As confidentially submitted to the U.S. Securities and Exchange Commission on April 12, 2018. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. __

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

 REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INX LIMITED

(Exact name of registrant as specified in its charter)

Gibraltar	6200	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

57/63 Line Wall Road

Gibraltar, GX11 1AA

Gibraltar

Tel: +350 200 79000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware

+1 302 738 6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark S. Selinger, Esq. Lee A. Schneider, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, NY 10173 +1 212 547 5400	Yuval Horn, Adv. Roy Ribon, Adv. Horn & Co. Law Offices Amot Investments Tower 2 Weizmann Street, 24th Floor Tel Aviv 6423902, Israel +972 3 637 8200	Aaron Payas, CFA Andrew Montegriffo Hassans International Law Firm 57/63 Line Wall Road P.O. Box 199 Gibraltar GX11 1AA +350 200 79000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Token(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
INX Token (1)	130,000,000	$	$	$

(1)	Described more fully on page 72.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission has declared this registration statement effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED __, 2018

INX LIMITED

130,000,000 INX Tokens

This is our initial public offering. We are offering 130,000,000 INX Tokens, (the “INX Tokens” or “Tokens”). Each INX Token will entitle its holder to a pro rata distribution of 20% of our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token. The distribution is payable on an annual basis commencing on April 30, 2019. In addition, the INX Token may be used as a form of payment for transaction fees on the INX Exchange and it may also be used as a portion of the collateral deposited with the INX Exchange for short positions. See “Description of INX Tokens.”

There is currently no public market for the INX Token and no guarantee can be provided whether such a market will be established. We expect an initial public offering price of $__ per Token. The initial public offering price was arbitrarily determined by our Board of Directors.

We will not complete the sale of any INX Tokens unless we raise gross offering proceeds of $5,000,000 from this offering within one year from the date of this prospectus, which we refer to as the minimum offering requirement. See “Plan of Distribution.” Pending satisfaction of this condition, all subscription payments will be placed in a segregated bank account specifically established for this offering (the “Investor Account”). If the Company meets the minimum offering requirement, then the Company will conduct a closing of the committed purchases and the funds from such purchases will be made immediately available to fund the Company’s operations. If we do not meet the minimum offering requirement within one year from the date of this prospectus, we will promptly return all funds in the Investor Account without interest or deduction, and we will terminate this offering. If we meet the minimum offering requirement we will continue our public offering that will terminate upon the earliest to occur of: (i) the sale of all of the 130,000,000 INX Tokens being offered, (ii) 365 days after this registration statement is declared effective, or (iii) such shorter period as may be determined by the Company in its sole discretion.

In their report dated April 12, 2018 our independent auditors stated that our financial statements for the period ended December 31, 2017 were prepared assuming that we would continue as a going concern and they expressed substantial doubt about our ability to continue as a going concern.

We are an emerging growth company, as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements.

Purchasing INX Tokens involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus.

	Per Token		Total Minimum	Total Maximum
Initial public offering price	$		$5,000,000	$
Underwriter’s discounts and commissions(1)(2)		$-	$-		$-
Net Proceeds to us (before expenses)	$		$5,000,000	$

(1)	INX Tokens offered pursuant to this prospectus may be sold by our Company from time to time by our officers and directors directly to one or more purchasers. Our officers and directors will not receive any direct compensation for sales of INX Tokens. We have entered into an agreement with A-Labs Finance and Advisory Ltd. pursuant to which A-Labs will promote this offering to non-U.S. persons only, and will receive a contingent cash payment based on sales of INX Tokens to non-U.S. persons only. See “Plan of Distribution — Selling Agents and Expenses”. A-Labs will also receive a payment for non-broker services in an amount of $500,000 upon the Company selling at least $10 million worth of INX Tokens to U.S. persons. In addition, we reserve the right to engage broker-dealers who are FINRA members to participate in the offer and sale of our INX Tokens and to pay to such broker-dealers cash commissions of up to 7% of the gross proceeds from the sales of INX Tokens placed by them. Please refer to the section entitled “Plan of Distribution” for additional information.
(2)	For purposes of this calculation, we have assumed that 100% of the INX Tokens sold in this offering will be sold to non-U.S. persons, which would entitle A-Labs to a commission based on 100% of the gross proceeds received by us in this offering.

None of the United States Securities and Exchange Commission, the Gibraltar Financial Services Commission, or any state securities commission or other jurisdiction has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the INX Tokens to the purchasers in this offering commencing on or about __, 2018.

The date of this prospectus is __, 2018.

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Until and including __, 2018 (25 days after the date of this prospectus), all dealers that buy, sell, or trade INX Tokens, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the INX Tokens in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the INX Tokens offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of INX Tokens means that information contained in this prospectus is correct after the date of this prospectus.

Market data and certain industry data and forecasts used throughout this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including internal surveys, industry forecasts, and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our expected results for any future periods.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless derived from our financial statements or otherwise noted, the terms “dollar,” “U.S. dollar,” “US$,” “USD,” and “$” refer to U.S. dollars, the lawful currency of the United States.

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PROSPECTUS SUMMARY

This is only a summary of the prospectus and does not contain or summarize all of the information contained in this prospectus which is material and/or which may be important to you. You should read this entire prospectus, including “Risk Factors,” before making an investment decision about the INX Tokens.

Definitions used in this prospectus can be found in the section of entitled “Glossary of Defined Terms”.

Unless otherwise stated in this prospectus, references to:

●	“we,” “us,” “Company,” “our company” or “INX” are to INX Limited and its wholly owned subsidiaries;

●	“INX Tokens,” “Tokens” or “our Tokens” are to INX Tokens as more fully described at page 72;

●	“Companies Act” refers to Gibraltar Companies Act 2014;

Overview

We are developing a regulated platform for trading blockchain assets and their derivatives (the “INX Exchange”) When fully operational, the INX Exchange is expected to offer professional traders and other institutional investors a trading platform with regulatory transparency and traditional marketplace practices, supported by a cash reserve. We plan to develop the INX Exchange as a centralized platform that facilitates peer-to-peer professional trading services through a suite of marketplace features and trading products, including the ability to take short positions and trade derivatives such as futures, options, and swaps.

Through the INX Exchange, a regulated trading platform, the Company intends to facilitate a market for blockchain assets, including security tokens. The INX Exchange will utilize established practices common in other regulated financial services markets, such as customary trading, clearing, and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency. The INX Exchange will enable peer-to-peer trading via web portal and application programming interface (“API”) solutions. In order to facilitate liquidity and support a vibrant trading market on the INX Exchange, we intend to offer promotional discounts to attract high volume traders and market makers.

As part of our INX Exchange platform, we have created the INX Token, which is offered pursuant to this prospectus. Prospective investors who have been duly identified through know-your-customer and anti-money laundering (“KYC/AML”) procedures may purchase INX Tokens and, after the INX Exchange is operational, holders of INX Tokens may trade the INX Tokens on the INX Exchange. INX Token holders will be able to use the INX Token to pay INX Exchange transaction fees or to post collateral on the INX Exchange. Holders of INX Tokens will also be entitled to receive a pro rata distribution of 20% of our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token. The distribution will be payable on an annual basis commencing on April 30, 2019. Further, in addition to a cash reserve to be comprised of a significant portion of the proceeds of this offering, we plan to maintain a capital reserve and liquidity fund of up to 100 million INX Tokens, consisting of 35 million INX Tokens created but not previously sold by the Company to the public and 20% of the INX Tokens received by the Company as payment of transaction fees, up to an additional 65 million INX Tokens. The Company may sell a portion of INX Tokens it receives as payment of transaction fees in future offerings to raise additional financing and to help maintain a public float of INX Tokens. See “Description of INX Tokens”.

One of our U.S. subsidiaries intends to file applications for registration as a broker-dealer and as an alternative trading system with the Financial Industry Regulatory Authority (“FINRA”) and another U.S. subsidiary intends to register as a designated contract market and swap execution facility with the CFTC. Our subsidiary in Gibraltar intends to apply to the Gibraltar Financial Services Commission for a license under the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 for its European-based operations.

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Corporate Information and Structure of INX

We are a Gibraltar private company limited by shares, incorporated on November 27, 2017. The majority of our issued share capital is held by Triple-V (1999) Ltd, an entity wholly owned by Shy Datika, one of our founders, our controlling shareholder and Chief Executive Officer (see – “Principal Shareholders”) and the balance of our issued share capital is held by our employees, lenders, service providers and investors. We plan to have the following wholly-owned subsidiaries:

●	INX Services, Inc., a Delaware corporation, which we intend to register as a broker-dealer and an alternative trading system;

●	INX DCM, Inc., which we plan to incorporate in Delaware to act as a designated contract market and swap execution facility.; and

●	INX GIB Ltd., which we plan to incorporate in Gibraltar as a private company limited by shares to offer the Company’s services and products to the European market. We intend to apply to the Gibraltar Financial Services Commission for a license under the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 for its European-based operations.

INX Limited’s registered office is located at 57/63 Line Wall Road, Gibraltar, GX11 1AA, Gibraltar, and its telephone number is +350 200 79000. After the INX Exchange becomes fully operational, INX Limited intends to relocate its principal office to New York, NY.

Industry Overview

Background & Current Market

Blockchain assets, also known as “tokens” or “coins,” have experienced rapid growth mixed with dramatic volatility since first introduced in 2009 with the launch of Bitcoin. For example, on December 31, 2017, total market capitalization for all blockchain assets was over $570 billion. In early January 2018, total market capitalization of blockchain assets increased to approximately $835 billion before declining by more than $100 billion in 24 hours on January 8, 2018. As of March 31, 2018, blockchain assets had a total market capitalization of approximately $270 billion.

Blockchain assets historically have not been issued by governments, banks or similar organizations but rather are collectively maintained by a decentralized user base, accessed through software, which also governs the blockchain asset’s creation, movement, and ownership. This lack of a single point of data collection is believed to enhance the security of traditional blockchain networks and blockchain assets.

The blockchain market has grown dramatically. As of March 31, 2018, approximately $9 billion in the aggregate had been raised through offerings of blockchain assets, many of which are initial coin offerings (“ICOs”), and over 120 blockchain asset exchanges provide basic buy and sell services for one or more blockchain assets. As of March 31, 2018, 38 exchanges of blockchain assets average daily trading volumes over $20,000,000 and 15 exchanges of blockchain assets average daily trading volume over $100,000,000. As of March 31, 2018, top blockchain asset exchanges, based on USD 24-hour volume, include Binance, Bitfinex, Huobi, OKEx, Upbit, Bithumb, GDAX, Kraken, Bitstamp and Bittrex.

There has been growing institutional interest in operating regulated blockchain asset exchanges and utilizing blockchain assets in bank financing practices. In January 2017, UBS, BNY Mellon, Deutsche Bank, Santander, NEX and blockchain startup Clearmatics announced their own blockchain asset issuances with the intent to incorporate blockchain assets in currency-related transactions, encourage regulation by central banks and create fiat-like asset-collateralized networks on custom blockchain platforms. In December 2017, Bank of America was awarded a patent for an automated digital currency exchange system. On December 18, 2017, the Chicago Board of Exchange began trading in bitcoin futures, and was joined shortly thereafter by CME Group, also offering bitcoin futures. Also in December 2017, the Australian Securities Exchange (ASX) announced it would move forward with a plan to replace its current clearing and settlement process with a blockchain solution. As of March 2018, the European Central Bank and Bank of Japan are continuing to research blockchain applications for securities settlement systems.

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The significant growth of the blockchain asset market and the lack of regulated trading in blockchain assets have triggered an increase in governmental scrutiny. On July 25, 2017, the Securities and Exchange Commission (the “SEC”) issued a Report of Investigation pursuant to Section 21(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) that found that sales of tokens by a virtual organization known as The DAO (a “decentralized autonomous organization”) violated the federal securities laws by participating in the unregistered sale of securities. The SEC also has cautioned brokers, dealers and other market participants that (i) allow for payments in virtual currencies, (ii) allow customers to purchase virtual currencies on margin, or (iii) otherwise use virtual currencies to facilitate securities transactions to exercise particular caution, including ensuring that their virtual currency activities do not undermine their know-your-customer and anti-money laundering obligations. In December 2017, the SEC announced two enforcement actions against entities conduction token sales, followed soon after by a public statement by the Commission Chairman regarding cryptocurrencies and initial coin offerings addresses to both investors and market participants. In early 2018, media reports indicated that the SEC had subpoenaed up to 80 cryptocurrency firms as part of a targeted probe, potentially signaling a trend of greater enforcement activity.

Finally, recognizing that not all blockchain assets may be securities, the CFTC has stated that virtual currencies, like bitcoin, may be commodities that are within the purview of the CFTC. On March 6, 2018, the United States District Court for the Eastern District of New York ruled in CFTC v. McDonnell, et al., No. 18-cv-361, ECF No. 29 (E.D.N.Y. Mar. 6, 2018), that “virtual currencies can be regulated by CFTC as a commodity” but left the door open for other regulatory bodies to regulate virtual currency concurrently. Because of the uncertainty built into a “facts and circumstances” analysis, as well as general regulatory uncertainty worldwide, companies have begun to structure their blockchain assets as securities and conduct sales of their blockchain assets as registered securities offerings. As blockchain assets take on the attributes of securities and market makers expand the breadth of blockchain asset trading products into spot, futures and derivative trading instruments, the need and demand for a regulated blockchain asset trading solution continues to grow.

Identified problems in the current blockchain asset platform or exchange markets include the following:

●	Pre-trade and post-trade services are limited. Current blockchain exchanges do not provide investment tools that would allow clients to continually monitor and manage blotter, credit, position, and other technical analysis. The current market of exchanges do not offer analytical capabilities during the pre-trading period and do not provide trade confirmations, reporting and access to pricing data during the post-trading period. This lack of transparency results in lower pricing performance, inefficiencies and ultimately higher trading risks.

●	Lack of Trading History. Most blockchain asset exchanges do not or cannot present the entire history of trades to exchange participants in a manner that would be requested by a regulator. This lack of trading history does not allow regulatory agencies to effectively monitor transactions.

●	Lack of Regulatory Compliance. Most blockchain asset exchanges are not prepared to comply (or are not willing to comply) with regulatory requirements imposed by U.S. federal and state securities law. Blockchain asset exchanges assume less responsibility for what takes place on their platforms as compared to regulated exchanges. For example, blockchain asset exchanges are generally unable to verify the legitimate origin of funds in a trade and therefore cannot confirm that the trades are not in violation of anti-money laundering laws. In addition, current blockchain asset exchanges do not provide traditional trading protections, such as trading collateral capital and liquidity reserves, making professional traders unable or reluctant to conduct derivative trading on these exchanges. The lack of compliant exchanges in the for the trading of blockchain assets leads to low customer and public confidence in both the exchanges and the blockchain assets traded.

●	No Physical Delivery for Short Trades. Physical delivery of underlying assets between parties to a short transaction helps ensure the completion of the transactions, regardless of other activities that are being conducted on the same exchange for other clients. Current blockchain asset marketplaces allow clients to leverage their trades by not possessing the assets being traded, known as a “naked” short sale, resulting in potential disruption of trading activity on the exchange or the weakening of the exchange’s financial stability due to the costs incurred by the exchange to cover naked short sales.

●	Lack of Technological Capability. The trading platforms currently utilized by blockchain asset exchanges generally lack the technological capability to handle the large trading volumes or capture trades for multiple simultaneous trading requests without disruption or significant errors. The technology of many blockchain asset exchanges was not developed to handle the dramatic growth in demand to engage in blockchain trades and the market has witnessed exchange outages, sometimes for many hours, pricing errors, intermittent periods of limited access to user funds, and other service related complaints.

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●	Lack of Pricing Transparency. There is currently no clear market standard for fees for trading blockchain assets. This is particularly true in the retail market, where the pricing of blockchain assets may be affected by significant transaction fees. In addition, many unregulated exchanges do not disclose their fees, creating ambiguity with respect to the final price of trades.

●	Poor Price Discovery. Blockchain asset exchanges experience inefficiencies in the form of significant arbitrage due to recurrent operational issues including temporary service outages and other temporary restrictions on access to the trading platform, the ability to withdraw or deposit fiat currencies and cryptocurrencies, or otherwise perform a trade on the platform. This creates significant exposure to arbitrage trading between exchanges. Moreover, when exchanges actively affect trading markets or when the exchange itself is a trading participant on their own platform, the resulting “price discovery” information for that exchange is, to some degree, erroneous in that it does not represent a picture of the true market. Decisions based on this data tend to reinforce the false pricing trends.

These weaknesses in current blockchain asset trading platforms reveal a significant opportunity in the blockchain asset industry for exchange providers with operations and services that provide functionality, transparency and collateralized trading platforms similar to those of regulated trading marketplaces.

Our Solution: A Single Regulated Integrated Platform for Trading Blockchain Assets

We believe that the only comprehensive solution to the issues that we have identified, and to the shortcomings of the current marketplace, is the development of a new marketplace for blockchain assets that is subject to governmental oversight. We are designing our platform to provide the following solutions to the problems identified above, which we believe will make the INX Exchange an attractive choice for the trading of blockchain assets:

●	Robust Pre-Trade and Post-Trade Services. We are designing the INX Exchange to permit clients to continually monitor and manage blotter, credit, position, and other technical analysis. We also plan to offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period. We expect that offering these capabilities to our traders will allow greater pricing performance and lower trading risks.

●	Historical Trading Record. Beginning with the first recorded transaction on the INX Exchange, we plan to apply KYC/AML procedures for all account holders and provide transparency so that clients have the ability to review all activities taken by them. We believe that this accessibility will supplement the transparency of blockchain assets.

●	Regulation. We believe that regulatory oversight of the INX Exchange, which we intend to be operated by a registered broker-dealer, will instill greater confidence in the INX Exchange compared to unregulated blockchain asset exchanges. As the ownership of blockchain assets becomes more commonplace and professional traders continue to enter the blockchain market, we believe that clients will expect regulatory safeguards, comparable to the current fiat and share based exchanges, when making blockchain trades. All customers of the INX Exchange, whether participating in initial offerings or secondary trading, will be required to complete KYC/AML checks in compliance with applicable laws and regulations.

●	Cash Reserve Fund; Capital Reserve and Liquidity Fund. We plan to establish a cash reserve fund comprised of a portion of the proceeds of this offering. In addition, we plan to establish a significant capital reserve and liquidity fund of up to 100 million INX Tokens, comprised of 35 million INX Tokens created but not previously sold by the Company to the public, and 20% of the INX Tokens received by the Company as payment for transaction fees, up to an additional 65 million INX Tokens. We believe that these funds will allow the INX Exchange to cover shortfalls in transactions, thereby introducing an important, additional layer of comfort for the investors, traders and clients.

●	Allowing Physical Delivery and Short Trading. We believe that the INX Exchange’s requirement of physical delivery in short and derivatives transactions improves exchange participants’ risk management abilities and will result in increased trade volumes and greater diversity in the financial instruments utilized for blockchain assets. We believe that hedge transactions, accompanied with physical delivery, will therefore be an incentive for trading on the INX Exchange.

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●	Our Robust Technology. We intend to develop technology for the INX Exchange to support high volumes of traffic to enable rapid trading activity. We believe that our technology will help alleviate the current outages that have taken place on other blockchain asset exchanges, help improve market liquidity, decrease bid-ask spreads and enhance market efficiencies.

●	Fixed Rates; Pricing Transparency. We plan to establish fixed rates for the blockchain assets traded on the INX Exchange, which rates will be available to all market participants. We also plan to set transparent trading fees that will be available to market participants prior to entering into a transaction. As a result, the cost of trading on our exchange will have a limited effect on the pricing of blockchain assets, which will be a function of the parties’ orders. We intend to implement procedures that will enable easy access to our trading system, which, together with pricing transparency, should decrease exposure to arbitrage trading and enhance the efficiency of the trading market. Further, the Company will not engage in proprietary trading on its own platform (or any other platform) and will not act as a market maker.

Our Development Plan

We are designing our trading platform to provide clients with a cross-asset, multi-currency non-biased execution trading solution and to function as broker, execution, and clearing agent. We plan to provide trading of different types of digital blockchain assets, including “security” and “utility” tokens and virtual currencies, with the optionality for execution of trades in both traditional fiat currencies and digital assets.

Our goal in the development of the INX platform is to offer professionals in the financial services community a comprehensive, interactive platform that allows for seamless integrated trading, real-time risk management and reporting and administration tools. The INX Exchange will permit trading of multiple blockchain assets, including trades in spot, futures and derivative forms. We plan to develop the INX Exchange as a centralized platform that facilitates peer-to-peer professional trading services. This trading platform will help our customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, and back-office accounting functions.

We are developing our system in modules to allow for a phased roll out of features in accordance with regulatory approvals that we receive and the technological development of the INX Exchange. See “Business— Phases of Development.”

We have currently developed the INX Token. After the INX Exchange is operational, prospective investors who have been duly identified through KYC/AML procedures may purchase and trade INX Tokens on the INX Exchange. INX Token holders will be able to use the INX Token to pay INX Exchange transaction fees or to post collateral on the INX Exchange. Holders of INX Tokens will also be entitled to receive a pro rata distribution of 20% of our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token. The distribution will be payable on an annual basis commencing on April 30, 2019. Further, in addition to a cash reserve to be comprised of a significant portion of the proceeds of this offering, we plan to maintain a capital reserve and liquidity fund of up to 100 million INX Tokens, consisting of 35 million INX Tokens created but not previously sold by the Company to the public and 20% of the INX Tokens received by the Company as payment of transaction fees, up to an additional 65 million INX Tokens. The Company may sell a portion of INX Tokens it receives as payment of transaction fees in future offerings to raise additional financing and to help maintain a public float of INX Tokens. See “Description of INX Tokens”.

Our Growth Strategies

We believe that our operational capabilities will strengthen and expand as the INX Exchange completes each phase of development. This will enable us to launch several growth strategies, including the following:

●	Active expansion of institutional blockchain asset trading and large-scale block transactions. The Company plans to promote the INX Exchange with institutional and other accredited investors such as family offices, hedge funds and others who require a platform that allows blockchain asset derivative trading and large-scale block transactions.

●	Monetize market data and connectivity. We plan to serve as a hub for blockchain asset traders, institutional investors, commercial banks and individuals trading blockchain asset derivatives. As we attract more clients, we expect that we will accumulate non-proprietary big-data relating to trading behavior and related market statistics. We plan to use this data for internal use and as a product to be sold to institutional investors and trade analysts.

●	Strategic opportunities. We plan to pursue strategic alliances with commercial banks and other licensed and regulated blockchain asset exchanges for the expansion of our business. In addition, we believe that a part of our future growth strategy will include the acquisition and integration of other blockchain service providers under the INX Exchange’s regulated processes.

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●	The INX Token. Use of the INX Token is intended to create a “virtuous cycle”. Holders of INX Tokens will be entitled to a distribution based on our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token. Our profit share model makes these INX Token holders beneficiaries of the growth and success of the Company’s operations. This in turn increases the value of the INX Token and its acceptance as a method of payment and as collateral on the INX Exchange.

●	Single integrated platform. We believe that developing the INX Exchange with the capability to provide customers with a single integrated platform to access an array of services and features will be preferred by participants in the financial services community and will attract high volume traders who need a multifunctional trading platform. We intend to bolster our competitive position by developing a wide breadth of workflow functionalities across the entire transaction lifecycle, including pre-trade, trade and post-trade services.

Competition

We face intense competition in the blockchain asset trading market on a global level. While we are not aware of any blockchain asset exchange that currently provides the services we expect the INX Exchange to provide, the market for trading blockchain assets has generated considerable interest and is continually evolving with new entrants to the market. In addition, established financial institutions have expressed interest in operating regulated blockchain asset exchanges and utilizing blockchain assets in bank financing practices. See “Business— Competition.”

Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. You should read and carefully consider these risks and all of the other information in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in INX Tokens. In particular, such risks include, but are not limited to, the following:

●	We may not be able to develop the INX Exchange as contemplated or at all.

●	Blockchain networks represent a new and rapidly changing industry and there remains relatively limited use of blockchain networks and blockchain assets.

●	Blockchain technology is an emerging technology that is novel and untested.

●	The legal framework of regulations applicable to blockchain technologies, virtual currencies, tokens and token offerings is uncertain.

●	Tax authorities may disagree with our tax positions with regard to the Company, its business and the INX Token and may ask us to revise these positions in a manner that could adversely affect you.

●	The prices of blockchain assets are extremely volatile and fluctuations in the price of blockchain assets could materially affect our profits.

●	Our company has no operating history and our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

●	There is currently no trading market for our INX Tokens and, if a trading market were to develop, the price of the INX Tokens may be volatile.

●	We expect to face intense competition from other companies.

●	We may not receive regulatory approval in the various jurisdictions in which we plan to operate our businesses.

●	We may not be able to prevent illegal activity from occurring over our exchange.

●	Our securities business and related clearing operations expose us to material default and liquidity risk.

●	We rely on third party contractors for the design, development and implementation of our exchange infrastructure.

●	Systems failures or capacity constraints could materially harm our ability to conduct our operations and execute our business strategy.

●	We may be a target of cyber-attacks and other cyber security risks.

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●	Valuation of the INX Token is difficult and the offering price of the INX Tokens has been arbitrarily determined and should not be used by an investor as an indicator of the fair market value of the INX Tokens.

●	There can be no assurance that we will be able to distribute any funds to INX Token holders.

●	The tax characterization of Tokens is uncertain and you must seek your own tax advice in connection with purchasing Tokens.

Implications of Our Emerging Growth Company and Foreign Private Issuer Status

As a company with less than $1.07 billion in revenue for our year ending December 31, 2017, we qualify as an “emerging growth company” under Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), compliance with new standards adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring communication of critical audit matters in the independent public accounting firm report on our annual financial statements, exemption from say-on-pay, say-on-frequency, and say-on-golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We have irrevocably elected not to avail ourselves of the exemption from new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenue of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

Upon completion of this offering, we will also be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), that are applicable to “foreign private issuers,” and under those requirements we will file reports with the Securities and Exchange Commission (the “SEC”). As a foreign private issuer we are exempt from certain rules and regulations under the Exchange Act, that are applicable to other public companies that are not foreign private issuers. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We may also present financial statements pursuant to International Financial Reporting Standards (“IFRS”), instead of pursuant to U.S. generally accepted accounting principles (“U.S. GAAP” or “GAAP”). Our executive officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

We may choose to take advantage of any, some, or all of the exemptions available to us as an emerging growth company or as a foreign private issuer. We have taken advantage of reduced reporting requirements in this prospectus.

Accordingly, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold stock. Please see the section of this prospectus titled “Risk Factors—Risks Relating to our Incorporation in Gibraltar” for a description of exemptions that apply to emerging growth companies and foreign private issuers.

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THE OFFERING

Security Offered	INX Token (the “INX Token”), an ERC20 compliant token.

Token ticker on the INX Exchange	INX

Total Tokens offered in this offering	130,000,000 Tokens

Total Tokens to be outstanding (and not held by INX Limited) immediately after this offering	[-] Tokens

Minimum Offering Amount	$5,000,000; we will not complete the sale of any INX Tokens unless we raise gross offering proceeds exceeding $5,000,000. See “Plan of Distribution.”

Use of Proceeds

We intend to use the net proceeds raised from the sale of INX Tokens in this offering as follows: $18 million for the operation of the INX Exchange, including continued development of the INX Exchange (See “Business—Phases of Development”), marketing and improvement of security measures. The balance of the net proceeds will be used to establish and capitalize a cash reserve fund for the INX Exchange, which will satisfy regulatory requirements. See “Use of Proceeds”

Termination of the Offering	The offering will terminate upon the earliest to occur of: (i) the sale of all of the 130,000,000 Tokens being offered, (ii) 365 days after this registration statement is declared effective by the SEC, or (iii) such shorter period as may be determined by the Company in its sole discretion.

Uses of the INX Token on the INX Exchange	(1) Payment of transaction fees (2) Deposit as a portion of collateral for short positions

Distributions on INX Tokens	Each INX Token will entitle its holder to a pro rata distribution of 20% of our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token. The distribution will be payable on an annual basis commencing on April 30, 2019. See “Description of INX Tokens.”

Rights Upon Liquidation	If the operations of the INX Exchange are discontinued and the Company is liquidated, after any payments required by applicable law, a then-current INX Token holder as identified by the INX Token Registry will be entitled to a payment from the Company’s remaining funds together (pari passu) with the Company’s other unsecured creditors, prior to any distributions being made to the Company’s shareholders. For the avoidance of doubt, INX Tokens held by INX Services will not participate in any payments upon liquidation of the Company.” See “Description of INX Tokens.”

Capital Reserve & Liquidity Fund	35,000,000 INX Tokens will be set aside in a capital reserve and liquidity fund. Additional Tokens will be contributed to the reserve as INX Tokens are received by the Company in payment of INX Exchange transaction fees, up to a maximum of 100,000,000 INX Tokens.

Tokens Reserved for Employee Issuances	17,373,438 INX Tokens have been reserved for future sales and issuances to employees, directors, advisors and early investors in the Company.

Total Tokens; Mining	200,000,000 INX Tokens have been created. There is no mining of INX Tokens and there is no other means of creating new INX Tokens.

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SUMMARY FINANCIAL DATA

The following summary statement of comprehensive loss for the period from September 1, 2017 (inception of the Company) to December 31, 2017 and the summary balance sheet data as of December 31, 2017 should be read together with our audited financial statements and accompanying notes, as well as the information provided in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

Summary Statement of Comprehensive Loss

From September 1, 2017 (inception) through December 31, 2017 (USD in thousands)
Operating expenses:
General and administrative	586

Loss from operations	586

Fair value adjustment of INX Token liability	50
Finance expenses	1

Net loss and comprehensive loss	637

Net loss per share, basic and diluted	(0.13)

Weighted average number of shares outstanding, basic and diluted	4,917,166

Summary Balance Sheet Data

December 31,
2017

Total Assets	517
Working Capital	62
Total Liabilities	455
Total Equity	62

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RISK FACTORS

Investing in INX Tokens involves a high degree of risk. You should carefully consider the risks we describe below, along with all of the other information set forth in this prospectus, including the section entitled “Cautionary Note Regarding Forward-Looking Statements” and our financial statements and the related notes beginning on page F-1, before deciding to purchase INX Tokens. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in INX Tokens. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of INX Tokens could decline substantially and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in INX Tokens.

You may lose all monies that you spend purchasing INX Tokens. If you are uncertain as to our business and operations or you are not prepared to lose all monies that you spend purchasing INX Tokens, we strongly urge you not to purchase any INX Tokens. We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the offering of our INX Token as further detailed in this prospectus. Further, we recommend you consult independent legal advice in respect of the legality of your participation in the INX Token sale.

We do not recommend that you purchase INX Tokens unless you have prior experience with cryptographic tokens, blockchain-based software and distributed ledger technology and unless you have received independent professional advice.

RISKS RELATED TO BLOCKCHAIN ASSETS

Blockchain is a nascent and rapidly changing technology and there remains relatively small use of blockchain networks and blockchain assets in the retail and commercial marketplace. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect an investment in our Company.

The development of blockchain networks is a new and rapidly evolving industry that is subject to a high degree of uncertainty. Factors affecting the further development of the blockchain industry include:

●	continued worldwide growth in the adoption and use of blockchain networks and assets;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics and public tastes and preferences;

●	the popularity or acceptance of the Bitcoin or Ethereum networks;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	government and quasi-government regulation of blockchain networks and assets, including any restrictions on access, operation and use of blockchain networks and assets; and

●	the general economic environment and conditions relating to blockchain networks and assets.

Our business model is dependent on continued investment in and development of the blockchain industry and related technologies. If investments in the blockchain industry become less attractive to investors or innovators and developers, or if blockchain networks and assets do not gain public acceptance or are not adopted and used by a substantial number of individuals, companies and other entities, it could have a material adverse impact on our prospects and our operations.

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations.

Blockchain is an emerging technology that offers new capabilities which are not fully proven in use. There are limited examples of the application of distributed ledger technology. In most cases, software used by blockchain asset issuing entities will be in an early development stage and still unproven. As with other novel software products, the computer code underpinning the INX Tokens and Ethereum blockchain may contain errors, or function in unexpected ways. Insufficient testing of smart contract code, as well as the use of external code libraries, may cause the software to break or function incorrectly. Any error or unexpected functionality may cause a decline in value of the INX Token and result in substantial losses to purchasers of INX Tokens.

The creation and operation of a digital system for the public trading of blockchain assets utilizing a distributed ledger will be subject to potential technical, legal and regulatory constraints. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

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Risks associated with the distributed ledger technology could affect the market for blockchain assets which could have a materially adverse effect on an investment in the Company.

The open-source structure of blockchain software means that blockchain networks may be susceptible to developments by users or contributors that could damage the reputation of those blockchain assets. Blockchain networks may be the target of malicious cyberattacks or may contain exploitable flaws, which may result in security breaches and the loss or theft of blockchain assets.

Most blockchain networks operate based on some form of open-source software. An open source project is not represented, maintained or monitored by an official organization or authority.

The open-source nature of blockchain network software means that it may be difficult for a blockchain asset issuer or its contributors to maintain or develop blockchain networks. Developers and other contributors to blockchain network protocols are generally not directly compensated for their contributions in maintaining and developing the protocol. If the awards of blockchain assets for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the blockchain network. Instead, most blockchain networks provide that miners receive awards and transaction fees for recording transactions and maintaining the blockchain network. Such fees are generally paid in the blockchain asset of that network.

If the awards and fees paid for maintenance of a network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the blockchain network. To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the blockchain network and its assets.

Blockchain networks may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software. Third parties not affiliated with the issuer may introduce weaknesses or bugs into the core infrastructure elements of the blockchain network and open-source code which may result in the loss or theft of blockchain assets.

Such events may result in a loss of trust in the security and operation of blockchain networks and a decline in user activity which could have a negative impact on the Company.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of Bitcoin, Ether and/or other blockchain assets could materially and adversely affect the Company.

The prices of blockchain assets such as Bitcoin and Ether have historically been subject to dramatic fluctuations and are highly volatile, and the market price of other blockchain assets may also be highly volatile. As relatively new products and technologies, blockchain assets have only recently become accepted as a means of payment for goods and services, and such acceptance and use remains limited. Conversely, a significant portion of demand for blockchain assets is generated by speculators and investors seeking to profit from the short- or long-term holding of blockchain assets. A lack of expansion, or a contraction of adoption and use of blockchain assets, may result in increased volatility or a reduction in the price of blockchain assets.

Several additional factors may influence the market price of blockchain assets, including, but not limited to:

●	Global blockchain asset supply;

●	Global blockchain asset demand, which can be influenced by the growth of retail merchants’ and commercial businesses’ acceptance of blockchain assets like virtual currencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;

●	Changes in the software, software requirements or hardware requirements underlying the blockchain networks;

●	Changes in the rights, obligations, incentives, or rewards for the various participants in blockchain networks;

●	Investors’ expectations with respect to the rate of inflation;

●	Interest rates;

●	Currency exchange rates, including the rates at which blockchain assets may be exchanged for fiat currencies;

●	Fiat currency withdrawal and deposit policies of blockchain asset exchanges and liquidity on such exchanges;

●	Interruptions in service or other failures of major blockchain asset exchanges;

●	Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in blockchain networks or blockchain assets;

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●	Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

●	Regulatory measures, if any, that affect the use of blockchain assets;

●	The maintenance and development of the open-source software utilized in blockchain networks;

●	Global or regional political, economic or financial events and situations; or

●	Expectations among blockchain network participants that the value of such blockchain assets will soon change.

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain industry and may affect other blockchain assets. For example, a security breach that affects investor or user confidence in Ether or Bitcoin may affect the industry as a whole and may also cause the price of other blockchain assets to fluctuate.

The value of blockchain assets and fluctuations in the price of blockchain assets could materially and adversely affect our business and investment in the Company.

The regulatory regimes governing blockchain technologies, virtual currencies, tokens and token offerings are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets.

Initially, it was unclear how distributed ledger technologies, blockchain assets and the businesses and activities utilizing such technologies and assets would fit into the current web of government regulation. As blockchain networks and blockchain assets have grown in popularity and in market size, international, federal, state and local regulatory agencies have begun to clarify their position regarding the sale, purchase and ownership of blockchain assets.

Regulation of blockchain networks remains in its early stages but it is likely to evolve significantly. Such evolution is subject to uncertainty and may vary significantly among jurisdictions. Various legislative and executive bodies in the United States and in other countries have shown that they intend to adopt legislation or take enforcement actions, which may severely impact the development and growth of blockchain networks and the adoption and use of blockchain assets.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States or elsewhere, may materially and adversely impact the value of blockchain assets, the liquidity and market price of blockchain assets, the ability to access marketplaces or exchanges on which to trade blockchain assets, and the structure, rights and transferability of blockchain assets. Governments may seek to ban transactions in blockchain assets altogether. See “Business—Regulatory Oversight of Blockchain Assets.”

The Company may be prevented from entering, or it may be required to cease operations in, a jurisdiction that makes it illegal or commercially unviable or undesirable to operate in such jurisdiction. Enforcement, or the threat of enforcement, may also drive a critical mass of participants and trading activity away from regulated markets such as the INX Exchange and toward unregulated exchanges. Although it is impossible to predict the positions that will be taken by certain governments, any regulatory changes in affecting blockchain assets could be substantial and materially adverse to the development and growth of our business and investment in the Company.

The blockchain asset trading ledger is publicly available which may give rise to privacy concerns.

The distributed ledger used to record transfers of ownership of blockchain assets is generally available to the public and stores the complete trading history from the inception of the respective blockchain asset. Blockchain assets are represented by ledger balances and secured by cryptographic key pairs and only the public-key-derived wallet address is exposed to the public on the distributed ledger. The personal identity information necessary to associate a public key representing a given block of digital securities with the owner of those securities being maintained in a separate database that is not exposed to the public.

As such, transparent trading data with respect to blockchain assets will be publicly available. This may make it more difficult for holders of blockchain assets to execute certain trading strategies. Security breaches with respect to the holders’ personal identity information database could result in theft of the information necessary to link personal identity with public keys, and thus the stolen information could be used to determine the affected holder’s complete trading history. Concerns over these issues may limit adoption of this novel trading system by a range of potential investors, reducing liquidity of blockchain assets.

There are also a number of data protection, security, privacy and other government- and industry-specific requirements that are implicated by utilizing a distributed ledger. If blockchain networks are unable to satisfy data protection, security, privacy, and other government-and industry-specific requirements, their growth could be harmed.

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RISKS RELATED TO OUR COMPANY’S OPERATIONS

Our ability to develop the INX Exchange faces operational, technology and regulatory challenges and we may not be able to develop the INX Exchange as contemplated or at all.

We may not be able to develop the INX Exchange as contemplated by our business model or at all. In addition, a number of factors could materially adversely affect our ability to commercialize and generate any revenue from our proposed INX Exchange.

The development, structuring, launch and maintenance of the INX Exchange could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. Our proposed platform is complex and its creation requires the integration of multiple technologies and the development of new software. There can be no assurance that we will have the financial and technological resources necessary to complete the development of the INX Exchange if its development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop. Even if we are able to develop the INX Exchange as contemplated, we may not be able to develop the platform on a timely basis.

Further, there can be no assurance that our platform will gain the acceptance of customers or other market participants. Because blockchain asset trading is in its early stages, it is difficult to predict the preferences and requirements of blockchain asset traders and our platform design and technology may be incompatible with new or emerging forms of blockchain assets or related technologies. Failure to achieve acceptance would impede our ability to develop and sustain a commercial business.

Because cash distributions to the INX Token holders are dependent on our cash flow, our failure to develop the INX Exchange, or failure of the INX Exchange to gain acceptance, would prevent us from paying any distribution to the INX Token holders. Further, our failure to develop the INX Exchange would prevent INX Token holders from using INX Tokens as payment for transaction fees on the INX Exchange or as collateral deposited with the INX Exchange for short positions. Such adverse effects would impact the utility, liquidity, and the trading price of INX Tokens and potentially render the INX Tokens worthless.

We have no operating history and our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

We are a recently formed company established under the laws of Gibraltar with minimal activity and no historical operating results. In their report dated April 12, 2018 our independent auditors stated that our financial statements for the period ended December 31, 2017 were prepared assuming that we would continue as a going concern and they expressed substantial doubt about our ability to continue as a going concern. This doubt is based upon the Company’s current lack of resources to execute its business plan. Since date of inception in September 2017, the Company has incurred a loss from operations and as of December 31, 2017, the Company has an accumulated deficit of $637,000. We expect that we will incur approximately $9 million of expenses to complete the three phases of development contained in our business plan. “See “Business – Phases of Development.”

This offering is subject to a minimum offering amount of $5,000,000 and we will not commence operations of the INX Exchange until obtaining funding through this offering. However, we may meet our minimum offering amount, close on committed purchases and have access to investor funds before we obtain the funding that we expect will be required to complete our business plan. There is no guarantee that we will be able to raise any additional capital in the future.

Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. Even if we close this offering, there can be no assurance that we will ever generate any operating activity or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

We expect to face intense competition from other companies and, if we are not able to successfully compete, our business, financial condition and operating results will be materially harmed.

We expect to encounter competition in all aspects of our business, including from entities having substantially greater capital and resources, offering a wide range of products and services and in some cases operating under a different and possibly less stringent regulatory regime.

We will also face competition from other futures, securities and securities option exchanges; over-the-counter markets (OTC); clearing organizations; large industry participants; swap execution facilities; alternative trade execution facilities; technology firms, including electronic trading system developers, and others. Many of our competitors and potential competitors have greater financial, marketing, technological and personnel resources than we do. In addition, many of our competitors may offer a wider range of bundled services, have broader name recognition, and have larger customer bases than we do.

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New entrants may enter the market with alternative methods of providing trade execution and related services, and existing competitors often launch new initiatives.

Our ability to develop competitive advantages will require continued enhancements to our products, investment in the development of our services, additional marketing activities and enhanced customer support services. There can be no assurance that we will have resources to make sufficient investments in the development of our services, that our competitors will not devote significantly more resources to competing services or that we will otherwise be successful in developing market share. If competitors offer superior services, our market share could be affected and this would adversely impact our business and results of operations.

Failure to keep up with rapid changes in industry-leading technology, products and services could negatively impact our results of operations.

The institutional financial services industry is subject to rapid technological change and evolving industry standards. User demands become greater and more sophisticated as the dissemination of products and information to customers increases. If we are unable to anticipate and respond to the demand for new services, products and technologies, innovate in a timely and cost-effective manner and adapt to technological advancements and changing standards, we may be unable to compete effectively, which could have a material adverse effect on our business. Many of our competitors have significantly greater resources than we do to fund research and development initiatives. Moreover, the development of technology-based services is a complex and time-consuming process. New products and enhancements to existing products can require long development and testing periods. Significant delays in new product releases, failure to meet key deadlines, or significant problems in creating new products could negatively impact our revenues and profits.

We may not receive regulatory approval in the various jurisdictions in which we plan to operate our businesses.

We are seeking or we plan to seek registrations with the SEC, FINRA, the CFTC and various other regulatory bodies both in the U.S. and in other countries. If we fail to qualify for registrations under any of these authorities, we may be unable to execute our business plan as a provider of financial services. This would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results operations and prospects and, as a result, investors could lose all or most of their investment. In addition, any such action could also cause us significant reputational harm, which, in turn, could seriously harm the Company.

Firms in the financial services industry have experienced increased scrutiny in recent years. Such regulatory or other actions may lead to penalties, fines, disbarment and other sanctions which could place restrictions or limitations on our operations and otherwise have a material adverse effect on our businesses.

The securities markets and the brokerage industry in which we operate are subject to extensive, evolving regulation that imposes significant costs and competitive burdens that could materially impact our business.

Most aspects of our broker-dealer operations will be highly regulated, including regulated oversight over sales and reporting practices, operational compliance, capital requirements and licensing of employees. Accordingly, we face the risk of significant intervention by regulatory authorities such as the SEC and FINRA in the U.S. and their equivalents in other countries.

Compliance with regulations may require us and our customers to dedicate significant financial and operational resources that could result in some participants leaving our markets or decreasing their trading activity, which would negatively affect our profitability. We expect to continue to incur significant costs to comply with the extensive regulations that apply to our business.

See “Business—Regulation of Our Market” for a description of potential regulation of our business.

As we expand our business, we may be exposed to increased and different types of regulatory requirements. We may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which may adversely affect our business. Also, regulatory changes that impact how our customers conduct their business may impact our business and results of operations. The U.S. federal government and other governments outside of the United States may implement new or revised regulatory requirements for the financial services industry. Any changes to the regulatory rules could cause us to expend more significant compliance, business and technology resources, incur additional operational costs and create additional regulatory exposure.

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If we fail to comply with applicable laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel or other sanctions, including revocation of our broker-dealer registrations, our designations as a contract market and derivatives clearing organization.

The extent to which blockchain assets are used to fund criminal or terrorist enterprises or launder the proceeds of illegal activities could materially impact our business.

The potential, or perceived potential, for anonymity in transfers of bitcoin and similar blockchain assets, as well as the decentralized nature of blockchain networks, has led some terrorist groups and other criminals to solicit bitcoins and other blockchain assets for capital raising purposes. As blockchain assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies have been examining the operations of blockchain assets, their users and exchanges, concerning the use of blockchain assets for the purpose of laundering the proceeds of illegal activities or funding criminal or terrorist enterprises.

In addition to the current market, new blockchain networks or similar technologies may be developed to provide more anonymity and less traceability. There is also the potential that other blockchain asset exchanges may court such illicit activity by not adhering to know-your-customer and anti-money laundering practices.

We may not be able to prevent illegal activity from occurring over our exchange. The use of blockchain assets for illegal purposes, or the perception of such use, over our exchange or on other exchanges could result in significant legal and financial exposure, damage to our reputation, damage to the reputation of blockchain assets and a loss of confidence in the services provided by our exchange and the blockchain asset community as a whole. This could result in regulatory penalties which could have an adverse effect on our business.

We may not have sufficient cash flow from operating activities, cash on hand and the ability to obtain borrowing capacity to finance required capital expenditures, fund strategic initiatives and meet our other cash needs. These obligations require a significant amount of cash, and we may need additional funds, which may not be readily available.

The viability of our business will be dependent on the availability of adequate capital to develop and maintain our business and meet our regulatory capital requirements. We will need to continue to invest in our operations for the foreseeable future to carry out our business plan. If the INX Exchange does not attract clients and does not achieve the expected operating results, we will need to seek additional financing or revise our business plan. Our ability to borrow additional funds may be impacted by financial lending institutions’ ability or willingness to lend to us on commercially acceptable terms.

Low levels of operating cash flow together with limited access to capital or credit in the future could have an impact on our ability to meet our regulatory capital requirements, invest in our software and infrastructure, engage in strategic initiatives, make acquisitions or strategic investments in other companies, react to changing economic and business conditions, repay our outstanding debt, or make dividend payments. Such outcomes could have an adverse effect on our business, financial condition and operating results.

Our securities business and related clearing operations expose us to material default and liquidity risk.

We plan to self-clear blockchain asset transactions. Our clearing broker operations will expose us to counterparties with differing risk profiles. We plan to guarantee transactions submitted by our clearing broker with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional customers.

We may be required to finance our clients’ unsettled positions and we could be held responsible for the defaults of our clients. Default by our clients may also give rise to our incurring penalties imposed by execution venues, regulatory authorities and clearing and settlement organizations.

Regulatory agencies have recently required clearing and settlement organizations to increase the level of margin deposit requirements and they may continue to do so in the future. Growth in trading activity may lead to higher regulatory capital requirements. We cannot assure you that these capital requirements will be sufficient to protect market participants from a default or that we will not be adversely affected in the event of a significant default.

Broker-dealers are also subject to regulatory capital requirements promulgated by the applicable regulatory and exchange authorities of the countries in which they operate. The failure to maintain required regulatory capital may lead to suspension or revocation of a broker-dealer registration and suspension or expulsion by a regulatory body. If existing cash together with cash from operations are not sufficient, we may need to reject orders from clients and we may ultimately breach regulatory capital requirements.

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Furthermore, if our broker-dealer subsidiaries are subject to new or modified regulatory capital rules or requirements, or fines, penalties or sanctions due to increased or more stringent enforcement, it could materially limit or reduce the liquidity we may need to expand or even maintain our then-present levels of business, which could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to raise sufficient funds to establish a cash reserve fund that meets regulatory requirements. Further, our commitment to maintain a cash reserve fund and other regulatory requirements may limit our profits and our ability to make distributions to Token holders.

Our plan is to establish a cash reserve fund to facilitate coverage of our clearing house and settlement operations. We intend that a portion of the proceeds raised by this offering will be used to fund the cash reserve fund. However, we do not currently have any cash reserves. In addition, we intend to use approximately $18 million from the initial net proceeds from this offering for the operation of the INX Exchange, including continued development of the INX Exchange, marketing and improvement of security measures. This offering is subject to a minimum offering amount of $5,000,000 and we may close on committed purchases and gain access to committed funds at any time after we meet our minimum offering amount. Therefore, we cannot guarantee that we will have any material amount of cash reserves after the completion of this offering.

Any deficiencies in our cash reserve fund may require us to make additional payments into the cash reserve fund. Amounts reserved or released from the fund will be used to cover losses and cannot be used to develop the company and its business. In addition, our ability to withdraw capital from the cash reserve fund may be subject to regulatory restrictions. We may become subject to capital requirements in the United States or other foreign jurisdictions in which we may enter.

This may impact profits and cash flows of the Company and reduce the total amount that is returned to Token holders. Such regulations may require us to accumulate capital reserves in our subsidiaries which could limit our ability to develop our business processes or to disburse funds to our INX Token holders. If we fail to maintain the required levels of capital, we may be required to suspend our broker-dealer operations during the period that we are not in compliance with capital requirements.

If our capital reserves, including the cash reserve fund, are insufficient to meet internal or regulatory requirements, or if they are insufficient to cover our future liabilities, we may be required to raise additional capital. Any one or all of these outcomes may have a material effect on our business.

We may experience systems failures or capacity constraints that could materially harm our ability to conduct our operations and execute our business strategy.

We will be heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting our operations. We plan to receive and/or process a large portion of our trade orders through electronic means, such as through public and private communications networks. Our systems, or those of our third party providers, may fail or be shut down or, due to capacity constraints, may operate slowly, causing one or more of the following to occur:

●	unanticipated disruptions in service to our customers;

●	slower response times and delays in our customers’ trade execution and processing;

●	failed settlement of trades;

●	incomplete or inaccurate accounting, recording or processing of trades;

●	financial losses;

●	security breaches;

●	litigation or other customer claims;

●	loss of customers; and

●	regulatory sanctions.

If any of our systems do not operate properly, are compromised or are disabled, including as a result of system failure, employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of our market.

Our status as a CFTC registrant will generally require that our trade execution and communications systems be able to handle anticipated present and future peak contract volume. Heavy use of our computer systems during peak trading times or at times of unusual market volatility could cause our systems to operate slowly or even to fail for periods of time. We cannot assure you that our estimates of future contract volume and order messaging traffic will be accurate or that our systems will always be able to accommodate actual contract volume and order messaging traffic without failure or degradation of performance. Increased contract volume and order messaging traffic may result in connectivity problems or erroneous reports that may affect users of the platform. System failure or degradation could lead our customers to file formal complaints with industry regulatory organizations, to file lawsuits against us or to cease doing business with us, or could lead the CFTC or other regulators to initiate inquiries or proceedings for failure to comply with applicable laws and regulations.

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We will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and as we execute our business strategy. Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software to accommodate the increases in volume of transactions and order transaction traffic and to provide processing services to third parties. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.

We face cyber-attack and other cyber security risks.

We regard the secure transmission of confidential information and the ability to continuously transact and clear on our electronic trading platforms as critical elements of our operations. Our technology, our people and those of our third party service providers and our customers may be vulnerable to targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures and other security problems. Attackers may seek to steal information about our technology, financial data or user information or take other actions that would be damaging to the Company and/or holders of INX Tokens.

In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

Security threats to us could result in, a loss of the Company’s blockchain assets, or damage to the reputation and our brand, each of which could adversely affect an investment in the Company. We could be required to incur significant expense to protect our systems and/or investigate any alleged attack.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern since the launch of blockchain networks. Our security measures may prove insufficient depending upon the attack or threat posed.

Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise, and, as a result, an unauthorized party may obtain access to our, private keys, data or blockchain assets. Additionally, outside parties may attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. Furthermore, we believe that, as our assets grow, the Company may become a more appealing target for security threats such as hackers and malware.

Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide that could potentially have an adverse effect on our business, while resulting in regulatory penalties or the imposition of burdensome obligations by regulators. In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in the Company. Any breach of our infrastructure could result in damage to our reputation which could adversely affect an investment in the Company.

The loss of key personnel, particularly Mr. Shy Datika, our Chief Executive Officer, could have a material adverse effect on us.

Our success depends solely on the continued services of key personnel, particularly Mr. Shy Datika, one of our founders, our controlling shareholder and Chief Executive Officer, who has extensive market knowledge and long-standing industry relationships. In particular, our reputation among and our relationships with key blockchain industry leaders are the direct result of a significant investment of time and effort by Mr. Datika to build credibility in a highly specialized industry. The loss of services of Mr. Shy Datika could diminish our business and growth opportunities and our relationships with key leaders in the blockchain industry and could have a material adverse effect on us.

Our business will be adversely affected if we are unable to attract and retain talented employees, including sales, technology, operations and development professionals.

Our business operations will require highly specialized knowledge of the financial industry and of technological innovation as it applies to the financial industry. If we are unable to hire or retain the services of talented employees, including executive officers, other key management and sales, technology, operations and development professionals, we would be at a competitive disadvantage. In addition, recruitment and retention of qualified staff could result in substantial additional costs. The loss of the services of one or more of our executive officers or other key professionals or our inability to attract, retain and motivate qualified personnel, could have a material adverse effect on our ability to operate our business.

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We have not identified all the persons that we will need to hire to provide services and functions critical to the development of the business and no assurance can be given that we will be able to hire the necessary persons on acceptable terms, if at all.

Our business is in its developmental stage and we have not identified all the persons that we will need to hire to provide services and functions critical to the development of the business. If we are unable to hire persons with the necessary expertise on terms acceptable to us then we will not be able to develop the INX Exchange as contemplated. Further, even if we are able to hire such service providers, they might be unable to meet our specifications and requirements, which could have a material adverse effect on our ability to develop and launch our business plan.

As a financial services provider, we will be subject to significant litigation risk and potential commodity and securities law liability.

Many aspects of our business involve substantial litigation risks. We could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated and/or direct actions brought by the SEC and, following the commencement of derivative transactions, the CFTC.

These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction, that we provided materially false or misleading statements in connection with a transaction or that we failed to effectively fulfill our regulatory oversight responsibilities. We may be subject to disputes regarding the quality of trade execution, the settlement of trades or other matters relating to our services. We may become subject to these claims as a result of failures or malfunctions of our systems and services we provide.

We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business and our reputation. To the extent we are found to have failed to fulfill our regulatory obligations, we could lose our authorizations or licenses or become subject to conditions that could make future operations more costly and impairing our profitability.

Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, financial condition and operating results.

Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, review and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity.

We cannot assure you that our compliance policies and procedures will always be effective or that we will always be successful in monitoring or evaluating our risks. In the case of alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may adversely affect our reputation, financial condition and operating results.

Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.

Our employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use or unauthorized disclosure of confidential information. We are at risk that our employees may engage in insider trading of the digital assets listed on the INX Exchange which may lead to corporate actions, such as a suspension of trading, and legal actions that could have an adverse effect on the Company.

Further, our employees could make errors in recording or executing transactions for customers which would cause us to enter into transactions that customers may disavow and refuse to settle.

It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses or regulatory sanctions and materially harm our reputation, financial condition and operating results.

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Our operations of businesses outside of the United States and our acceptance of currencies other than the U.S. Dollar will subject us to currency risk.

Once we commercialize our INX Exchange, we intend expand globally and portions of our revenues and expenses will be denominated in currencies other than the U.S. dollar. In addition, the Company and its subsidiaries will accept various currencies and digital assets as payment for the purchase of the INX Tokens or fees for services. Because our financial statements are presented in U.S. dollars, we must translate non-U.S. dollar denominated revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. These fluctuations may materially impact the translation of our non-U.S. results of operations and financial condition.

Increases or decreases in the value of the U.S. dollar against these other currencies may affect our operating income and the value of balance sheet items denominated in foreign currencies.

We will need to implement strict finance and accounting systems, procedures and controls to operate our business.

We will be required to comply with a variety of reporting, accounting and other rules and regulations. Compliance with these requirements will be expensive. We will need to implement strict finance and accounting systems, procedures and controls to satisfy our reporting requirements and these requirements may increase our costs and require additional management time and resources. If our internal control over financial reporting is determined to be ineffective, such failure could cause investors to lose confidence in our reported financial information, negatively affect the market price of the INX Token and adversely impact our business and financial condition.

Negative publicity could damage our business.

Developing and maintaining our reputation is critical to attracting and retaining customers and investors and for maintaining our relationships with our regulators. Our success depends on our ability to complete development of, successfully implement and maintain the electronic trading systems that have the functionality, performance, reliability and speed required by our customers. We must swiftly and effectively construct the INX Exchange to remain competitive.

Negative publicity regarding our Company, INX Tokens, our key personnel or blockchain assets generally, whether based upon fact, allegation or perception and whether justified or not, could give rise to reputational risk which could significantly harm our business prospects.

We, as well as many of our customers, depend on third party suppliers and service providers for a number of services that are important. An interruption or cessation of an important supply or service by any third party could have a material adverse effect on our business, including revenues derived from our customers’ trading activity.

We will depend on a number of suppliers, such as banking, clearing and settlement organizations, on-line service providers, data processors, and software and hardware vendors, for elements of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. We also depend on third parties to provide Internet, telecommunication and fiber optic network connectivity to our data centers. Many of our customers rely on third parties, such as independent software vendors, to provide them with front-end systems to access our platform and other back office systems for their trade processing and risk management needs.

We cannot guarantee that these service providers will make the necessary monetary and time investments to provide services for our INX Exchange and changes to our interfaces and functionality that occur as we develop our business. To the extent any of our service providers or the organizations that provide services to our customers in connection with their trading activities cease to provide these services in an efficient, cost-effective manner or fail to adequately expand their services to meet our needs and the needs of our customers, we could experience decreased contract volume, lower revenues and higher costs which could adversely affect an investment in the Company.

Our revenues and profits will be substantially dependent on the contract volume in our markets. Our revenues and profits would be adversely affected if we are unable to develop and continually increase our contract volume once the INX Exchange becomes operational.

The success of our business depends, in part, on our ability to develop then continually increase our contract volume; develop and expand our product offerings or execution facilities; and attract new customers. Our success also depends on our ability to offer competitive prices and services in an increasingly price-sensitive business.

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We cannot provide assurances that we will be able to develop and expand product lines, that we will be able to attract and retain customers or that we will be able to modify our pricing structure to compete effectively.

Our contract volume will also be directly affected by domestic and international factors that are beyond our control, including:

●	economic, political and geopolitical market conditions;

●	legislative and regulatory changes, including any direct or indirect restrictions on or increased costs associated with trading in our markets;

●	broad trends in the industry and financial markets;

●	changes in price levels, contract volumes and volatility in the derivatives markets and in underlying equity, foreign exchange, interest rate and commodity markets;

●	shifts in global or regional demand or supply in commodities underlying our products;

●	competition;

●	changes in government monetary policies, especially the regulation of tokens and the number of registered token offerings;

●	availability of capital to our market participants and their appetite for risk-taking;

●	levels of assets under management;

●	pandemics affecting our customer base or our ability to operate our markets; and

●	consolidation in our customer base and within our industry.

Any one or more of these factors may contribute to reduced activity in our markets. Furthermore, declines in contract volume may negatively impact market liquidity, which could lead to further loss of contract volume. Material decreases in contract volume would have a material adverse effect on our financial condition and operating results.

The revaluation of the INX Token liability to fair value for each reporting period may have a negative effect on our equity and our comprehensive income.

As more fully described in the notes to our financial statements, the INX Token liability is remeasured at each reporting period to fair value with changes in fair value recorded in profit or loss. Because there is no trading market for the INX Tokens, the fair value of each INX Token is currently determined by our management and the board of directors based on a valuation, derived from a third party draft share and token purchase agreement.

If a trading market were to develop for INX Tokens, the fair market value of the INX Tokens, represented by their market price, will be subject to fluctuations due to a number of factors, including fluctuations in the Company’s results of operations and macro-economic factors. Accordingly, the financial liability measured at fair market value will also fluctuate.

The remeasurement of the INX Token liability to fair value in each reporting period may have a negative effect on our equity and our comprehensive income.

We have an evolving business model.

As blockchain assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. As a result, to stay current with the industry, our business model may need to evolve as well. From time to time we may modify aspects of our business model relating to our product mix and service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

We may have difficulty executing our growth strategy and maintaining our growth effectively.

Our growth requires additional investment in personnel, facilities, information technology infrastructure and financial and management systems and controls and may place a significant strain on our management and resources. Our growth strategy also may subject us to increased legal, compliance and regulatory obligations.

There is no guarantee that our efforts will be successful. We may not be able to implement important strategic initiatives in accordance with our expectations, including that the strategic initiatives could result in additional unanticipated costs, which may result in an adverse impact on our business and financial results. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with our growth, our future profitability could be adversely affected.

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We intend to explore acquisitions, other investments and strategic alliances. We may not be successful in identifying opportunities or in integrating the acquired businesses. Any such transaction may not produce the results we anticipate, which could adversely affect our business and our stock price.

We intend to explore and pursue acquisitions, strategic partnerships, joint ventures and other alliances to strengthen our business and grow our company.

The market for acquisitions and strategic opportunities is highly competitive, especially in light of recent merger and acquisition activity in our industry. In addition, these transactions entail numerous operational and financial risks, including but not limited to difficulties in valuing acquired businesses, combining personnel and firm cultures, integrating acquired products, services and operations, achieving anticipated synergies that were inherent in our valuation assumptions, exposure to unknown material liabilities, the potential loss of key vendors, clients or employees of acquired companies, incurrence of substantial debt or dilutive issuance of equity securities to pay for acquisitions, higher-than expected acquisition or integration costs, write-downs of assets or impairment charges, increased amortization expenses and decreased earnings, revenue or cash flow from dispositions.

We may be unable to identify strategic opportunities or we may be unable to negotiate or finance future transactions on terms favorable to us. To the extent we enter into joint ventures and alliances, we may experience difficulties in the development and expansion of the business of any newly formed ventures, in the exercise of influence over the activities of any ventures in which we do not have a controlling interest, as well as encounter potential conflicts with our joint venture or alliance partners.

We may not realize the anticipated growth and other benefits from our growth initiatives and investments, which may have an adverse impact on our financial condition and operating results.

The Company may in the future be dependent in part on the data center facilities of third parties.

The Company’s future infrastructure network may be established in whole or in part through servers which it owns and/or houses at the location facilities of third parties, and/or servers that it rents at data center facilities of third parties. If the Company is unable to renew its data facility leases on commercially reasonable terms or at all, the Company may be required to transfer its servers to a new data center facility, and may incur significant costs and possible service interruption in connection with the relocation. These facilities are also vulnerable to damage or interruption from, among others, natural disasters, arson, terrorist attacks, power losses, and telecommunication failures. Additionally, the third party providers of such facilities may suffer a breach of security as a result of third party action, employee error, malfeasance or otherwise, and a third party may obtain unauthorized access to the data in such servers. The Company and the providers of such facilities may be unable to anticipate these techniques or to implement adequate preventive measures.

General global market and economic conditions may have an adverse impact on the Company’s operating performance, results of operations and/or cash flow.

The Company may be affected by general global economic and market conditions. Challenging economic conditions worldwide have from time to time, contributed, and may continue to contribute, to slowdowns in the information technology industry at large. Weakness in the economy could have a negative effect on the Company’s business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and/or debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, the Company may experience the negative effects of a slowdown in trading and usage of the Company’s business platform that is yet to be developed and may delay or cancel the development, structuring, licensing and/or launch of the anticipated Token functionality. Suppliers on which the Company relies for servers, bandwidth, location and other services could also be negatively impacted by economic conditions that, in turn, could have a negative impact on the Company’s operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on the Company’s business, financial condition and results of operations, and hence, the Company’s business platform that is yet to be developed and/or the ability to develop, structure, license and/or launch any Token functionality. Any such circumstances would then correspondingly negatively impact the functionality, liquidity, and/or trading price of INX Tokens.

RISKS RELATED TO AN INVESTMENT IN OUR TOKENS

We have no operating history and therefore valuation of the INX Token is difficult.

We were incorporated under the laws of Gibraltar on November 27, 2017 and our operations to date have consisted of planning and developing the INX Token network, establishing relationships with potential service providers and preparing necessary documents and filings in order to implement the INX Token network as currently conceived. Accordingly, we have no operating history upon which an evaluation of our prospects and future performance can be made.

We believe that the value of the INX Token will be influenced by the supply of the INX Token, the market’s perception of the INX Token’s value and the liquidity for Tokens on a secondary market. The original purchase price of the INX Token in this offering may not be indicative of the market price of INX Tokens after they have been made available for trading on a market. There is also no assurance that the market price of INX Tokens will not decline below the original purchase price of this offering.

If our INX Token does not gain public acceptance or is not adopted, used or traded by a substantial number of individuals, companies and other entities, it could have a material adverse impact on the value of the INX Token.

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There is currently no trading market for our INX Tokens and we cannot ensure that a liquid market will occur or be sustainable.

Prior to the Token Offering, there has been no public market for INX Tokens. There can be no assurance that there will be an active market for INX Tokens either now or in the future. There is no plan to have our INX Token trade on a national securities exchange. In the event that the Company ever decides to seek the approval for availability of INX Tokens for trading on a national exchange, there is no assurance that such approval will be obtained or, if approval is obtained, that an active or liquid trading market will develop. Many brokerage firms or clearing firms may not be willing to effect transactions or accept INX Tokens for deposit in an account. Even if an investor finds a broker willing to effect a transaction in INX Tokens, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price.

We may, in the future, take certain steps, including utilizing investor awareness campaigns, press releases, road shows and conferences to increase awareness of our business. We may need to compensate consultants with cash and/or Tokens. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume.

The offering price of the INX Tokens has been arbitrarily determined and such price should not be used by an investor as an indicator of the fair market value of the INX Tokens.

The offering price for the INX Tokens offered hereby has been arbitrarily determined by the Company’s board of directors and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company. Accordingly, the actual value of INX Tokens may be significantly less than the offering price. The value of INX Tokens purchased at the offering price may decline in value or have significantly less value when you attempt to sell the INX Tokens.

The trading price of our INX Tokens could be volatile.

There is currently no trading market for the INX Token. Even if such a trading market were to develop, on the INX Exchange or elsewhere, the trading price of our INX Tokens may be volatile. The INX Token is not issued by any central bank or national, supra-national or quasi-national organization, nor is it backed by any hard assets or other credit. Consequently, investors may not be able to liquidate their investment at a price that reflects the value of the business.

The trading price of INX Tokens could be significantly affected by any number of factors like volatility in the broader stock market, changes in analyst earnings estimates, fluctuations in our results of operations, shifting investor perceptions, future sales or issuances of INX Tokens by the Company, large purchases or sales by a significant INX Token holder, the announcement of new products or the occurrence of any of the events described within this “Risk Factors” section.

Any of these factors could adversely affect the trading price of INX Tokens.

There can be no assurance that we will be able to declare and pay any cash distributions to the holders of Tokens.

Under the INX Token protocol, holders of INX Tokens will be entitled to receive a pro rata cash distribution equal to 20% of our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token, payable on an annual basis commencing on April 30, 2019. We may not have sufficient operating results to make any cash distributions, which could adversely affect the value of INX Tokens. We do not expect that there will be sufficient net cash flow from operating activities for any distributions to be made to INX Token holders until our business becomes commercially accepted. We also may not be able to readily convert our INX Tokens received for services performed and it may restrict our ability to distribute cash. In addition, we may elect to operate our business and pursue business strategies, such as acquisitions and the development of other products, which could adversely affect our ability to generate net cash flow. As a result, the ability of any holder to receive any cash distributions from us is not guaranteed.

The tax characterization of INX Tokens is uncertain. You must seek your own tax advice in connection with purchasing INX Tokens, which may result in adverse tax consequences to you, including withholding taxes, income taxes and tax reporting requirements.

The treatment of INX Tokens for U.S. federal income tax purposes is uncertain. Due to the new and evolving nature of digital currencies, tokens and blockchain assets, and a general absence of clearly controlling authority with respect to these assets, many significant aspects of the U.S. federal income tax treatment of digital currencies are uncertain. It is unclear what guidance on the treatment of tokens and blockchain for U.S. federal income tax purposes may be issued in the future. Future developments regarding the treatment of tokens or blockchain assets for U.S. federal income tax purposes could adversely affect an investment in INX Tokens.

The Company does not intend to request a ruling from the Internal Revenue Service (“IRS”) on these issues. The IRS has ruled on the tax treatment of bitcoin and other virtual currencies. In Notice 2014-21 (the “Notice”) the Service held that digital “currencies” are treated like property and that each transaction using these currencies is a separate taxable event. The IRS stated in the Notice that, for U.S. federal income tax purposes, (i) digital currency is “property” that is not currency and (ii) digital currency may be held as a capital asset. There can be no assurance that the IRS will not alter its position with respect to digital currency in the future or that a court would uphold the treatment set forth in the Notice.

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The Notice does not address other significant aspects of the U.S. federal income tax treatment of tokens or blockchain assets, including: the tax characterization of tokens which possess other non-currency-like rights or powers (so called “utility” tokens) or tokens which provide a share of profits to holders. Moreover, there is no authority on the circumstances in which profit-sharing tokens such as INX Tokens may be treated as equity or stock in the Company for U.S. federal income tax (or other tax) purposes. If INX Tokens were characterized as equity interests in the Company for U.S. federal income purposes, U.S. holders of INX Tokens would be subject additional tax consequences and related reporting considerations applicable to holders of stock in a foreign company, including the possible application of rules relating to passive foreign investment companies (or “PFICs”) and controlled foreign corporations (“CFCs”).

The tax characterization of Tokens is uncertain. You must seek your own tax advice in connection with purchasing Tokens, which may result in adverse tax consequences to you, including withholding taxes, income taxes and tax reporting requirements. Prospective investors are urged to consult their tax advisers regarding the uncertainty regarding the tax consequences of an investment in INX Tokens and in blockchain assets in general.

INX Token holders will not be afforded an opportunity to vote in the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, and may not realize any benefit from such transactions.

As holders of a non-voting, non-equity security, INX Token holders have no influence over our corporate governance policies and affairs, and INX Token holders will not be afforded an opportunity to vote on any matters affecting the Company, including the election of directors, related party transactions or significant corporate transactions such as a merger, or sale of the Company or its assets. Token holders will not be afforded the same protections generally as shareholders of other publicly traded companies. Further, Token holders may not benefit from a sale of the Company or its assets in the same way that our shareholders will benefit, if at all. Your only opportunity to affect an investment decision regarding the Company may be limited to selling your INX Tokens or using your INX Tokens to pay for fees on the INX Exchange.

The interests of our shareholders may conflict with the interests of INX Token holders.

Our directors are nominated and elected by a majority of our shareholders and their interests in our business may differ from the interests of Token holders. Our directors will have no fiduciary obligations to act in the interests of Token holders. Mr. Shy Datika, one of our founders, our controlling shareholder and Chief Executive Officer, controls over 50% of the voting power of our share capital and as such, Mr. Datika and the other shareholders of our Company have significant influence over management and affairs and over all matters of the Company, including significant corporate transactions, such as a merger or other sale of our Company or its assets.

It may be illegal now, or in the future, to acquire, own, hold, sell or use INX Tokens in one or more countries, and ownership of, holding or trading in our Company’s securities may also be considered illegal and subject to sanction.

Although currently blockchain assets are not regulated or are lightly regulated in most countries, including the United States, one or more countries such as China and Russia may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use blockchain assets or to exchange blockchain assets for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in our securities. Such restrictions may adversely affect an investment in the Company.

System limitations, failures, or security breaches could harm our business and may directly impact INX Token holders and other INX Exchange users.

Our business depends on the integrity and performance of our computer and communications systems. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service or slower response times. These consequences could result in trading outages, lower trading volumes, financial losses, decreased customer service and satisfaction and regulatory sanctions.

Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, cyber attacks, sabotage or terrorism, computer viruses, unauthorized access, intentional acts of vandalism and similar events. Persons who circumvent security measures could wrongfully access and use our information or our customers’ information or cause interruptions or malfunctions in our operations. Although we intend to implement and maintain security measures designed to protect the integrity of our systems, including INX Exchange user accounts, such security measures may prove inadequate. Any breach in security or system failure that allows unauthorized access, causes an interruption in service or decreases the responsiveness of our systems may result in theft and could impair our reputation, damage our brand name and negatively impact our business, financial condition and operating results.

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RISKS RELATING TO INTELLECTUAL PROPERTY RIGHTS AND DISPUTES

We rely on third party contractors for the design, development and implementation of the INX Exchange.

We rely on third party contractors for key elements of our technology infrastructure. The design, development, implementation, modification and customization of the INX Exchange have been conducted on a work for hire basis under our contract with Committed Ltd. See “Business—Material Agreements—Committed Ltd.”

Such infrastructure and related technology under development may not be sufficient to meet the needs of our business. Further, these technologies may have material defects that may be vulnerable to damage or interruption or may compromise the confidentiality or integrity of the transmitted data. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation, business and operating results. We might be required to expend significant capital and other resources to develop and maintain the INX Exchange infrastructure. This, in turn could divert funds available for corporate growth, expansion or future acquisitions. It could also reduce the amount of cash paid to Token holders.

We may be unable to protect our proprietary technology and to obtain trademark protection for our marks.

Our success depends to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to bring enforcement actions under the laws of the US or other countries to protect our intellectual property rights, which could have a material adverse effect on our business. Further, we may not be able to secure protection for our service marks or trademarks in the United States or elsewhere as we expand internationally. Our competitors might adopt service marks or trademarks similar to our marks, or might try to prevent us from using our marks. Any claim by another party against us or customer confusion related to our trademarks, or our failure to obtain trademark registration, could have a material adverse effect on our business.

We may not be able to enforce protection of our intellectual property rights under the laws of other countries.

We do business internationally and consequently we are subject to risks of doing business internationally, including uncertainty regarding liability for the listings and other content provided by our users, and differing intellectual property laws, which may provide insufficient protection for our intellectual property. Any such difficulties could have a material adverse effect on our business.

RISKS RELATED TO INCORPORATION IN GIBRALTAR

We are a “foreign private issuer” and we cannot be certain if the reduced reporting requirements applicable to foreign private issuers will make the owning Tokens less attractive to investors.

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, or the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic reporting companies.

We would lose our foreign private issuer status if more than fifty percent of our outstanding voting securities are directly or indirectly owned of record by residents of the United States and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S.. There is no public market for our voting securities, and we currently have no plans to issue our voting securities to residents of the United States, however given the level of our intended business contacts with the United States, we may lose our status as a foreign private issuer should more than fifty percent of our voting securities be held of record by residents of the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic reporting company forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic reporting companies. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

It may be difficult to enforce a U.S. judgment against us, our officers and directors, and the experts named in this prospectus, or to assert U.S. securities laws claims or serve process on our officers and directors and these experts.

We were incorporated in Gibraltar, and substantially all of our operations are currently located in the state of Israel. All of our assets are located outside the United States. Therefore, it may be difficult to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Gibraltar court, or to affect service of process upon these persons in the United States.

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Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Gibraltar. This is for two principal reasons: 1) because the Gibraltar courts may regard the U.S. law in question to be a penal, revenue or public law and therefore, under Gibraltar law, not capable of direct or indirect enforcement in the Gibraltar courts, or 2) because the Gibraltar court may stay the claim on the grounds that Gibraltar is not an appropriate forum (“forum non conveniens”). If U.S. law is found to be applicable to a claim which the Gibraltar court can and is prepared to hear, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. If proceedings were to be brought in Gibraltar, all procedural matters would be governed by Gibraltar law. There is little case law addressing the matters described above that would be binding case law in a Gibraltar court. For additional information, see “Enforceability of Civil Liabilities.”

RISKS RELATED TO DOING BUSINESS IN ISRAEL

Potential political, economic, and military instability in the State of Israel, where some of our senior management and our research and development facilities are located, may adversely impact our results of operations.

Our offices and operations are currently located in the State of Israel. In addition, certain of our employees, officers, and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely impact our operations.

Our operations may be disrupted by the obligations of personnel to perform military service.

Certain of our employees, officers and directors are based in Israel. Some of our employees and consultants may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations.

The Company may be deemed an Israeli tax resident for tax purposes and may incur additional tax liabilities in Israel.

Under Israeli tax law, a company not incorporated in Israel will be considered an Israeli resident for tax purposes if its business and management are controlled from Israel. There is no definition of “control and management” in the Israeli tax code, however the Israeli tax authority (“ITO”) issued a Circular in 2002 which listed factors to be taken into account. These included factors such as details of shareholders and directors; protocols of board meetings; agreements with service providers; details of bank accounts, signatory rights; bookkeeping and accounts; and employees. The ITO has recently published a new draft Circular, in light of recent court decisions, which revisits the issue of control and management. The draft Circular states that it is not sufficient to rely solely on a formal (technical) analysis of the facts, but rather a full substantive analysis of all the facts and circumstances must be undertaken.

In the current technological era, the appointment of directors and physical location of board meetings are less important, rather the emphasis is on the substantive analysis of who actually makes strategic policy and day to day decisions, and from where. The draft Circular provides a list of tests (in addition to the factors listed in the 2002 Circular) which should be examined, for example: who actually controls the company, who are the managers of the company, and who takes the decisions in the company how the directors and managers were chosen and whether they have relevant experience in the company’s field of activity.

If the Company is determined to be an Israeli tax resident for tax purposes, the Company may incur additional tax liabilities in Israel.

The Company may be characterized as a CFC for Israeli tax purposes and Israeli holders of the Company’s ordinary shares and INX Tokens may be subject additional tax consequences and related reporting considerations.

Israeli tax law includes an anti-tax-deferral regime. Under this regime, an Israeli resident who is a ‘controlling shareholder’ (i.e., holding 10% of the means of control in the company) is viewed as having received as a dividend consisting of undistributed profits of a foreign company, if the foreign company meets the following conditions:

●	The majority of its income or the majority of its profits in a tax year derive from passive income (i.e., interest or indexation, dividends, royalties, rental income, or capital gain);

●	The passive income is subject to tax in the foreign jurisdiction at a rate which does not exceed 15%; and

●	In excess of 50% in one or more of the means of control of the company are owned, directly or indirectly by Israel residents.

A foreign company meeting these conditions is referred to as a controlled foreign company (“CFC”).

Effectively, the undistributed passive profits of a CFC are deemed a dividend received by the ‘controlling shareholder’ and thus subject to Israeli tax. The deemed dividend tax rate is 24% for corporations and 30% for individuals (excluding additional 3% surtax if applicable).

The quantification of undistributed profits (as defined under the Israeli CFC regime) of a company resident of a non-treaty country will be calculated in accordance with Israeli tax law. If the Company were characterized as a CFC for Israeli tax purposes, Israeli holders of the Company’s ordinary shares and INX Tokens may be subject additional tax consequences and related reporting considerations.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to develop the INX Exchange as contemplated or at all

●	the slowing or stopping of the development or acceptance of blockchain assets;

●	the limitations of blockchain technology, which remains largely novel and untested;

●	the legal framework of regulations applicable to blockchain technologies, virtual currencies, tokens and token offerings;

●	changes in how we are taxed;

●	the lack of any existing marketplace for blockchain assets;

●	our lack of an operating history;

●	the impact of competition and new technologies;

●	our ability to obtain government regulations and approvals;

●	industry developments affecting our business, financial condition and results of operations;

●	our ability to cooperate with third party collaborators, including contractors for the design, development and implementation of our exchange infrastructure;

●	our operating performance and cash flow, or lack thereof;

●	global market, political, and economic conditions; and

●	those factors referred to in “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in this prospectus generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

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USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of 130,000,000 Tokens in this offering will range from, at a minimum $5,000,000 to, at a maximum, $130,000,000, based on an assumed initial public offering price of $1.00 per Token after deducting estimated offering expenses payable by us of approximately $__.

We intend to use the net proceeds raised from the sale of INX Tokens in this offering as follows: $18 million for the operation of the INX Exchange, including continued development of the INX Exchange (See “Business—Phases of Development”) marketing and improvement of security measures. The balance of the net proceeds will be used to establish and capitalize a cash reserve fund for the INX Exchange, which will satisfy regulatory requirements. and is intended to be used to cover shortfalls in trades on the INX Exchange. See “Business— Our Solution: A Single Integrated Platform of Exchange for Blockchain”.

The Company plans to use net proceeds from this offering approximately as follows:

Use	$5 Million	$9 Million	$18 Million
Research & Development	$900,000	$1,000,000	$1,500,000
Product & IT	$900,000	$900,000	$900,000
Marketing	$600,000	$600,000	$600,000
Admin & Payroll	$2,000,000	$6,500,000	$6,500,000
Cash Reserve Fund	$0	$0	$8,500,000	(1)
TOTAL	$5,000,000	$9,000,000	$18,000,000

(1)	We currently plan that net proceeds from this offering in excess of $18 million will be used to fund the Cash Reserve Fund.

These expected uses of net proceeds from this offering represent our intentions based upon our current plans and business conditions which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly and will depend upon numerous factors, including the progress of our development and commercialization efforts, the status of and results from our clinical trials and preclinical studies, whether or not we enter into strategic collaborations or partnerships, the amount of cash available from other sources, and our operating costs and expenditures. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of this offering.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017 (unless stated otherwise):

●	on an actual basis; and

●	on an as adjusted basis, to reflect the issuance and sale of all of the INX Tokens in this offering at an assumed initial public offering price of $__ per Token after deducting estimated offering expenses payable by us as if the sale of Tokens had occurred on December 31, 2017.

The as adjusted column below is illustrative only. Our cash and cash equivalents and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price, the number of Tokens sold, and other terms of this offering determined at the pricing of this offering. You should read the following table in conjunction with the sections titled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of INX Tokens,” and our financial statements and related notes included elsewhere in this prospectus.

	Actual, as of December 31, 2017 (USD in thousands)	As adjusted, as of December 31, 2017 (USD in thousands)
Cash and cash equivalents
INX Token liability	$78
Total liabilities	455
Equity:
Ordinary shares, par value GBP 0.001 per share - Authorized: 100,000,000 shares; Issued: 5,199,999 shares; Outstanding: 4,917,166 shares.	7
Share premium	736
Receivable on account of shares	(75)
Conversion option of convertible loan	31
Accumulated deficit	(637)
Total equity	62
Total liabilities and equity	$517

A $     increase (decrease) in the assumed initial public offering price of $     per Token would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total equity (deficit), and total capitalization by approximately $    , assuming that the number of Tokens offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated offering expenses payable by us. Similarly, an increase (decrease) of $     in the number of Tokens we are offering would increase (decrease) the as adjusted amount of cash and cash equivalents, total equity (deficit), and total capitalization by approximately $     assuming the assumed initial public offering price of $    per Token after deducting estimated offering expenses payable by us as if the sale of Tokens had occurred on December 31, 2017. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

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DILUTION

The following table summarizes, on a pro forma as adjusted basis as of _______, 2018, the differences between existing INX Token holders and the investors purchasing under this offering with respect to the number of INX Tokens purchased from us (assuming that all of the INX Tokens offering in this offering are purchased), the total consideration paid and the average price per INX Token paid before deducting the estimated offering expenses.

	INX Tokens Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per INX Token
Existing INX Token holders			%	US$		%	US$
New investors	130,000,000		%	US$		%	US$
Total		100.00%		US$		%

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SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, related notes and other financial information included elsewhere in this prospectus.

The following selected statement of comprehensive loss for the period from September 1, 2017 (inception of the Company) to December 31, 2017 and the selected balance sheet data as of December 31, 2017 should be read together with our audited financial statements and accompanying notes, as well as the information provided in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

Selected Statement of Comprehensive Loss

From September 1, 2017 (inception) through December 31, 2017 (USD in thousands)
Operating expenses:
General and administrative	$586

Loss from operations	586

Fair value adjustment of INX Token liability	50
Finance expenses	1

Net loss and comprehensive loss	$637

Net loss per share, basic and diluted	(0.13)

Weighted average number of shares outstanding, basic and diluted	4,917,166

Selected Balance Sheet Data

December 31,
2017

Total Assets	$517
Working Capital	62
Total Liabilities	455
Total Equity	$62

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.”

Overview

We are developing the INX Exchange, an integrated, regulated platform for trading multiple blockchain assets, including virtual currencies, security tokens, utility tokens, and their derivatives. Our goal is to introduce established practices from regulated financial services markets to the trading of blockchain assets.

We plan to generate revenues primarily from transaction fees received by us in connection with trading activities on the INX Exchange.

Results of Operations and Known Trends or Future Events

We were incorporated on November 27, 2017 and since our date of inception (September 1, 2017) our operations have consisted solely of planning and development of the INX Token and the proposed INX Exchange. We have not generated any revenues from operations since our inception.

We will not generate any operating revenues until the INX Exchange becomes operational. We will generate non-operating income in the form of interest income on cash and cash equivalents and other investments upon completion of this offering. There has been no significant change in our financial position and no material adverse change has occurred since the date of our audited financial statements.

After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, and compliance). We expect our expenses to increase substantially after the closing of this offering.

Results of Operations for the period from September 1, 2017 (inception) through December 31, 2017

Operating Expenses

Operating expenses for the reported period were $586,000. Substantially all costs incurred to date were in connection with our formation, legal services and support for the contemplated offering.

Loss

Our loss for the period from September1, 2017 (inception) through December 31, 2017 was approximately $637,000.

Critical Accounting Policies and Estimates

In accordance with IFRS, in preparing our financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of net revenues and expenses during the reported period. We develop and periodically change these estimates and assumptions based on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Financial liabilities at fair value through profit or loss - INX Token liability:

Consideration received by the Company for the purchase of INX Tokens is accounted for as a financial liability in respect of the Company’s obligation to distribute annually to the INX Token holders 20% of the Company’s Adjusted Operating Cash Flow. The holder of the INX Token also is entitled to use the INX Token upon the holder’s demand as payment for services provided by the Company to the holder of the INX Token.

As the amounts distributable to holders of the INX Tokens are indexed to the Company's adjusted cash flows from operations, the financial liability contains an embedded derivative. The Company views the Company's operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IAS 39. The Company has elected in accordance with IAS39 to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss.

Accordingly, the INX Token liability is remeasured to fair value at the end of each reporting period. The changes in fair value are recognized in profit or loss.

When the INX Token is used to pay for services provided by the Company, the respective portion of the INX Token liability is derecognized and revenue is recognized. The fair value of INX Tokens issued in consideration for services to be provided to the Company is recognized as compensation expense as the services are provided.

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Liquidity and Capital Resources

To date, we have generated no cash from operations. We have financed our operations through debt issuances and equity investments made by our shareholders. We expect to require additional cash to fund our ongoing operational needs, particularly our development and marketing expenses and employee salaries.

Our future expenditures and capital requirements will depend on numerous factors, including: the success of this offering, the progress of our development efforts and the rate at which we can get the INX Token network and INX Exchange up and running. We are dependent upon funds raised from this offering to satisfy our working capital requirements. Our business does not presently generate any cash.

We believe that if we raise the maximum amount in this Offering, we will have sufficient capital to finance our operations for at least 24 months; however, if we do not sell the maximum amount or if our operating and development costs are higher than expected, we may need to obtain additional financing prior to that time. Pending these uses, we intend to invest the net proceeds in low-risk, high-quality, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government or other governments, or hold as cash.

Going Concern and Management Plans

The audited financial statements, included in this prospectus, have been prepared assuming that the Company will continue as a going concern. For the period ended from inception (September 1, 2017) until December 31, 2017, we have incurred a loss from operations and have an accumulated deficit of $637,000. We have not yet generated cash from operations and we require financing resources to support the ongoing operations, particularly development, marketing and operational costs. Our future expenditures and capital requirements will depend on numerous factors, including: the success of this offering, the progress of the platform’s development efforts and timely launch of the operations of the INX Exchange.

We are dependent upon the funds expected from this offering to satisfy our working capital requirements in the coming 12 months. If the proceeds from this offering will be less than the required working capital, or if development and other operation costs will be higher than expected, we may need to obtain additional funding to support our operation in the coming 12 months. Furthermore, we believe that regardless of the funds from this offering, we may need additional funding to finance our operations beyond the coming 12 months, until positive cash flows from operations is achieved.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2019. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

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Prior to the closing of this offering, we have not completed an assessment, nor have our auditors tested our systems, of internal controls. We may have internal controls that need improvement in areas such as:

●	staffing for financial, accounting and external reporting areas, including segregation of duties;

●	reconciliation of accounts;

●	proper recording of expenses and liabilities in the period to which they relate;

●	evidence of internal review and approval of accounting transactions;

●	documentation of processes, assumptions and conclusions underlying significant estimates; and

●	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a blockchain asset exchange business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financial reporting.

Commitments and Contractual Obligations (1)

The following summarizes our significant contractual obligations as of December 31, 2017:

	Payments due by period
	Less than 1 year	Total
Accrued Expenses	314	314
INX Token Liability	78	78
Convertible Loans	63	63
Total	455	455

(1)	Our balance sheet liabilities at December 31, 2017 do not include the following contingent obligations:

As of December 31, 2017, we have a contingent cash payment of $500,000 payable to A-Labs upon the completion of the Offering in which the Company has raised from U.S. persons not less than $10 million A-Labs will also receive an additional contingent cash payment. The contingent payable was not recorded in the balance sheet due to the uncertainty of the payment.

As of December 31, 2017, we have a contractual commitment to Committed Ltd. (“Committed”), a service provider, of (i) a cash payment of $70,000 of which $25,000 is contingent upon the contemplated offering raising $5 million by June 30, 2018 and (ii) and an option to purchase 1.5% of the Company’s issued and outstanding share capital on an issued basis as of October 31, 2017 at an exercise price of $0.01 per share, subject to the adoption of an option plan by the Company and the approval of the Company’s Board of Directors. As of December 31, 2017, we have an accrued a liability to Committed of $10,000. See “Business—Material Agreements—Committed Ltd.”.

Certain individuals are entitled to receive a one-time bonus of an aggregate amount of $250,000 upon achievement of a certain minimum offering amount.

Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4) (ii) of Regulation S-K.

JOBS Act

With less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company under the JOBS Act. An emerging growth company may take advantage of specified provisions in the JOBS Act that provide exemptions or reductions of its regulatory burdens related to reporting and other requirements that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we are deemed to be a large accelerated filer, or we issue more than $1.0 billion of non-convertible debt over a three-year period.

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BUSINESS

Overview

We are developing a regulated platform for trading blockchain assets and their derivatives (the “INX Exchange”). When fully operational, the INX Exchange is expected to offer professional traders and other institutional investors a trading platform with regulatory transparency and traditional marketplace practices, supported by a cash reserve. We plan to develop the INX Exchange as a centralized platform that facilitates peer-to-peer professional trading services through a suite of marketplace features and trading products, including the ability to take short positions and trade derivatives such as futures, options, and swaps

The INX Exchange will utilize established practices common in other regulated financial services markets, such as traditional trading, clearing, and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency. Additionally, INX intends to partner with and onboard market makers in order to facilitate liquidity and support a vibrant trading market on the INX Exchange.

As part of our INX Exchange platform, we have created the INX Token, which is offered pursuant to this prospectus. Prospective investors who have been duly identified through KYC/AML procedures may purchase INX Tokens and, after the INX Exchange is operational, holders of INX Tokens may trade the INX Tokens on the INX Exchange. INX Token holders will be able to use the INX Token to pay INX Exchange transaction fees or to post collateral on the INX Exchange. Holders of INX Tokens will also be entitled to receive a pro rata distribution of 20% of our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token. The distribution will be payable on an annual basis commencing on April 30, 2019. Further, in addition to a cash reserve to be comprised of a significant portion of the proceeds of this offering, we plan to maintain a capital reserve and liquidity fund of up to 100 million INX Tokens, consisting of 35 million INX Tokens created but not previously sold by the Company to the public and 20% of the INX Tokens received by the Company as payment of transaction fees, up to an additional 65 million INX Tokens. The Company may sell a portion of INX Tokens it receives as payment of transaction fees in future offerings to raise additional financing and to help maintain a public float of INX Tokens. See “Description of INX Tokens”.

One of our U.S. subsidiaries intends to file applications for registration as a broker-dealer and as an alternative trading system with FINRA and another U.S. subsidiary intends to register as a designated contract market and swap execution facility with the CFTC. Our subsidiary in Gibraltar intends to apply to the Gibraltar Financial Services Commission for a license under the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 for its European-based operations.

Corporate Information and Structure of INX

We are a Gibraltar private company limited by shares, incorporated on November 27, 2017. The majority of our issued share capital is held by Triple-V (1999) Ltd, an entity wholly owned by Shy Datika, one of our founders, our controlling shareholder and Chief Executive Officer (see – “Principal Shareholders”) and the balance of our issued share capital is held by our employees, lenders, service providers and investors. We plan to have the following wholly-owned subsidiaries:

●	INX Services, Inc., a Delaware corporation, which we intend to register as a broker-dealer and an alternative trading system;

●	INX DCM, Inc., which we plan to incorporate in Delaware to act as a designated contract market and swap execution facility.; and

●	INX GIB Ltd., which we plan to incorporate in Gibraltar as a private company limited by shares to offer the Company’s services and products to the European market. We intend to apply to the Gibraltar Financial Services Commission for a license under the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 for its European-based operations.

INX Limited’s registered office is located at 57/63 Line Wall Road, Gibraltar, GX11 1AA, Gibraltar, and its telephone number is +350 200 79000. After the INX Exchange becomes fully operational, INX Limited intends to relocate its principal office to New York, NY.

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Industry Overview

Background

Blockchain assets, also known as “tokens” or “coins,” have experienced rapid growth mixed with dramatic volatility since first introduced in 2009 with the launch of Bitcoin. For example, on December 31, 2017, total market capitalization for all blockchain assets was over $570 billion. In early January 2018, total market capitalization of blockchain assets increased to approximately $835 billion before declining by more than $100 billion in 24 hours on January 8, 2018. As of March 31, 2018, blockchain assets had a total market capitalization of approximately $270 billion.

Blockchain assets historically have not been issued by governments, banks or similar organizations but rather are collectively maintained by a decentralized user base, accessed through software, which also governs the blockchain asset’s creation, movement, and ownership. This lack of a single point of data collection is believed to enhance the security of traditional blockchain networks and blockchain assets.

Blockchain assets are based on blockchain technology, which is a digital public record or ledger. Copies of this ledger are stored in a decentralized manner on computers across a peer-to-peer network in traditional blockchain networks. Transaction data is permanently recorded in files called “blocks,” which reflect transactions that have been recorded and authenticated by “miners” on the network. The blockchain technology software source code includes protocols that govern the creation of bitcoin and the cryptographic system that secures and verifies blockchain transactions. The blockchain allows each user of the system to maintain its own copy of the ledger with all copies of the ledger synchronized through a consensus algorithm. Transactions involving blockchain assets are sent to and from digital wallets, and are digitally signed for security. Each network participant knows about a transaction, and the history of a transaction can be traced back to the point where the blockchain assets were produced. To send bitcoin, for example, both a bitcoin address and a private key are required. A bitcoin address is a randomly generated sequence of letters and numbers. The private key is another sequence of letters and numbers, but unlike the bitcoin address, this is kept secret and not shared with anyone. Transfer transactions contain the source transactions of the sender’s bitcoins, the amount of bitcoins to transferred, the bitcoin address (wallet) to receive the bitcoins, and the private key, which functions as the sender’s digital signature. Transactions can take place (a) as a direct trade with another person, with an intermediary facilitating the connection, (b) through an online exchange, with the exchange as counterparty rather than an individual, or (c) on peer-to-peer trading marketplaces.

Since these blockchain assets exist conceptually, as computer code, almost anything can be “tokenized” as a blockchain asset. In general, blockchain assets may be used in two broad contexts: protocol layers and app layers. A “protocol” is the software that governs rules, operations, and communication of a blockchain network. As the set of rules for achieving consensus, protocols create financial incentives that drive a network of rational economic agents to coordinate their behavior towards the completion of a process. A native token or protocol token is used as the incentive to drive that behavior, and the protocol token is required to write to the blockchain. Below are examples of well-known protocol layers, both to provide context for what a protocol layer is, and to illustrate the variety of ways in which a blockchain protocol may be implemented:

●	The Bitcoin Network. Bitcoin, the well-known digital currency, operates according to the Bitcoin Network protocol but does not operate other blockchains.

●	Ethereum. Ethereum is another commonly known blockchain protocol. The Ethereum Network expands blockchain use beyond the Bitcoin Network’s peer-to-peer money system. The Ethereum blockchain uses a blockchain asset called Ether to drive the consensus mechanism for creating blocks (as opposed to bitcoin in the case of the Bitcoin Network). While the Bitcoin Network is dedicated to the use of the digital currency bitcoin, the Ethereum blockchain allows for decentralized programming of applications and the use of Smart Contracts. Because of this, many blockchain assets are developed in accordance with the “ERC20”standard, which allows developers to program tokens which function within the Ethereum ecosystem. The INX Token has been created according to the ERC20 standard.

●	EOS. EOS is similar to Ethereum in that it seeks to create a blockchain that enables the development distributed applications. EOS is designed to be more accessible to end-users, and has a number of functional differences from Ethereum. For example, the EOS consensus mechanism is two-tiered, utilizing a hybrid of proof-of-work and proof-of-stake in an effort to align community incentives.

Some blockchain assets are commonly referred to as “utility tokens,” as they can be used to pay for a service, such as using CVC on the Ethereum network to pay for identity verification services, while other utility tokens may also provide rights to access, use or license a blockchain system. The value of blockchain assets is determined, in part, by the supply of, and demand for, the blockchain assets in the global exchange markets, market expectations for the adoption of blockchain assets by individuals, the number of merchants that accept blockchain assets as a form of payment and the volume of private end-user-to-end-user transactions.

Variations on traditional blockchain technology have been developed as financial institutions have entered the blockchain industry. With “permissioned” blockchains, a limited number of pre-selected user nodes monitor the ownership and trading of the tokens so that only entities with specific access are allowed to validate transactions (or add “blocks” to the chain). These blockchains may limit access to the trading, ownership history of a token and ownership of tokens. With a fully centralized blockchain, only one organization monitors the trading, ownership history of a token and ownership of tokens. Read permissions may be public or restricted as determined by the organization.

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Current Market

The blockchain market has grown dramatically. As of March 31, 2018, approximately $9 billion in the aggregate had been raised through offerings of blockchain assets, many of which are initial coin offerings (“ICOs”), and over 120 blockchain asset exchanges provide basic buy and sell services for one or more blockchain assets. As of March 31, 2018, 38 exchanges of blockchain assets average daily trading volumes over $20,000,000 and 15 exchanges of blockchain assets average daily trading volume over $100,000,000. As of March 31, 2018, top blockchain asset exchanges, based on USD 24-hour volume, include Binance, Bitfinex, Huobi, OKEx, Upbit, Bithumb, GDAX, Kraken, Bitstamp and Bittrex.

There has been growing institutional interest in operating regulated blockchain asset exchanges and utilizing blockchain assets in bank financing practices. In January 2017, UBS, BNY Mellon, Deutsche Bank, Santander, NEX and blockchain startup Clearmatics announced their own blockchain asset issuances with the intent to incorporate blockchain assets in currency-related transactions, encourage regulation by central banks and create fiat-like asset-collateralized networks on custom blockchain platforms. In December 2017, Bank of America was awarded a patent for an automated digital currency exchange system. On December 18, 2017, the Chicago Board of Exchange began trading in bitcoin futures, and was joined shortly thereafter by CME Group, also offering bitcoin futures. Also in December 2018, the Australian Securities Exchange (ASX) announced it would move forward with a plan to replace its current clearing and settlement process with a blockchain solution. As of March 2018, the European Central Bank and Bank of Japan are continuing to research blockchain applications for securities settlement systems.

The significant growth of the blockchain asset market and the lack of regulated trading in blockchain assets have triggered an increase in governmental scrutiny. On July 25, 2017, the SEC issued a Report of Investigation pursuant to Section 21(a) of the Exchange Act that found that sales of tokens by a virtual organization known as The DAO (a “decentralized autonomous organization”) violated the federal securities laws by participating in the unregistered sale of securities. The SEC also has cautioned brokers, dealers and other market participants that (i) allow for payments in virtual currencies, (ii) allow customers to purchase virtual currencies on margin, or (iii) otherwise use virtual currencies to facilitate securities transactions to exercise particular caution, including ensuring that their virtual currency activities do not undermine their know-your-customer and anti-money laundering obligations. In December 2017, the SEC announced two enforcement actions against entities conduction token sales, followed soon after by a public statement by the Commission Chairman regarding cryptocurrencies and initial coin offerings addresses to both investors and market participants. In early 2018, media reports indicated that the SEC had subpoenaed up to 80 cryptocurrency firms as part of a targeted probe, potentially signaling a trend of greater enforcement activity.

Finally, recognizing that not all blockchain assets may be securities, the CFTC has stated that virtual currencies, like bitcoin, may be commodities that are within the purview of the CFTC. Because of the uncertainty built in to a “facts and circumstances” analysis, as well as general regulatory uncertainty worldwide, companies have begun to structure their blockchain assets as securities and conduct sales of their blockchain assets as registered securities offerings. As blockchain assets take on the attributes of securities and market makers expand the breadth of blockchain asset trading products into spot, futures and derivative trading instruments, the need and demand for a regulated blockchain asset trading solution continues to grow.

Identified problems in the current blockchain asset platform or exchange market include the following:

●	Pre-trade and post-trade services are limited. Current blockchain exchanges do not provide investment tools that would allow clients to continually monitor and manage blotter, credit, position, and other technical analysis. The current market of exchanges do not offer analytical capabilities during the pre-trading period and do not provide trade confirmations, reporting and access to pricing data during the post-trading period. This lack of transparency results in lower pricing performance, inefficiencies and ultimately higher trading risks.

●	Lack of Trading History. Most blockchain asset exchanges do not or cannot present the entire history of trades to exchange participants in manner that would be requested by a regulator. This lack of trading history does not allow regulatory agencies to effectively monitor transactions.

●	Lack of Regulation. Most blockchain asset exchanges are not prepared to comply (or are not willing to comply) with regulatory requirements imposed by U.S. federal and state securities law. Blockchain asset exchanges assume less responsibility for what takes place on their platforms as compared to regulated exchanges. For example, blockchain asset exchanges are generally unable to verify the legitimate origin of funds in a trade and therefore cannot confirm that the trades are not in violation of anti-money laundering laws. In addition, current blockchain asset exchanges do not provide traditional trading protections, such as trading collateral capital and liquidity reserves, making professional traders unable or reluctant to conduct derivative trading on these exchanges. The lack of compliant exchanges in the for the trading of blockchain assets leads to low customer and public confidence in both the exchanges and the blockchain assets traded.

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●	No Physical Delivery for Short Trades. Physical delivery of underlying assets between parties to a short transaction helps ensure the completion of the transactions, regardless of other activities that are being conducted on the same exchange for other clients. Current blockchain asset marketplaces allow clients to leverage their trades by not possessing the assets being traded, known as a “naked” short sale, resulting in potential disruption of trading activity on the exchange or the weakening of the exchange’s financial stability due to the costs incurred by the exchange to cover naked short sales.

●	Lack of Technological Capability. The trading platforms of blockchain asset exchanges generally do not have the technological capability to handle the large trading volumes or capture trades for multiple simultaneous trading requests without disruption or significant errors. The technology of many blockchain asset exchanges was not developed to handle the dramatic growth in demand to engage in blockchain trades and the market has witnessed exchange outages, sometimes for many hours, pricing errors, lack of user access to their funds, and other service related complaints.

●	Lack of Pricing Transparency. There is no clear market standard for fees for trading blockchain assets. This is particularly true in the retail market where the pricing of blockchain assets may be affected by significant transaction fees. In addition, many unregulated exchanges do not clarify their fees, creating ambiguity with respect to the final price of trades.

●	Poor Price Discovery. Blockchain asset exchanges experience inefficiencies in the form of significant arbitrage due to recurrent operational issues including temporary service outages and other temporary restrictions on access to the trading platform, the ability to withdraw or deposit fiat currencies and cryptocurrencies, or otherwise perform a trade on the platform. This creates significant exposure to arbitrage trading between exchanges. Moreover, when exchanges actively affect trading markets or when the exchange itself is a trading participant on their own platform, the resulting “price discovery” information for that exchange is, to some degree, erroneous in that it does not represent a picture of the true market. Decisions based on this data tend to reinforce the false pricing trends.

These weaknesses in current blockchain asset trading platforms reveal a significant opportunity in the blockchain asset industry for exchange providers with operations and services that provide functionality, transparency and collateralized trading platforms similar to those of regulated trading marketplaces.

Our Solution: A Single Regulated Integrated Platform of Exchange for Blockchain Assets

We believe that the only comprehensive solution to the issues that we have identified, and to the shortcomings of the current marketplace, is the development of a new, blockchain based marketplace that is subject to governmental oversight. We are designing our platform to provide the following solutions to the problems identified above, which we believe will make the INX Exchange an attractive choice for blockchain trading:

●	Robust pre-trade and post-trade services. We are designing the INX Exchange to permit clients to continually monitor and manage blotter, credit, position, and other technical analysis. We also plan to offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period. We expect that offering these capabilities to our traders will allow greater pricing performance and lower trading risks.

●	Historical Trading Record. Beginning with the first recorded transaction on the INX Exchange, we plan to apply KYC/AML procedures for all account holders and provide transparency so that clients have the ability to review all activities taken by them. We believe that this accessibility will supplement the transparency of blockchain assets.

●	Regulation. We believe that regulatory oversight of the INX Exchange, which we intend to be operated by a registered broker-dealer, will instill greater confidence in the INX Exchange compared to unregulated blockchain asset exchanges. As the ownership of blockchain assets becomes more commonplace and professional traders continue to enter the blockchain market, we believe that clients will expect regulatory safeguards, comparable to the current fiat and share based exchanges, when making blockchain trades. All customers of the INX Exchange, whether participating in initial offerings or secondary trading, will be required to complete KYC/AML checks in compliance with applicable laws and regulations.

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●	Cash Reserve Fund; Capital Reserve and Liquidity Fund. We will establish a cash reserve fund comprised of a portion of the proceeds of this offering. In addition, we plan to establish a significant capital reserve and liquidity fund of up to 100 million INX Tokens, comprised of 35 million INX Tokens created but not previously sold by the Company to the public, and 20% of the INX Tokens received by the Company as payment for transaction fees, up to an additional 65 million INX Tokens. We believe that these funds will allow INX Exchange to cover shortfalls in transactions, thereby introducing an important, additional layer of comfort for the investors, traders and clients.

●	Allowing physical delivery and short trading. We believe that the INX Exchange’s requirement of physical delivery in short and derivatives transactions improves exchange participants’ risk management abilities and will result in increased trade volumes and greater diversity in the financial instruments utilized for blockchain assets. We believe that hedge transactions, accompanied with physical delivery, will therefore be an incentive for trading on the INX Exchange.

●	Our robust technology. The INX Exchange intends to develop technology to support high volume of requests per second necessary to enable rapid trading activity. We believe that our technology will help alleviate the current outages that have taken place on other blockchain asset exchanges, help improve market liquidity, decrease bid-ask spreads and enhance market efficiencies.

●	Fixed Rates; Pricing Transparency. We plan to establish fixed rates for the blockchain assets traded on the INX Exchange, which rates will be available to all market participants. We also plan to set transparent trading fees that will be available to market participants prior to entering into a transaction. As a result, the cost of trading on our exchange will have a limited effect on the pricing of blockchain assets, which will be a function of the parties’ orders. We intend to implement procedures that will enable easy access to our trading system, which, together with pricing transparency, should decrease exposure to arbitrage trading and enhance the efficiency of the trading market. Further, the Company will not engage in proprietary trading on its own platform (or any other platform) and will not act as a market maker.

Our Development Plan

We are designing our trading platform to provide clients with a cross-asset, multi-currency non-biased execution trading solution and to function as broker, execution, and clearing agent. We plan to provide trading of different types of digital blockchain assets, including “security” and “utility” tokens and virtual currencies, with the optionality for execution of trades in both traditional fiat currencies and digital assets.

Our goal in the development of the INX platform is to offer professionals in the financial services community a comprehensive, interactive platform that allows for seamless integrated trading, real-time risk management and reporting and administration tools. The INX Exchange will permit trading of multiple blockchain assets, including trades in spot, futures and derivative forms. We plan to develop the INX Exchange as a centralized platform that facilitates peer-to-peer professional trading services. This trading platform will help our customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, and back-office accounting functions.

We are developing our system in modules to allow for a phased roll out of features in accordance with regulatory approvals that we receive and the technological development of the INX Exchange. See “Business— Phases of Development.”

After the INX Exchange is operational, prospective investors who have been duly identified through KYC/AML procedures may purchase and trade INX Tokens on the INX Exchange. INX Token holders will be able to use the INX Token to pay INX Exchange transaction fees or to post collateral on the INX Exchange. Holders of INX Tokens will also be entitled to receive a pro rata distribution of 20% of our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token. The distribution will be payable on an annual basis commencing on April 30, 2019. Further, in addition to a cash reserve to be comprised of a significant portion of the proceeds of this offering, we plan to maintain a capital reserve and liquidity fund of up to 100 million INX Tokens, consisting of 35 million INX Tokens created but not previously sold by the Company to the public and 20% of the INX Tokens received by the Company as payment of transaction fees, up to an additional 65 million INX Tokens. The Company may sell a portion of INX Tokens it receives as payment of transaction fees in future offerings to raise additional financing and to help maintain a public float of INX Tokens. See “Description of INX Tokens”.

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Phases of Development

We expect the development of the INX Exchange to occur in the following phases.

Phase 1A. During this phase, we intend to create a secure platform to permit ongoing trading in bitcoin, ether, and fiat currencies on over the counter trading. All clients will be subject to KYC/AML process management and the platform will allow clients to manage trades. We expect to complete Phase 1A in ____ 2018, and to introduce such services following our subsidiary’s registration as a broker-dealer with FINRA.

Phase 1B. During this phase, we intend to complete the development of our secure trading/matching engine which will have high frequency transaction capability and support a wide range of standard order types such as limit, stop, “fill or kill,” “all or nothing,” and “if done”. We also plan on offering API integration for exchange members, traders, and market makers. In this phase, we plan to implement technology for our clearing operations which will support large scale, automated transactions. We expect to provide these services following registration as an alternative trading system with FINRA and the SEC.

Phase 1C. During this phase, we plan to introduce short and borrow transactions using physical delivery of tokens and which do not require CFTC approval. Customers will be able to borrow certain blockchain assets from fellow peers on the exchange according to collateral requirements. This will allow customers to enter short orders on the platform with the INX Exchange managing the position compared to the deposited collateral.

We expect to complete Phase 1 by the end of 2018.

Phase 2. During this phase, we plan to allow additional blockchain assets, such as Ripple, Litecoin, and other protocol tokens, to trade on the INX Exchange.

Phase 3. During this phase, we plan to allow trading of derivatives (including futures, swaps and options) on the INX Exchange, following receipt of CFTC approval to operate as a designated contract market and swap execution facility. During this phase we will also develop a fixing mechanism that will enable the settlement of derivatives at a rate fixed by the Company.

We expect to complete Phase 3 in the first half of 2019, and to introduce these services following receipt of CFTC DCM/SEF approval. We expect that we will incur approximately $9 million of expenses to complete these three phases of development.

The Company anticipates that the net proceeds to the Company of a fully subscribed offering, after total offering expenses, will exceed $18 million. Because the Offering is being made with a minimum offering amount of $5,000,000, the Company may close on committed purchases without obtaining funds for all purposes set forth below. The Company plans to use net proceeds from this offering approximately as follows:

Use	$5 Million	$9 Million	$18 Million
Research & Development	$900,000	$1,000,000	$1,500,000
Product & IT	$900,000	$900,000	$900,000
Marketing	$600,000	$600,000	$600,000
Admin & Payroll	$2,000,000	$6,500,000	$6,500,000
Cash Reserve Fund	$0	$0	$8,500,000	(1)
TOTAL	$5,000,000	$9,000,000	$18,000,000

(1)	We currently plan that net proceeds from this offering in excess of $18 million will be used to fund the Cash Reserve Fund.

Our Growth Strategies

We believe that as the INX Exchange completes each phase of development, which we expect will increase the number of high-volume blockchain assets included on the INX Exchange, our business operations will grow and enable us to launch several growth strategies, including the following.

●	Active expansion of institutional blockchain asset trading and large-scale block transactions. The Company plans to promote the INX Exchange with institutional and other accredited investors such as family offices, hedge funds and others who require a platform that allows blockchain asset derivative trading and large-scale block transactions.

●	Fully monetize market data and connectivity. We plan to serve as a hub for blockchain asset traders, institutional investors, commercial banks and individuals trading blockchain asset derivatives. As we attract more clients, we expect that we will accumulate non-proprietary big-data relating to trading behavior and related market statistics. We plan to use this data for internal use and as a product to be sold to institutional investors and trade analysts.

●	Strategic opportunities. Upon completion of development phases, we plan to pursue strategic alliances with commercial banks and other licensed and regulated blockchain asset exchanges for the expansion of our business. In addition, we believe that a part of our future growth strategy will include the acquisitions and integration of other blockchain service providers under the INX Exchange’s regulated processes.

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●	The INX Token. Use of the INX Token is intended to create a “virtuous cycle”. Holders of INX Tokens will be entitled to a distribution based on our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token. Our profit share model makes these INX Token holders beneficiaries of the growth and success of the Company’s operations. This in turn increases the value of the INX Token and its acceptance as a method of payment and as collateral on the INX Exchange.

●	Single integrated platform. We believe that the INX Exchange’s ability to provide customers with a single integrated platform to access an array of services and features preferred by participants in the financial services community will attract high volume traders who need a multifunctional trading platform. Our competitive position is also bolstered by the breadth of workflow functionalities we offer across the entire transaction lifecycle, including pre-trade, trade and post-trade services.

The following chart below shows the advantages of the full service platform to be provided by INX following completion of Phase 3 compared to the platforms deployed by the largest exchanges known as of the date hereof. Descriptions of these features and products are below.

(1) “Spot exchange” means the ability to buy and sell blockchain assets.

(2) “Wire deposit” means the ability to credit account via wire deposit.

(3) “Credit card deposit” means the ability to establish a credit account via a credit card deposit.

(4) “Physical Short” means the ability to borrow blockchain assets for purposes of short sales through the platform’s peer-to-peer financing functionality. For example, in a ‘short sale’ of bitcoin, the seller enters into a regular spot sale of bitcoin, except that the transaction is settled by delivering bitcoin that the seller has borrowed.

(5) “Collateral risk management” means in principle, that if the value of collateral in a short position drops below a certain level, the relevant platform at all times reserves the right to force-liquidate the blockchain assets in the trader’s account. Where this occurs, blockchain assets will be seized by the relevant platform and used to repay any outstanding amounts due to the financing providers.

(6) “Capital reserve fund” means money set for future projects, major purchases or unanticipated expenses

(7) “Futures” means the platform offers futures contracts, i.e. contracts obligating the buyer to purchase a blockchain asset or the seller to sell a blockchain asset, at a predetermined future date and price.

(8) “Options” means the platform offers futures contracts, i.e. contracts that grant the right, but not the obligation to buy or sell blockchain assets at a set price on or before a certain date.

(9) “Mobile app” means the platform offers an iOS/ android mobile application.

(10) “Coins tradable” means the number of different blockchain assets currently trading on the platform.

Competition

We face intense competition in the blockchain asset trading market on a global level. As of March 3, 2018, top blockchain asset exchanges, based on USD 24-hour volume, include Binance, Bitfinex, Huobi, OKEx, Upbit, Bithumb, GDAX, Kraken, Bitstamp and Bittrex.

Within the existing blockchain asset exchange community, we are not aware of any blockchain asset exchange that currently provides the services we expect the INX Exchange to provide. However, the market for trading blockchain assets has generated considerable interest and is continually evolving with new entrants to the market. For example, in September 2017, t0.com, Inc. announced plans to launch an alternative trading system that will enable the trading of blockchain assets that are securities, in compliance with SEC and FINRA regulations and reportedly raised over $100 million from accredited investors in the first day of its ICO. LedgerX LLC is an institutional trading and clearing platform that has received approval from the CFTC to trade and clear swaps and options on digital currencies, and is registered as swap execution facility and derivatives clearing organization.

In addition, there has been growing institutional interest in operating regulated blockchain asset exchanges and utilizing blockchain assets in bank financing practices. In January 2017, UBS, BNY Mellon, Deutsche Bank, Santander, NEX and blockchain startup Clearmatics announced their own blockchain asset issuances with the intent to incorporate blockchain assets in currency-related transactions, encourage regulation by central banks and create Fiat-like asset-collateralized networks on custom blockchain platforms that apply “permissioned” and centralized blockchain technology. In December 2017, Bank of America was awarded a patent for an automated digital currency exchange system. Also in December 2017, the Chicago Board of Exchange began trading in bitcoin futures, and was joined shortly thereafter by CME Group, also offering bitcoin futures.

The market for trading blockchain assets is developing and we anticipate new entrants to the market and competition to intensify in the future. Our future competitors may have greater resources than us and there can be no assurance that we will have the financial and operational resources necessary to carry out our business plan and successfully compete with our competitors.

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Material Agreements

Founders’ Agreement

On September 1, 2017, two shareholders of the Company: Triple-V (1999) Ltd, a limited liability company registered under the laws of the state of Israel, controlled and wholly owned by Mr. Shy Datika, one of our founders, our controlling shareholder and Chief Executive Officer; and A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of the state of Israel, controlled by Mr. Doron Cohen, entered into a Founders’ Agreement which set forth the initial terms for the inception and incorporation of the Company for developing a marketplace for virtual currencies. The Founders’ Agreement was later amended by the Addendum to Founders’ Agreement dated December 28, 2017 and Addendum 2 to Founders’ Agreement dated December 31, 2017 (as amended, the “Founders’ Agreement”).

Share Capital of the Company. Pursuant to the Founders’ Agreement, the parties shall fix the share capital of the Company such that out of 100,000,000 ordinary shares of the Company, Triple-V is to be allocated 3,356,666 ordinary shares of the Company, A-Labs is to be allocated 1,120,000 ordinary shares of the Company, and 417,000 ordinary shares of the Company are to be reserved for issuance upon the conversion of employee options.

Rights to Appoint Members of the Board of Directors. The Founders’ Agreement provides that the board of directors of the Company shall include no less than one board member and no more than seven board members, unless otherwise determined by the shareholders. The Founders’ Agreement further entitles Triple-V to appoint, remove or replace six board members and to appoint the Chief Executive Officer of the Company, subject to board approval. The Founders’ Agreement entitles A-Labs to appoint, remove or replace one board member. Effective December 31, 2017, the Founders’ Agreement was amended to provide that, upon the effectiveness of the registration statement of which this prospectus is a part, members of the board of directors of the Company will be elected by the vote of the holders of a majority of the shares equity of the Company.

Non-Compete and Non-Solicitation. Pursuant to the Founders’ Agreement the parties agree to non-compete and non-solicit restrictions under which they may not compete or assist others to compete with the Company in any engagement or activity related to the development of a marketplace for virtual currencies and further they may not solicit or attempt to solicit any employee or service provider of the Company or any person to whom the Company provided services for products that would compete with the Company. The non-compete and non-solicit restrictions expire for each party one year after such party ceases to be a shareholder of the Company.

Termination. The Founders’ Agreement shall terminate upon the earlier of (i) the merger or consolidation of the Company with another corporation, (ii) the initial underwritten public offering by the Company of its ordinary shares pursuant to an effective registration under the Securities Act, or (iii) the written agreement of Triple-V and A-Labs.

The foregoing description of the Founders’ Agreement is qualified in its entirety by reference to the full text of the Founders’ Agreement, which is attached as Exhibits 10.1, 10.2 and 10.3 hereto, and is incorporated herein by reference.

Material Service Agreements

Triple-V (1999) Ltd.

On December 29, 2017, the Company entered into an amended Management Agreement with Triple-V (1999) Ltd. (the “Triple-V Management Agreement”) pursuant to which Triple-V (1999) Ltd. will provide consultancy services (and any other services as shall be determined by our board of Directors) through the personal services of Mr. Shy Datika

Term. Pursuant to the Triple-V Management Agreement, Triple-V’s engagement with the Company will continue until such time as either Triple-V or the Company terminates its engagement pursuant to the terms of the Triple-V Management Agreement, including by 30 days written notice.

Compensation. Pursuant to the Triple-V Management Agreement, Triple-V will receive no fee for services until the Company raises at least $3,000,000 in this offering. After the Company has raised $3,000,000 in this offering, Triple-V will receive a to-be-determined monthly fee as compensation for services rendered. In addition, the Company will reimburse Triple-V for out of pocket expenses reasonably required in the performance of the services under the Triple-V Management Agreement. The Triple-V Management Agreement does not provide for benefits upon the termination of the services, other than payment of fees and other obligations owed during the required notice period.

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Terms of Proprietary Rights, Confidentiality and Non-Competition. The Triple-V Management Agreement contains terms to protect the proprietary rights of the Company in the Company’s technology, intellectual property and inventions to which Triple-V is exposed during the course of the engagement. Triple-V is also subject to terms of confidentiality. Notwithstanding the foregoing, nothing in the Triple-V Management Agreement prevents Triple-V from further engagements in activities related to virtual coins outside the scope of the technology and confidential information owned by the Company.

The foregoing description of the Triple-V Management Agreement is qualified in its entirety by reference to the full text of the Triple-V Management Agreement, which is attached as Exhibit 10.4 hereto, and is incorporated herein by reference.

Insight Finance Ltd.

On December 26, 2017, in connection with the appointment of Mr. Oran Mordechai as the Company’s Chief Financial Officer, the Company entered into a Financial Services Agreement with Insight Finance Ltd. (the “Insight Service Agreement”) pursuant to which Insight Finance Ltd. will provide services to the Company including that Mr. Oran Mordechai shall serve as the Company’s Chief Financial Officer.

Term. Pursuant to the Insight Service Agreement, Insight’s engagement with the Company will continue until terminated according to its terms. The Company may terminate the Insight Management Agreement upon notice to Insight.

Compensation. Pursuant to the Insight Service Agreement, Insight will receive $5,000 for services until the Company files the registration statement required for this offering with the SEC. Insight will receive a to-be-determined fee as compensation for services rendered after such date. In addition to a separate from such fees, the Company will reimburse Insight for certain out of pocket expenses reasonably required in the performance of the services under the Insight Service Agreement. The Insight Service Agreement does not provide for benefits upon the termination of the services, other than payment of fees and other obligations owed.

Terms of Proprietary Rights, Confidentiality and Non-Solicitation. Insight is subject to terms of confidentiality to protect the proprietary rights of the Company in the Company’s technology, intellectual property and inventions to which Insight is exposed during the course of the engagement. The Company also agreed that it will not hire, recruit or solicit any employee of Insight without Insight’s written consent.

The foregoing description of the Insight Service Agreement is qualified in its entirety by reference to the full text of the Insight Management Agreement, which is attached as Exhibit 10.5 hereto, and is incorporated herein by reference.

A-Labs Finance and Advisory Ltd. (“A-Labs”).

On September 1, 2017, the Company entered into an Engagement Agreement with A-Labs pursuant to which A-labs shall provide the Company with services, including the development, planning, management, execution, and branding with relation to the initial public offering of the INX Tokens on behalf of the Company. The Engagement Agreement was amended and restated on December 31, 2017, and further amended on January 31, 2018 (as amended, the “A-Labs Engagement Agreement”).

Term. A-Labs’s engagement with the Company will continue until terminated in accordance with the terms of the A-Labs Engagement Agreement. The A-Labs Engagement Agreement will terminate: (i) upon the completion of this offering and the payment to A-Labs of all fees payable thereunder, (ii) if the Company does not provide a notice to A-Labs confirming the release of INX Tokens to their buyers and acceptance of INX Token payments by the end of the Offering Period, as defined under the A-Labs Agreement, (iii) if the sale of Tokens or any other activity contemplated under the A-Labs Agreement is banned or otherwise declared illegal by any applicable law or regulation, or (iv) upon 30 days prior written notice by either party.

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Compensation. Pursuant to the A-Labs Engagement Agreement, A-Labs will receive (i) a non-refundable, one time cash payment of $500,000; (ii) a grant of 4,550,000 INX Tokens, subject to a repurchase option by the Company, under which the Company is entitled to repurchase INX Tokens for $0.01 per Token; (iii) a cash payment of $500,000 payable upon the completion of an offering under which the Company has raised from U.S persons not less than $10,000,000; and (iv) a contingent cash payment for the sale of INX Tokens to non-US Persons only equal to: 10% of the first $30 million (up to $3 million) in ICO Proceeds (as defined in the A-Labs Engagement Agreement); 5% of the next $70 million (up to $3.5 million) in ICO Proceeds; 6% of the next $100 million (up to $6 million) in ICO Proceeds; and 7.5% of ICO Proceeds in excess of $200 million. The Company’s INX Token repurchase option shall lapse immediately after the consummation of an offering raising not less than $10,000,000 from third parties on or prior to September 26, 2018. A-Labs is not entitled to any sales royalties, commissions or other consideration in connection with the contemplated offering to US Persons other than the fixed fees set forth in the A-Labs Agreement.

Services in the United States. With respect to operations in the United States or in connection with any U.S. person, A-Labs shall provide advisory services only. A-Labs represents that it shall not, directly or indirectly, by itself, by a related party or by any person acting on its behalf, perform, assist, promote, or otherwise be involved in any activity related to solicitation or advertising to the U.S. market nor in direct sale efforts or distribution of INX Tokens in the U.S. or to U.S. persons.

The foregoing description of the A-Labs Engagement Agreement is qualified in its entirety by reference to the full text of the A-Labs Engagement Agreement, which is attached as Exhibits 10.6 and 10.7 hereto, and is incorporated herein by reference.

Committed Ltd. (“Committed”).

On October 1, 2017, the Company entered into a Software Services Agreement with Committed an Israeli corporation (the “Software Services Agreement”) pursuant to which Committed shall provide the Company with services, including the design, development, implementation, modification and customization of the INX Exchange software.

Term. Committed’s engagement with the Company will continue until the completion of the services thereunder by Committed to the satisfaction of our Company. After the initial three-month support period, the Company may elect to renew Committed support services for additional three-month periods, at an annual rate equal to 25% of the agreed original price. The Software Services Agreement may also be terminated upon the Company’s 30 days’ prior written notice to Committed. The Agreement may also terminate upon material breach or insolvency by either party.

Compensation. Pursuant to the Software Services Agreement, Committed will be entitled to (i) a cash payment of approximately US $70,000, of which US $25,000 is contingent upon this offering raising $5,000,000 by June 30, 2018 and (ii) on option to purchase 1.5% of the Company’s share capital, on an issued basis as of October 31, 2017, at an exercise price of $0.01 per share, subject to the adoption of an option plan by the Company and the approval of the Company’s Board of Directors.

Support Services. In addition to the initial design, development, implementation, modification and customization of the INX Exchange software, Committed will provide support services to the INX Exchange for the three (3) month period beginning on the date of delivery and installation of the exchange software on Company’s server. Committed shall provide Company with maintenance and support services in accordance with the service level agreement entered into under the Committed Agreement, including 24/7 software support.

The foregoing description of the Software Services Agreement is qualified in its entirety by reference to the full text of the Software Services Agreement, which is attached as Exhibit 10.8 hereto, and is incorporated herein by reference.

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Management Agreements with Executive Officers and Senior Management

Ms. Maia Naor.

On November 1, 2017, in connection with the appointment of Ms. Naor as the Company’s Chief Operating Officer, the Company entered into a Management Agreement with Ms. Naor (the “Naor Management Agreement”).

Term. Pursuant to the Naor Management Agreement, Ms. Naor’s engagement with the Company will continue until such time as either Ms. Naor or the Company terminates her engagement pursuant to the terms of the Naor Management Agreement, including by 30 days written notice.

Compensation. Pursuant to the Naor Management Agreement, Ms. Naor will receive no fee for her services until the Company raises at least $3,000,000 in this offering. After the Company has raised $3,000,000 in this offering, Ms. Naor will receive a to-be-determined monthly fee as compensation for her services. In addition, the Company will reimburse Ms. Naor for out of pocket expenses reasonably required in the performance of the services under the Naor Management Agreement. The Naor Management Agreement does not provide for benefits upon the termination of the services, other than payment of fees and other obligations owed during the required notice period.

Terms of Proprietary Rights, Confidentiality and Non-Competition. The Naor Management Agreement contains terms to protect the proprietary rights of the Company to technology, intellectual property and inventions to which Ms. Naor is exposed during the course of the engagement. Ms. Naor is also subject to terms of confidentiality. Notwithstanding the foregoing, nothing in the Naor Management Agreement prevents Ms. Naor from further engagements in activities related to virtual coins outside the scope of the technology and confidential information owned by the Company.

The foregoing description of the Naor Management Agreement is qualified in its entirety by reference to the full text of the Naor Management Agreement, which is attached as Exhibit 10.9 hereto, and is incorporated herein by reference.

Mr. Jonathan Azeroual.

On November 27, 2017, in connection with the appointment of Mr. Azeroual as the Company’s Vice President, Blockchain Asset Strategy, the Company entered into a Management Agreement with Mr. Azeroual (the “Azeroual Management Agreement”).

Term. Pursuant to the Azeroual Management Agreement, Mr. Azeroual’s engagement with the Company will continue until such time as either Mr. Azeroual or the Company terminates her engagement pursuant to the terms of the Azeroual Management Agreement, including by 30 days written notice.

Compensation. Pursuant to the Azeroual Management Agreement, Mr. Azeroual will receive no fee for his services until the Company raises at least $5,000,000 in this offering. After the Company has raised $5,000,000 in this offering, Mr. Azeroual will receive: a one-time bonus in the amount of $150,000; a to-be-determined monthly fee as compensation for his services; and an annual bonus payment contingent upon achievement of milestones and targets predetermined by the Company. In addition, the Company will reimburse Mr. Azeroual for out of pocket expenses reasonably required in the performance of the services under the Azeroual Management Agreement. The Azeroual Management Agreement does not provide for benefits upon the termination of the services, other than payment of fees and other obligations owed during the required notice period.

Terms of Proprietary Rights, Confidentiality and Non-Competition. The Azeroual Management Agreement contains terms to protect the proprietary rights of the Company to technology, intellectual property and inventions to which Mr. Azeroual is exposed during the course of the engagement. Mr. Azeroual is also subject to terms of confidentiality. Notwithstanding the foregoing, nothing in the Azeroual Management Agreement prevents Mr. Azeroual from further engagements in activities related to virtual coins outside the scope of the technology and confidential information owned by the Company.

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The foregoing description of the Azeroual Management Agreement is qualified in its entirety by reference to the full text of the Azeroual Management Agreement, which is attached as Exhibit 10.10 hereto, and is incorporated herein by reference.

Mr. Alan Silbert.

On March 7, 2018, in connection with the appointment of Mr. Silbert as the Executive Managing Director of INX Services, Inc., INX Services, Inc. entered into an Executive Employment Agreement with Mr. Silbert (the “Silbert Employment Agreement”), pursuant to which Mr. Silbert will provide services to INX Services, Inc. and the Company, including that Mr. Silbert shall serve a member of the Board of Directors of the Company and Executive Managing Director of U.S. Operations of INX Services, Inc..

Term. Pursuant to the Silbert Employment Agreement, Mr. Silbert’s engagement with the Company will continue until such time as either Mr. Silbert or the Company terminates her engagement pursuant to the terms of the Silbert Employment Agreement, including by 30 days written notice.

Compensation. Pursuant to the Silbert Employment Agreement, Mr. Silbert will receive a base salary of $132,000. In the event the Company raises at least $5,000,000 in this offering, or raises $5,000,000 in consideration for equity from third parties, Mr. Silbert’s base salary shall increase to a monthly rate of $20,000. Subject to the Company raising at least $5,000,000 in this offering, Mr. Silbert shall be eligible to earn an annual performance based bonus in the amount of $150,000 upon the achievement of certain performance based targets which shall be established by the Board of Directors. If the Company raises at least $5,000,000 in this offering, Mr. Silbert shall be granted an option to purchase 500,000 INX Tokens at a price of $0.01 per Token. Upon and subject to the adoption of a Share Ownership and Option Plan by the Company, Mr. Silbert shall receive an option to purchase Ordinary Shares of the Company constituting 3% of the share capital of the Company on a fully diluted basis, at a price per share equal to the fair market value per share. 25% of the option shares will vest upon each anniversary of Mr. Silbert’s employment with INX Services, such that the options will be fully vested and exercisable upon the 4th anniversary of such employment. Unvested options shall be subject to accelerated vesting upon change of control of the Company. In addition, the INX Services will reimburse Mr. Silbert for out of pocket expenses reasonable required in the performance of services under the Silbert Employment Agreement. If the Silbert Employment Agreement is terminated without cause or good reason, as such terms are defined in the Silbert Employment Agreement, INX Services shall continue to pay Mr. Silbert a base salary for twelve months following the termination date.

Terms of Proprietary Rights, Confidentiality and Non-Competition. In connection with entering into the Silbert Employment Agreement, the Company and Mr. Silbert entered into an Employee Invention Assignment and Confidentiality Agreement which contains terms to protect the proprietary rights of the Company to technology, intellectual property and inventions to which Mr. Silbert is exposed during the course of the engagement. Mr. Silbert is also subject to terms of confidentiality.

The foregoing description of the Silbert Employment Agreement is qualified in its entirety by reference to the full text of the Silbert Management Agreement, which is attached as Exhibit 10.11 hereto, and is incorporated herein by reference.

Bentley Limited.

On March 8, 2018, in connection with the appointment of Mr. James Crossley as a member of the Company’s Board of Directors, the Company entered into a Services Agreement with Bentley Limited. (the “Bentley Services Agreement”) pursuant to which Bentley Limited will provide services to the Company including that James Crossley shall serve as a board member of the Company.

Term. Pursuant to the Bentley Services Agreement, Bentley Limited’s engagement with the Company will continue until such time as either Bentley Limited or the Company terminates its engagement pursuant to the terms of the Bentley Services Agreement, including by 30 days written notice.

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Compensation. Pursuant to the Bentley Services Agreement, Bentley will receive a monthly consulting fee of GBP 1,600 + VAT per month. In addition, Bentley will receive the option to purchase 10,000 INX Tokens per month at the price of $0.01 per Token, subject to a maximum of 60,000 INX Tokens. Such option to purchase INX Tokens shall lapse on the first of the month in which the Company raises $10,000,000 in a public offering of INX Tokens. In addition, the Company will reimburse Bentley Limited for out of pocket expenses reasonably required in the performance of the services under the Bentley Services Agreement. The Bentley Services Agreement does not provide for benefits upon the termination of the services.

Terms of Proprietary Rights, Confidentiality and Non-Competition. The Bentley Services Agreement contains terms to protect the proprietary rights of the Company to technology, intellectual property and inventions to which Bentley (and/or Mr. Crossley) is exposed during the course of the engagement. Bentley Limited is also subject to terms of confidentiality.

The foregoing description of the Bentley Services Agreement is qualified in its entirety by reference to the full text of the Bentley Management Agreement, which is attached as Exhibit 10.12 hereto, and is incorporated herein by reference.

Convertible Loan Agreements

Naor Loan Agreement

On November 27, 2017, the Company entered into a Loan Agreement with Ms. Naor (the “Naor Loan Agreement”) pursuant to which the Company borrowed $40,635 from Ms. Naor. The term of the loan is five years, and the outstanding balance shall become due and payable on the five-year anniversary of the Naor Loan Agreement or upon the sooner of an IPO or a Deemed Liquidation Event (as such terms are defined in the Company’s Articles of Association). The interest rate on the principal of the loan is an annual rate of 2% compounded annually (subject to adjustment from time to time by the applicable Income Tax Ordinance).

Pursuant to the Naor Loan Agreement, Ms. Naor is entitled, at any time and at her sole discretion, to convert outstanding principal and interest amounts of the loan agreement into 333,333 ordinary shares of the Company. Under the terms of the Naor Loan Agreement, Ms. Naor also purchased 937,499 INX Tokens issued by the Company at a price of $0.01 per INX Token.

The foregoing description of the Naor Loan Agreement is qualified in its entirety by reference to the full text of the Naor Loan Agreement, which is attached as Exhibit 10.13 hereto, and is incorporated herein by reference.

Horn Loan Agreement

On November 27, 2017, the Company entered into a Loan Agreement with Ms. Ayelet Horn (the “Horn Loan Agreement”) pursuant to which the Company borrowed $37,984 from Ms. Horn. The term of the loan is five years, and the outstanding balance shall become due and payable on the five-year anniversary of the Horn Loan Agreement or upon the sooner of an IPO or a Deemed Liquidation Event (as such terms are defined in the Company’s Articles of Association). The interest rate on the principal of the loan is an annual rate of 2% compounded annually (subject to adjustment from time to time by the applicable Income Tax Ordinance).

Pursuant to the Horn Loan Agreement, Ms. Horn is entitled, at any time and at her sole discretion, to convert outstanding principal and interest amounts of the loan agreement into 311,500 ordinary shares of the Company. Under the terms of the Horn Loan Agreement, Ms. Horn also purchased 876,562 INX Tokens issued by the Company at a price of $0.01 per INX Token.

Ms. Ayelet Horn is the wife of Mr. Yuval Horn, a senior partner at Horn & Co. Law Offices, Tel Aviv, Israel, which firm is serving as legal counsel for this offering for matters relating to Israeli law.

The foregoing description of the Horn Loan Agreement is qualified in its entirety by reference to the full text of the Horn Loan Agreement, which is attached as Exhibit 10.14 hereto, and is incorporated herein by reference.

Segev Loan Agreement

On November 27, 2017, the Company entered into a Loan Agreement with Mr. Yaniv Segev (the “Segev Loan Agreement”) pursuant to which the Company borrowed $37,984 from Mr. Segev. The term of the loan is five years, and the outstanding balance shall become due and payable on the five-year anniversary of the Segev Loan Agreement or upon the sooner of an IPO or a Deemed Liquidation Event (as such terms are defined in the Company’s Articles of Association). The interest rate on the principal of the loan is an annual rate of 2% compounded annually (subject to adjustment from time to time by the applicable Income Tax Ordinance).

Pursuant to the Segev Loan Agreement, Mr. Segev is entitled, at any time and at his sole discretion, to convert outstanding principal and interest amounts of the loan agreement into 311,500 ordinary shares of the Company. Under the terms of the Segev Loan Agreement, Mr. Segev also purchased 876,562 INX Tokens issued by the Company at a price of $0.01 per INX Token.

The foregoing description of the Segev Loan Agreement is qualified in its entirety by reference to the full text of the Segev Loan Agreement, which is attached as Exhibit 10.15 hereto, and is incorporated herein by reference.

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Employees and Service Providers

Each of the individuals who provide services to us does so through a management, services, consulting or similar agreement.

Company(1)	Location	Management	Financing	Development	Administration and Other Positions		Total

INX Ltd. (Gib.)	Israel	3	1	1	3	(2)	8

INX Services, Inc. (US)	United States	2	-	-	-		2

Total		5	1	1	3		10

(1)	As a single employee/service provider may be engaged in more than one activity, each employee/service provider only is represented only once in under the activity representing their primary responsibility.

(2)	One employee/service provider is located in the United Kingdom and one employee/service provider is located in the United States.

By the end of our three phases of development, we intend to employ approximately 30 to 40 key employees in positions of management, compliance, marketing and development.

Property, Plants and Equipment.

The Company currently does not own or hold any tangible fixed assets, including real property, plant or equipment, whether by leasehold or otherwise.

Regulation of our Exchange

One of our U.S. subsidiaries intends to file applications for registration as a broker-dealer and as an alternative trading system with FINRA and another U.S. subsidiary intends to register as a designated contract market and swap execution facility with the CFTC. Our subsidiary in Gibraltar intends to apply to the Gibraltar Financial Services Commission for a license under the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 for its European-based operations.

Regulation of the Exchange and Subsidiaries of INX

The financial services industry is subject to extensive regulation under both federal and state laws. Registration as a broker-dealer, an alternative trading system and a designated contract market and swap execution facility will subject our subsidiaries to laws and regulations covering all aspects of financial services, including sales methods, trade practices, use and safekeeping of clients’ funds and securities, minimum capital requirements, record keeping securities lending and financing of securities purchases and conduct of directors, officers and employees. The regulations promulgated and enforced by regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who engage in the financial markets.

Broker-Dealer Regulation

In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws, with certain standard setting and monitoring responsibilities delegated to self-regulatory organizations (“SROs”). Of these SROs, the regulation of broker-dealers is principally the function of FINRA and every firm and broker that sells securities to the public in the United States must be licensed and registered by FINRA. National securities exchanges, such as the New York Stock Exchange, also regulate and monitor broker-dealer activity. In addition to federal and SRO oversight, securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

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Broker-dealers, like other securities market participants, must comply with the general “antifraud” provisions of the federal securities laws. The “antifraud” provisions prohibit misstatements or misleading omissions of material facts, and fraudulent or manipulative acts and practices, in connection with the purchase or sale of securities, and broker-dealers must conduct their activities to avoid these kinds of practices.

Broker-dealers must also comply with many requirements that are designed to maintain high industry standards. Broker-dealers owe their customers a duty: a) of fair dealing, b) to recommend only those specific investments or overall investment strategies that are suitable, c) to seek to obtain the most favorable terms available under the circumstances for its orders (best execution), d) to provide at or before the completion of transaction certain information (including the identifying the securities involved in the transaction and compensation related to the transaction), e) provide notice about purchasing securities on credit, among other disclosure requirements.

Broker-dealers are also subject to broad obligations under the Bank Secrecy Act to guard against money laundering and terrorist financing which include requirements to file reports or retain records relating to suspicious transactions, customer identity, large cash transactions, cross-border currency movement, foreign bank accounts and wire transfers, among other things.

Every U.S.-registered broker-dealer is also subject to the Uniform Net Capital Requirements. The Uniform Net Capital Requirements is designed to ensure financial soundness and liquidity by prohibiting a broker or dealer from engaging in business at a time when it does not satisfy minimum net capital requirements.

In the United States, net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets, such as a firm’s positions in securities. Among these deductions are adjustments, which we refer to as “haircuts,” in the market value of securities positions to reflect the market risk of such positions prior to their liquidation or disposition. The Uniform Net Capital Requirements also imposes a minimum ratio of equity to subordinated debt which may be included in net capital.

Regulations have been adopted by the SEC that prohibit the withdrawal of equity capital of a broker-dealer, restrict the ability of a broker-dealer to distribute or engage in any transaction with a parent company or an affiliate that results in a reduction of equity capital or to provide an unsecured loan or advance against equity capital for the direct or indirect benefit of certain persons related to the broker-dealer (including partners and affiliates) if the broker-dealer’s net capital is, or would be as a result of such withdrawal, distribution, loan or advance, below specified thresholds of excess net capital. In addition, the SEC’s regulations require certain notifications to be provided in advance of such withdrawals, distributions, reductions, loans and advances that exceed in the aggregate 30% of excess net capital within any 30 day period, and the SEC has the authority to restrict, for up to 20 business days, such withdrawal, distribution or reduction of capital if the SEC concludes that it may be detrimental to the financial integrity of the broker-dealer or may expose its customers or creditors to loss. Notice is required following any such withdrawal, distribution, reduction, loan or advance that exceeds in the aggregate 20% of excess net capital within any 30 day period. The SEC’s regulations limiting withdrawals of excess net capital do not preclude the payment to employees of “reasonable compensation.”

Compliance with the Uniform Net Capital Requirements may limit the extent and nature of our operations requiring the use of our registered broker-dealer subsidiaries’ capital, and could also restrict or preclude our ability to withdraw capital from our broker-dealer subsidiaries.

Regulation ATS

Regulation ATS permits a U.S. “alternative trading system” or ATS to match orders submitted by buyers and sellers without having to register as a national securities exchange. An ATS, although functionally an exchange, is regulated as a broker-dealer. In order to acquire the status of an ATS, a firm must first be registered as a broker-dealer, and then file an initial operation report with respect to the trading system on Form ATS. The Form ATS must provide detailed information regarding the types of subscribers it expects to admit to the system, the securities it expects to trade, the manner in which the system operates, including how orders are entered and transactions executed, reported, cleared and settled, as well as all relevant infrastructure and procedures concerning system access, capacity, supervision, security, contingency planning and subscriber compliance.

The initial operation report must be accurate and kept current. The Commission does not issue approval orders for Form ATS filings; however, the Form ATS is not considered filed unless it complies with all applicable requirements under Regulation ATS. Regulation ATS contains provisions concerning the system’s operations, including: fair access to the trading system; fees charged; the display of orders and the ability to execute orders; system capacity, integrity and security; record keeping and reporting; and procedures to ensure the confidential treatment of trading information.

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An ATS must also comply with any applicable SRO rules and with state laws relating to alternative trading systems and relating to the offer or sale of securities or the registration or regulation of persons or entities effecting securities transactions.

Futures Exchanges, Clearing Houses, and Swaps

The CFTC is the federal agency primarily responsible for the administration of federal commodities laws, including the adoption of rules applicable to Futures Commissions Merchants, Designated Contract Markets and Swap Execution Facilities. The operations of U.S. futures exchanges, clearing houses, swap data repository and swap execution facilities are subject to extensive regulation by the CFTC. The CFTC carries out the regulation of the futures and swaps markets and clearing houses in accordance with the provisions of the Commodity Exchange Act as amended by, among others, the Commodity Futures Modernization Act and Dodd-Frank.

Regulatory Oversight of Blockchain Assets

The following is a summary of recent demonstrations of regulatory action taken with regard to blockchain assets. We believe that these actions will impact the Company; however, regulation of the blockchain industry is evolving rapidly. The regulatory landscape may differ from country to county, but we expect for the foreseeable future that regulators will maintain an increased focus on blockchain assets.

Regulation of blockchain assets by U.S. federal and state governments, foreign governments and self-regulatory organizations remains in its early stages. As blockchain assets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies such as the SEC, the CFTC, FinCEN and the Federal Bureau of Investigation, have begun to examine the nature of blockchain assets and the markets on which they are traded.

The SEC has not formally asserted regulatory authority over all blockchain assets, although it has taken various actions against persons or entities misusing bitcoin in connection with fraudulent schemes (i.e., Ponzi schemes), inaccurate and inadequate publicly disseminated information, and the offering of unregistered securities. In addition, on July 25, 2017, the SEC issued Release No. 81207 (“the DAO Report”), in which it analyzed a certain issuance of tokens, and indicated that “whether or not a particular transaction involves the offer and sale of a security – regardless of the terminology used – will depend on the facts and circumstances, including the economic realities of the transaction”. The SEC clarified that the registration requirements “apply to those who offer and sell securities in the United States, regardless whether the issuing entity is a traditional company or a decentralized autonomous organization, regardless whether those securities are …distributed in certificated form or through distributed ledger technology…”. On December 4, 2017, and December 11, 2017, the SEC announced enforcement actions relating to the PlexCoin and Munchee token launches, respectively. On December 11, 2017, SEC Chairman Jay Clayton published a public statement entitled Cryptocurrencies and Initial Coin Offerings. The SEC has made a concerted effort to monitor the ICO market and address—through the DAO Report and the more recent SEC guidance—transactions and behaviors it believes are both inconsistent with and in violation of U.S. securities laws. In early 2018, media reports indicated that the SEC has subpoenaed around 80 cryptocurrency firms as part of a targeted probe. On March 7, 2018 the Divisions of Enforcement and Trading and Markets issued a public statement stating that many digital assets are likely to be securities under the federal securities laws, and urged investors to use platforms for trading such assets that are registered with the SEC, such as a national securities exchange, alternative trading system (“ATS”), or broker-dealer.

Commissioners of the CFTC have expressed the belief that bitcoin meets the definition of a commodity and that the CFTC has regulatory authority over futures and other derivatives based on blockchain assets, subject to facts and circumstances. On September 17, 2015, the CFTC instituted and settled an action against Coinflip, a bitcoin derivatives trading platform. The Coinflip order found that the respondents (i) conducted activity related to commodity options transactions without complying with the provisions of the CEA and CFTC regulations, and (ii) operated a facility for the trading of swaps without registering the facility as a SEF or DCM. The Coinflip order was significant as it is the first time the CFTC determined that “virtual currencies” are properly defined as commodities under the CEA. Based on this determination, the CFTC applied CEA provisions and CFTC regulations that apply to transactions in commodity options and swaps to the conduct of the bitcoin derivatives trading platform. Significantly, the CFTC appears to have taken the position that virtual currencies are not encompassed by the definition of currency under the CEA and CFTC regulations. The CFTC defined “virtual currencies” as “a digital representation of value that functions as a medium of exchange, a unit of account, and/or a store of value, but does not have legal tender status in any jurisdiction. Bitcoin and other virtual currencies are distinct from ‘real’ currencies, which are the coin and paper money of the United States or another country that are designated as legal tender, circulate, and are customarily used and accepted as a medium of exchange in the country of issuance.” The CFTC affirmed its approach to the regulation of blockchain assets and virtual currency-related enterprises on June 2, 2016, when the CFTC settled charges against Bitfinex, a Bitcoin Exchange based in Hong Kong. In its Order, the CFTC found that Bitfinex engaged in “illegal, off-exchange commodity transactions and failed to register as a futures commission merchant” when it facilitated borrowing transactions among its users to permit the trading of bitcoin on a “leveraged, margined or financed basis” without first registering with the CFTC. On March 6, 2018, the United States District Court for the Eastern District of New York ruled that “virtual currencies can be regulated by CFTC as a commodity” but left the door open for other regulatory bodies to regulate virtual currency concurrently.

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Local state regulators may also regulate or seek to regulate blockchain assets. In July 2014, the New York State Department of Financial Services (the “NYSDFS”) proposed the first state regulatory framework for licensing participants in “virtual currency business activity.” The proposed regulations, known as the “BitLicense,” are intended to focus on consumer protection and, after the closure of an initial comment period that yielded 3,746 formal public comments and a re-proposal, the NYSDFS issued its final “BitLicense” regulatory framework in June 2015. The “BitLicense” regulates the conduct of businesses that are involved in “virtual currencies” in New York or with New York customers and prohibits any person or entity involved in such activity to conduct activities without a license. Not all regulations of blockchain assets are restrictive. For example, on June 28, 2014, California repealed a provision of its Corporations Code that prohibited corporations from using alternative forms of currency or value. The bill indirectly authorizes the use of bitcoin as an alternative form of money in the state.

To the extent that blockchain assets are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over blockchain assets or the trading and ownership thereof, trading or ownership of blockchain assets may be adversely affected.

The IRS has released guidance treating bitcoin as property that is not currency for U.S. federal income tax purposes. Taxing authorities of a number of U.S. states have also issued their own guidance regarding the tax treatment of bitcoin for state income or sales tax purposes. The treatment of blockchain assets may be the subject of contemplated tax reform.

On November 13, 2017, the European Securities Authority (ESMA) issued two statements, the first statement is intended to warn investors of the risks inherent in the ICOs, and the second statement sought to alert the companies involved in the ICO process to comply with EU and State regulatory obligations regarding the need for ICOs.

Blockchain assets also face an uncertain regulatory landscape in many foreign jurisdictions. On September 4, 2017, the People’s Bank of China labeled blockchain asset sales as “illegal and disruptive to economic and financial stability.” Previously, China had issued a notice that classified bitcoin as legal and “virtual commodities;” however, the same notice restricted the banking and payment industries from using bitcoin, creating uncertainty and limiting the ability of Bitcoin Exchanges to operate in the then-second largest bitcoin market. South Korea’s Financial Services Commission likewise prohibited all forms of tokens on September 29, 2017. Japan has enacted a law regulating virtual currencies which has brought Bitcoin exchanges under know-your-customer and anti-money laundering rules, and resulted in the categorization of Bitcoin as a kind of prepaid payment instrument. The law puts in place capital requirements for exchanges as well as cybersecurity and operational stipulations. In addition, those exchanges are also required to conduct employee training programs and submit to annual audits. To date, the Japanese Financial Services Agency (FSA) has granted licenses to 15 different cryptocurrencies or tokens trading platforms. In November 2017, the Monetary Authority of Singapore (“MAS”) issued a statement that tokens sold through the blockchain funding model may be considered securities under certain circumstances under Singapore law, and provided case studies as examples of tokens that do and do not constitute securities. Previously, the MAS had stated that other laws may apply to token sales, such as money laundering and terrorism financing laws.

Other jurisdictions are still researching the subject. In September 2017, the Swiss Financial Market Supervisory Authority (“FINMA”) issued guidance that it was investigating ICOs and that whenever FINMA is notified about ICO procedures that breach regulatory law or which seek to circumvent financial market law it initiates enforcement proceedings. In December 2017, the UK Financial Conduct Authority (“FCA”) issued a statement on distributed ledger technology which said, in part, that the FCA will gather further evidence and conduct a deeper examination of the ICO market and that its findings will help to determine whether or not there is need for further regulatory action. In January 2018, the Israel Securities Authority (ISA) published for public comments its proposal to amend the Tel Aviv Stock Exchange Ltd. regulations, and to add certain restrictions with respect to companies active in the field of decentralized cryptography currencies. According to the proposal, the inclusion of companies whose main activity is the investment, holding or mining of cryptographic currencies, on the TASE indices would be limited. In addition, the TASE would allow the entry of such companies for trade with TASE only if certain threshold conditions were met, indicating material activities in this field. The ISA has indicated that to date, there is uncertainty as to the format and extent of the regulation that will apply to the various activities in cryptographic currencies – especially those of decentralized currencies without any centralized entity, such as Bitcoin, in terms of taxation, prevention of money laundering and terrorism, cyber security and investor protection. In addition, the ISA has appointed a special committee authorized to examine the regulation of issuances of cryptographic currencies to the public with the aim of formulating a list of recommendations that will provide an initial regulatory response in the opinion of the ISA to this field.

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Interim draft recommendations of this committee aimed for public comments and additional public hearings were introduced to the public and published during March 2018, and included among others the following recommendations:

(1) The question of whether a cryptocurrency will be considered a security will be decided according to the totality of the circumstances and characteristics of each case on its merits against the background of the purposes of the Israeli law;

(2) Cryptographic currencies that grant rights similar to those of traditional securities such as shares, bonds or participation units will be considered securities. This category includes, for example, tokens who grant rights to participate in revenue or profits generated from an enterprise; tokens granting rights to receive payments, fixed or variable, whether by way of the allocation of additional currencies or by way of redemption of currencies; or tokens granting ownership rights or membership in an enterprise whose purpose is to generate an economic yield;

(3) blockchain assets intended to be used as a method of payment, clearing or exchange only, other than in a specific enterprise, which do not confer additional rights and are not controlled by a central entity, shall not typically be considered a security;

(4) blockchain assets that embody a right to a product or service and are purchased for consumption and use only shall not typically be considered securities; and

(5) a public offering of a cryptographic currency falling to the definition of a security is subject to the requirement to publish a prospectus.

On August 24, 2017, the Canadian Securities Administrators (“CSA”) published a staff position on the proposal (Offering) of cryptographic tokens to the public. The staff position indicated that there is an increasing trend in the offers of cryptographic tokens to the public, including the offerings of cryptographic tokens which are characterized as securities or derivatives, and therefore in these cases the Canadian securities and derivatives laws shall apply to the ICOs. In addition to the ICO definition, the publication includes reference to registration and disclosure requirements, the various trading platforms relevant to ICO, and how they are marketed, to the investment funds that offer cryptographic currencies and the regulatory Sandbox. Regarding the question of whether cryptographic tokens are securities, the CSA position states that, many of the ICOs that were examined found to be that the tokens issued in this proceeding are securities, including in light of the fact that they were considered as “investment contract.”

The Government of Gibraltar has enacted the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 (the “DLT Regulations”) which came into effect on January 1, 2018. The primary purpose of the DLT Regulations is to create a safe environment for DLT-related businesses to operate and innovate, while simultaneously protecting consumers and safeguarding Gibraltar’s reputation as a trusted and stable global business hub. Companies which use blockchain technology to store or transmit value belonging to others by way of business are caught by the DLT Regulations and require a license in Gibraltar. The activity of undertaking a token sale does not automatically fall within the scope of the DLT Regulations but may depend on the manner in which the sale of tokens in structured and the characteristics of the token. The Gibraltar Financial Services Commission (the “FSC”) however has announced plans to create a complementary regulatory framework that covers the promotion and sale of tokens, aligned with the DLT Regulations (the “Complementary Framework”). It is not clear when the Complementary Framework will be created and implemented and what requirements it will impose on persons or entities wishing to undertake token sale activity or any promotional activity in connection therewith in or from within Gibraltar.

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MANAGEMENT

Senior Management and Directors

Our business strategy and activity and on-going day-to-day management is carried out through our officers, who are engaged through management, services, consulting or similar agreements.

The following table sets forth certain information relating to our executive officers, including their ages as of the date of this prospectus. Unless otherwise stated, the address for our senior management is at the Company’s registered office currently located at 57/63 Line Wall Road, Gibraltar, GX11 1AA, Gibraltar.

Name	Age	Position
Shy Datika	49	Chief Executive Officer
Oran Mordechai	42	Chief Financial Officer
Maia Naor	34	Chief Operating Officer
Jonathan Azeroual	31	Vice President, Blockchain Asset Strategy
Alan Silbert	45	Director, Executive Managing Director, North America of INX Services, Inc.

Mr. Shy Datika is one of our founders, and has served as our Chief Executive Officer (CEO) since our inception. Mr. Datika has more than 25 years of experience in the banking and finance industry. As founder and former Chief Executive Officer of ILS Brokers, a multinational brokerage house based in Tel-Aviv, Israel, Mr. Datika has a significant role in the adoption of electronic trading in the global OTC foreign exchange (OTC Forex) market as well as in the brokerage activity and online trading business. During the last 15 years, Mr. Datika has been extensively involved in financial technology (“fin-tech”) as an investor and a director of several companies, including CEO of ForexManage Ltd., a software company providing professional technology platform solutions for institutional risk management and trading activities in the forex and interest rate derivatives markets for the banking industry, and as an independent (external) director and the Chairman of the Investment Committee and member of the Audit Committee of Altshuler Shaham provident funds and Pension Ltd.. Prior to that, he was a senior dealer in Bank Hapoalim heading the G7 spot desk. Mr. Datika possesses broad knowledge in the areas of fin-tech and trading and has an extensive track record in building sustainable businesses in the financial market. Mr. Datika serves as a director on the board of numerous private companies.

Mr. Oran Mordechai is our Chief Financial Officer. Prior to joining us, Mr. Mordechai worked at Ernst & Young Israel for 13 years in several positions. Mr. Mordechai’s last role was as senior manager in the high-tech practice, leading and managing diverse client accounts, including start-ups through exits, domestic, multinational and publicly traded companies. Mr. Mordechai’s business experience includes corporate finance, international corporate tax, mergers and acquisitions and initial public offerings. Mr. Mordechai holds a BA in Economics, Management and Accounting from the College of Management and a MBA of Business Administration Finance and Financial Management Services from the Tel-Aviv University and is a Certified Public Accountant. Mr. Mordechai is also the founder of Insight Finance, through which he provides financial services to his clients, including us.

Ms. Maia Naor is our Chief Operating Officer. Ms. Naor has years of fin-tech experience working for companies across Europe and Israel. From 2010 until joining the Company in 2017, Ms. Naor served as Vice President – Product in Anyoption Ltd., a leading European regulated trading group where she oversaw the planning, implementation and launch of several financial services and computer-internet-based and cellular-based trading applications. Ms. Naor also gained experience in building and training teams of data scientists that supported the growth and optimization of the trading products. Ms. Naor is a graduate of the Tel Aviv University School of Economics and the Tel Aviv University School of Mathematical Sciences, with honors.

Mr. Jonathan Azeroual is our Vice President, Blockchain Asset Strategy. Mr. Azeroual has over 9 years of broad financial experience working for banks, hedge funds, brokerage firms in various analytical, operational or executive positions in Paris’, New York’s, and London’s financial markets. Since 2015, he has been the co-founder and Chief Executive Officer of Bsave Ltd., a UK company which operates a Bitcoin savings platform. He also currently works for Redwood Digital Fund as a member of their Trading & Investment Services team. From 2016 to February 2017, he was a member of the Trading & Investment Services group at Hadas Capital. Between 2014 and 2015 he was an algorithmic trader for Colley Cooper Capital. Prior to that, starting in 2012 until 2014, he served as an institutional sales trader for Sunrise Brokers. He graduated with honors and holds a postgraduate degree in Financial and Statistical Engineering from Paris-Dauphine University and holds ESCP Europe Advanced Master in Finance.

Mr. Alan Silbert is a director of the Company and Executive Managing Director, North America of INX Services, Inc. Mr. Silbert is responsible for launching INX Services operations in North America, including facilitating the build-out of the director and advisor team, raising capital, growing operations and infrastructure for North American operations and leading the registration processes for broker-dealer and alternative trading system licenses. Since 2015, he has been Senior Vice President at Capital One Commercial Banking, serving on the Asset Based Lending and Life Science Finance/Venture Debt teams. Prior to that, he was Vice President – Life Science Finance at GE Capital. From 2013-2017, he served as founder and Chief Executive Officer of BitPremier LLC, a bitcoin luxury marketplace.

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Board Composition; Powers, Duties and Responsibilities

The following table sets forth certain information relating to our directors, including their ages as of the date of this prospectus. Unless otherwise stated, the address for our directors is at the Company’s registered office currently located at 57/63 Line Wall Road, Gibraltar, GX11 1AA, Gibraltar.

Name	Age	Position
James Crossley	70	Director
Alan Silbert	45	Director, Executive Managing Director, North America of INX Services Inc.

Mr. James Crossley is a director of the Company and heads the Company’s European business and corporate development efforts. Since 2014, Mr. Crossley has been a director and Chief Financial Officer of the Flo Live group, a provider of cloud-based Internet-of-Things ecosystems. From 2013 to 2014, he was Director –Strategic Alliances with Ascarii, a SAP Business One cloud provider in the United Kingdom. Until 2013, he was Director, Corporate Development for Titan GS Europe, a global SAP Partner. Mr. Crossley remains on the board of the Flo Live group, and assists several start-up companies with corporate governance and administrative matters.

Election of Directors; Independent Board Members

Appointments of directors are performed by means of a vote at the general meeting of shareholders, or by a resolution of the board if permitted by the memorandum or articles so provide. Our Articles of Association provide that, any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director (a) by ordinary resolution of the shareholders (members) (within the meaning given in section 200 of the Companies Act), or (b) by a decision of our Board of Directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the members of the board of directors of the Company may be elected by the vote of the holders of a majority of the share equity of the Company.

 Under the Companies Act, a Gibraltar private company must have at least one director. We currently have two directors, one of whom also acts as the chairman of the Board of Directors. Prior to the consummation of this offering, we intend to nominate additional board members, and intend to maintain a Board consisting of a majority of independent directors, who are unaffiliated, directly or indirectly, with any of our controlling shareholders or ultimate beneficial owners. Additional board members will be elected prior to the consummation of this offering. See also – “Description of Our Memorandum and Articles of Association” below.

Our Articles of Association provide that if the numbers of director votes for and against a proposal are equal, the chairman of the meeting has a casting vote.

Qualification of Directors

The shareholding qualification for directors may be fixed by the Company in general meeting, and unless and until so fixed no qualification shall be required.

Authority Granted to Directors

Subject to the Articles, the directors are responsible for the management of the company’s business, for which purpose they may exercise all the powers of the company. Subject to the Articles, the directors may delegate any of the powers which are conferred on them under the Articles: (i) to such person or committee; (ii) by such means (including by power of attorney) to such an extent; (iii) in relation to such matters or territories; and (iv) on such terms and conditions; as they think fit. Committees to which the directors delegate any of their powers must follow procedures which are based (as far as they are applicable) on those provisions of the articles which govern the taking of decisions by directors. The directors may make rules of procedure for all or any committees, which prevail over rules derived from the articles if they are not consistent with them.

Directors’ Remuneration

Directors may undertake any services for the Company as determined by the Board of Directors. Directors are entitled to such remuneration as determined by the Board of Directors: (a) for their services to the Company as directors, and (b) for any other services undertaken for the company. Subject to the Company’s articles of association, a director’s remuneration may take any form, and include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director. Unless otherwise determined by the Board of Directors, their remuneration accrues from day to day and directors are not accountable to the Company for any remuneration that they receive as directors or as officers or employees of the Company’s subsidiaries or of any other body corporate in which the Company is interested. The company may pay any reasonable expenses which the directors properly incur in connection with their attendance at: (a) meetings of directors or committees of directors, (b) general meetings, or (c) separate meetings of the holders of any class of shares or of debentures of the company, or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the Company.

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Corporate Governance Practices

Under Gibraltar law, the Company is governed in accordance with its memorandum and articles of association, the provisions of the Companies Act and other Gibraltar statutory and common law principles. The Board is committed to the principles of corporate governance which it considers to be central to the effective management of the business and to maintaining the confidence of investors.

See the section captioned “Description of Memorandum and Articles of Association” for summaries of certain corporate governance provisions and rights of shareholders of the Company.

Differences between the Gibraltar Companies Act and laws impacting Delaware companies

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Act, in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the SEC regulations for U.S. domestic issuers.

The Companies Act and the laws of Gibraltar affecting Gibraltar companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of Gibraltar applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware. The summary is not intended to be a complete discussion nor a comprehensive all included description of the respective rights and it is qualified in its entirety by reference to Delaware law and the Companies Act, and as may be relevant, to our Memorandum and our Articles of Association.

Number of Directors. Under the Companies Act, every Gibraltar private limited company shall have at least one director and the number shall be fixed in the company’s memorandum and articles of association. Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors. Under the Gibraltar law, directors may be removed from office, with or without cause, in accordance with the provisions of their memorandum and articles of association. Gibraltar law allows shareholders with sufficient majority to exercise a vote to remove directors. In addition, under our Articles of Association, a person ceases to be a director as soon as: (a) that person ceases to be a director by virtue of any provision of the Companies Act or the Gibraltar Insolvency Act 2011 or is prohibited from being a director by law; (b) a bankruptcy order is made against that person; (c) a composition is made with that person’s creditors generally in satisfaction of that person’s debts; (d) a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months; (e) notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms. Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors. Under the Companies Act, appointments of directors (other than nomination of directors via the general meeting of shareholders) may also be made by a resolution of the board if allowed by the articles of association of the Gibraltar company. Our Articles of Association provide that, any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director (a) by ordinary resolution of the shareholders (members) of the Gibraltar company (within the meaning given in section 200 of the Companies Act), or (b) by a decision of our Board of Directors. Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.

Shareholder/Stockholder Meetings. Under the Companies Act, annual general meetings of shareholders and extraordinary general meetings of shareholders (within the meaning given in sections 193 and 195 of the Companies Act) shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the articles of association of the Gibraltar company, and extraordinary general meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized under the Companies Act or by the articles of association. With respect to notices of general meetings, subject to the provisions of the Companies Act relating to special resolutions, seven days’ notice at the least (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which notice is given) specifying the place, the day and the hour of meeting and, in case of special business, the general nature of that business shall be given in manner hereinafter mentioned, or in such other manner (if any) as may be prescribed by the company in general meeting, to such persons as are, under the articles of association of the company, entitled to receive such notices from the company; but with the consent of all the members entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice and in such manner as those members may think fit. Meetings to resolve matters requiring a special resolution necessitate a 21 day notice period.

A Gibraltar company can decide its own way of communicating with its shareholders, including publication of notice of meetings on a website of a company (in accordance with the provision of the Companies Act). Ordinary resolutions (within the meaning given in section 200 of the Companies Act) at the general meetings are passed by a simple majority. Extraordinary and special resolutions (within the meaning given in section 201 of the Companies Act) are passed by seventy-five percent (75%) majority. Under Delaware law, (i) the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaw, and (ii) special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

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Shareholder action by written consent. Under the Companies Act, it is not necessary in the case of a Gibraltar private company to hold a general meeting in order to pass an ordinary, an extraordinary, or a special resolution. Subject to provisions in the articles of the company, such resolutions may be passed in writing by unanimous approval. Our Memorandum and Articles of Association currently provide such provisions. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Preemptive Rights. Under Gibraltar law, rights of pre-emption can be worked into the articles of association of the company. However, in the absence of such explicit rights, shareholders are not automatically entitled to benefit from preemptive rights. Our Articles do, however, have specific provisions creating rights of pre-emption. Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

Liability of Directors and Officers.

Pursuant to s. 224 of the Companies Act, in a limited company the liability of the directors or managers, or of the managing director, if so provided by the memorandum, may be unlimited, while s.225 of the Companies Act states that a limited company, if so authorized by its articles, may by special resolution, alter its memorandum so as to render unlimited the liability of its directors or managers, or of any managing director. Upon the passing of any such special resolution the provisions of the special resolution shall be as valid as if they had been original contained in the memorandum. However, s. 231 (1) states that subject to its provisions, any provision, whether contained in the articles of a company or in any contract with a company or otherwise, for exempting any director, manager or officer of the company from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company, shall be void. S. 231 (2) further states that nothing shall preclude:

●	Any person, not being the company, indemnifying any director, manager or officer of the company against any such liability as referred to in subsection (1);

●	A company from purchasing and maintaining for any director manager or officer of the company, or any person (whether an officer of the company or not) employed by the company as auditor, insurance against any such liability referred to in subsection (1);

A company from indemnifying any director, manager or officer of the company against any such liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or in connection with any application under s. 477 in which relief is granted to him by the court.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

●	any breach of the director’s duty of loyalty to the corporation or its stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

●	any transaction from which the director derives an improper personal benefit.

Standard of Conduct for Directors. Under Gibraltar law, directors are subject to various common law duties. Director’s duties are not codified in Gibraltar and are not set in statute but derive from common law principles and case law. These significant duties and responsibilities include the following:

●	to act in good faith and in the best interest of the company;

●	to not allow their interests to conflict with those of the company; and

●	to act with due care and skill.

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Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Voting Rights. Under Gibraltar law, the basic presumption is that each shareholder is entitled to one vote for each share held. However, the rights and entitlements attaching to shares of a Gibraltar company are set out in a company’s memorandum and articles of association which can be modified to denote the rights and entitlements attaching to each type of share in the company. Certain shares may be granted additional voting rights while others may only be entitled to financial remuneration and not voting rights. Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder of capital stock is entitled to one vote for each share of capital stock held by such stockholder, and blockchain assets are not considered capital stock unless expressly identified in the certificate of incorporation of the company.

Distribution of periodic reports to shareholders; proxy solicitation. Under the Companies Act, each company decides its own way of communicating with its shareholders, however shareholders have a right to request certain information from the company.

Quorum. Under the Companies Act, a company is entitled to determine in its memorandum of association and in its articles of association, the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles and our memorandum of association, or the Memorandum, provides that two members present in person or by proxy shall constitute a quorum unless there shall at any time be one member in which event such member alone shall have the authority to transact the business of a general meeting.  An ordinary resolution of the members (or of a class of members) can be passed by members representing a simple majority (i.e. more than 50%) of the total voting rights of the members or, as the case may be, of the class of members. An extraordinary or special resolution of the members requires a majority of not less than 75% of those members at a general meeting of which notice specifying the terms of the resolution and the intention to propose the resolution as such a resolution has been given.

Nomination of our directors. Our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations of directors, which are presented to our shareholders by our Board, are generally made by the Board itself, in accordance with the provisions of our Articles of Association and the Companies Act. Nominations need not be made by a nominating committee of our Board consisting solely of independent directors.

Compensation of officers. Under the Companies Act and our Memorandum and Articles of Association, compensation of our officers requires approval by, our Board and, at times, our shareholders. The Board will seek recommendations and approval from the Audit Committee.

Independent directors. A majority of the directors serving on our Board are to be “independent”. Furthermore, Gibraltar law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Act. The Companies Act sets our various matters requiring shareholder approval. Notable examples of this include any amendments to the company’s Memorandum and Articles of Association, any increase or reclassification of share capital and the issuance of dividends.

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In particular, shareholder approval shall be generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

●	the approval of the board of directors; and

●	approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Mergers and similar arrangements. Under the Gibraltar law, there are various mechanisms to give effect to a merger or takeover. However, the most common way is pursuant to the provisions of the Companies Act by way of scheme of arrangement. The procedure for a scheme of arrangement is set out at Part VIII of the Companies Act.

In very general terms, a scheme of arrangement is a compromise or arrangement between a company and its members. Under a scheme to effect a merger, the shares in one Gibraltar company (target) would be exchanged by its shareholders for consideration shares and/or cash by another Gibraltar company.

A brief overview of the process is as follows:

●	Court order for holding meeting: an application may be made by a company or any member (or creditors) of such company to summon a meeting of members;

●	Statement to be circulated: Where a meeting is summoned, the notice of such meeting which is sent to members must include a statement explaining the proposed arrangement and disclosing any material interests of the directors of the company, whether as directors or as members or as creditors of the company or otherwise;

●	Approval of members of merging companies: The scheme is conditional on, amongst other things, the approval by shareholders; the statutory majority required to approve the scheme at the meeting is a 75% majority of those shareholders who are present and vote in person or who vote by proxy or at any adjournment thereof;

●	Petition to the Court: Upon approval of a majority of shareholders, an application must then be made to Court by way of petition seeking the Court’s sanction of the scheme. As part of this application, the Court will need to be satisfied that the requisite approval of the shareholders has been duly sought and obtained in accordance with the necessary legal processes. If the Court is satisfied in this regard, it may then, either by order sanctioning the arrangement or by imposing certain conditions for the implementation of the scheme or by any subsequent order, make provision for the amalgamation of the relevant companies.

●	Delivery of the Order to the Registrar: When issued by the Court, the order sanctioning the scheme will need to be delivered to with the Register of Companies for registration and, it is upon such delivery and registration that the scheme will become effective; a copy of such order must be delivered to the Registrar within 7 days after its making. The entire process can take between 4 and 8 months.

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Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation. Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded annually and accrue at 5% over the Federal Reserve discount rate.

Approval of Related Party Transactions. All related party transactions must be disclosed to the Company for approval.

Transactions with interested shareholders. Delaware law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Companies Act has no direct comparison, but it is worth noting that certain common law provisions relating, for example, to conflicts of interest and similar considerations, may depending on the facts, apply under Gibraltar law.

Committees of the Board of Directors

Gibraltar companies are not required to establish any sub committees of the Board. Nevertheless, they have the power to create such subcommittees and delegate responsibilities and oversight accordingly. Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors. The directors may make rules of procedure for all or any committees, which prevail over rules derived from the articles if they are not consistent with them.

Our Board intends to establish two committees: (1) an audit committee, and (2) a compensation committee, the members of each of which will be appointed prior to the consummation of this offering.

Audit Committee

Our Board intends to adopt terms of reference for an audit committee, as customary for public companies. The audit committee will be comprised of three members of the Board. The audit committee will have primary responsibility for monitoring the quality of internal controls and ensuring that the financial performance of the Company is properly measured and reported on. It will receive and review reports from our management and auditors relating to the interim and annual accounts and the accounting and internal control systems in use throughout the Company. The audit committee will meet not less than once in each financial year and at such other times as circumstances require.

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Our Board of Directors intends to adopt an audit committee charter to be effective upon the consummation of this offering, which sets forth the responsibilities of the audit committee consistent with SEC rules and regulations governing audit committee members, including the following:

●	considering and making recommendations to our Board on our financial statements, reviewing and discussing the financial statements and presenting its recommendations with respect to the financial statements to the Board prior to the approval of the financial statements by our Board;

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the Board in accordance with Gibraltar law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our Board; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our Board if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations.

The members of our audit committee will each be “independent,” as such term is defined under SEC regulations. All members of our audit committee will meet the requirements for financial literacy under SEC rules and regulations.

Remuneration (Compensation) Committee

Although not required under Gibraltar law, our Board has also adopted terms of reference for a compensation committee and SEC rules and regulations. The compensation committee will review the performance of management and make recommendations to our Board on matters relating to their remuneration and terms of employment.

Nominating Committee

It is not required under Gibraltar law to establish a nomination committee for a Gibraltar company. We do not have a nominating committee, as our Board does not consider it appropriate to establish such a committee at this stage of the development of our business.

Role of Board of Directors in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes and business strategy. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations, to discusses strategic and operational risks at regular management meetings, and to conduct specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management will review these risks with the Board at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and present the steps taken by management to mitigate or eliminate such risks.

Appointment of Secretary

Subject to the provisions of the Companies Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

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Approval of Related Party Transactions

General

Under Gibraltar law, related party transactions need to be disclosed to the board as such before the transaction. Details on the transaction will appear as related party transactions in the notes of the accounts of the Company.

Under the Companies Act, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Duty to Disclose Personal Interests

As set out above, under Gibraltar law directors of the company have various common law and fiduciary duties to the company. These duties are not codified in the Companies Act but are wide ranging and include a duty to not to allow their interests to conflict with those of the company. They are therefore required to promptly disclose any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.

All arrangements as to compensation and indemnification or insurance of office holders require approval of the compensation committee and Board of Directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order. If shareholders of a company do not approve the compensation terms of office holders, other than directors, the compensation committee and Board of Directors may override the shareholders’ decision, subject to certain conditions.

Exculpation and Indemnification of Directors and Officers Indemnities

The general common law position that a company can indemnify its directors has been circumscribed in Gibraltar by statutory enactment. Section 231 of the Companies Act imposes certain limits on the extent and scope of indemnification relieving directors of indemnification under Gibraltar law. Section 231(1) prohibits indemnification for liability arising from their own negligence, default, breach of duty or breach of trust. A provision in the articles of a company or a specific contract seeking to provide such indemnification is void. However, it follows that apart from such restrictions, directors can in certain circumstances be indemnified (i.e. for matters not expressly prohibited).

Insurance

Under our Articles, the directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director in respect of any relevant loss. In this paragraph: (a) a “relevant director” means any director or former director of the company or an associated company, (b) a “relevant loss” means any loss or liability which has been or may be incurred by a relevant director in connection with that director’s duties or powers in relation to the company, any associated company or any pension fund or employees’ share scheme of the company or associated company, and (c) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.

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Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, and other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the Securities and Exchange Commission. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.inx.exchange. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the Securities and Exchange Commission. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Senior Management and Directors

Neither our senior management nor our directors received compensation for the year ended December 31, 2017.

Each of our executive officers and senior management have entered into a written management, services, consulting or similar agreement with our Company pursuant to which they will not receive any salary or other fees for services rendered to the Company until the Company raises a specified amount through this offering.

For additional information, see “Business – Material Agreements – Material Service Agreements” and “Business – Material Agreements – Management Agreements with Executive Officers and Senior Management.”

On December 29, 2017, the Company’s board of directors approved a resolution to reserve 417,000 ordinary shares of the Company for the purpose of an Employees Stock Option Plan and future grants to employees and consultants as the board of directors may approve from time to time. As of December 31, 2017, no plan has been adopted and no grants have been made.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the material terms of those transactions with related parties to which we are party to date.

Relationships and Transactions with Directors and Executive Officers

Mr. James Crossley

Transactions Involving the Company’s Securities

Under a Services Agreement, dated March 8, 2018 between Bentley Limited and the Company, Bentley will receive the option to purchase 10,000 INX Tokens per month at the price of $0.01 per Token, subject to a maximum of 60,000 INX Tokens. Such option to purchase INX Tokens shall lapse on the first of the month in which the Company raises $10,000,000 in a public offering of INX Tokens.

Management, Services or Consulting Agreement

Bentley Limited has entered into a written services agreement with our Company, pursuant to which Mr. Crossley provides services to the Company as a member of the Board of Directors. See “Business – Material Agreements – Material Service Agreements”

Mr. Alan Silbert

Transactions Involving the Company’s Securities

Under an Executive Employment Agreement, dated March 7, 2018 between INX Services and Mr. Silbert, the Company shall grant to Mr. Silbert an option to purchase 500,000 INX Tokens at a price of $0.01 per INX Token upon raising at least $5,000,000 in this offering. Such option will expire ninety days from the receipt of the Grant.

Under the Executive Employment Agreement, Mr. Silbert shall receive an option to purchase Ordinary Shares of the Company constituting 3% of the share capital of the Company on a fully diluted basis, at a price per share equal to the fair market value per share upon and subject to the adoption of a Share Ownership and Option Plan by the Company. 25% of the option shares will vest upon each anniversary of Mr. Silbert’s employment with INX Services, such that the options will be fully vested and exercisable upon the 4th anniversary of such employment. Unvested options shall be subject to accelerated vesting upon change of control of the Company.

Management, Services or Consulting Agreement

Mr. Silbert has entered into a written employment agreement with INX Services, Inc. the Company’s wholly owned subsidiary, pursuant to which he provides services to INX Services, Inc. as its Executive Managing Director of U.S. Operations. See “Business – Material Agreements – Management Agreements with Executive Officers and Senior Management”

Mr. Shy Datika

Transactions Involving the Company’s Securities

Under a Share Purchase Agreement, dated September 26, 2017, between the Company and Triple-V (1999) Ltd., a company wholly owned by Mr. Shy Datika, one of our founders, our controlling shareholder and Chief Executive Officer, the Company issued to Triple-V (1999) Ltd. 3,356,666 ordinary shares of the Company, par value of GBP 0.001 (each an “Ordinary Share”), in consideration of $446,875. See “Principal Shareholders”.

Under the Share Purchase Agreement, the Company also issued to Triple-V 9,435,939 INX Tokens at a price of $0.01 per INX Token.

Management, Services or Consulting Agreement

Triple-V (1999) Ltd. has entered into a written services agreement with our Company, pursuant to which Mr. Datika provides services to the Company as shall be determined by our Board of Directors. See “Business – Material Agreements – Material Service Agreements”

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Mr. Oran Mordechai

Management, Services or Consulting Agreement

Insight Finance Ltd. has entered into a written services agreement with our Company, pursuant to which Mr. Mordechai provides services to the Company as its Chief Financial Officer. See “Business – Material Agreements – Material Service Agreements”

Ms. Maia Naor

Transactions Involving the Company’s Securities

Under a Loan Agreement, dated November 27, 2017, between the Company and Ms. Naor, our Chief Operating Officer, the Company borrowed $40,635 from Ms. Naor. The term of the loan is five years, and the outstanding balance shall become due and payable on the five-year anniversary of the Naor Loan Agreement or upon the sooner of an IPO or a Deemed Liquidation Event (as such terms are defined in the Company’s Articles of Association). The interest rate on the principal of the loan is an annual rate of 2% compounded annually (subject to adjustment from time to time by the applicable Income Tax Ordinance).

Pursuant to the Loan Agreement, Ms. Naor is entitled, at any time and at her sole discretion, to convert outstanding principal and interest amounts of the loan agreement into 333,333 Ordinary Shares.

Under the terms of the Loan Agreement, Ms. Naor is also entitled to purchase 937,499 INX Tokens issued by the Company at a price of $0.01 per INX Token.

“Business – Material Agreements – Convertible Loan Agreements”

Management, Services or Consulting Agreement

Ms. Naor has entered into a written services agreement with our Company, pursuant to which she provides services to the Company as its Chief Operating Officer. See “Business – Material Agreements – Management Agreements with Executive Officers and Senior Management”

Mr. Jonathan Azeroual

Transactions Involving the Company’s Securities

Under a Share Purchase Agreement, dated September 27, 2017, between the Company and Mr. Jonathan Azeroual, our Vice President, Blockchain Asset Strategy, the Company issued to Mr. Azeroual 377,500 Ordinary Shares in consideration of GBP 377.50. See “Principal Shareholders”.

Under the Share Purchase Agreement the Company also issued 750,000 INX Tokens to Mr. Azeroual at a price of $0.01 per Token.

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Management, Services or Consulting Agreement

Mr. Azeroual has entered into a written services agreement with our Company, pursuant to which he provides services to the Company as its Vice President, Blockchain Asset Strategy. See “Business – Material Agreements – Management Agreements with Executive Officers and Senior Management”

Agreements with Other Interested Parties

Under the Founders’ Agreement, dated September 26, 2017, between A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of the state of Israel, which is controlled by Mr. Doron Cohen, and Triple-V (1999) Ltd., which agreement has been ratified by our Company, A-Labs entitled to an allocation of 1,120,000 Ordinary Shares. In addition, pursuant to the Founders’ Agreement, A-Labs is entitled to appoint, remove or replace one board member of the Company. See “Business – Material Agreements – Founders’ Agreement.”

Under the Engagement Agreement effective September 26, 2017, as amended on December 14, 2017, December 27, 2017 and December 28, 2017, between the Company and A-Labs Finance and Advisory Ltd., a limited liability company registered under the laws of the state of Israel, the Company granted to A-Labs 4,550,000 INX Tokens in consideration of services provided and to be provided by A-Labs. The grant of INX Tokens is subject to a repurchase option by the Company, under which the Company is entitled to repurchase INX Tokens for $0.01 per Token. The Company’s INX Token repurchase option will lapse immediately after the consummation of an offering of INX Tokens raising not less than $10,000,000 from third parties on or prior to September 26, 2018. See “Business – Material Agreements – Material Service Agreements”

Under a Loan Agreement, dated November 27, 2017, between the Company and Ms. Ayelet Horn, the Company borrowed $37,984 from Ms. Horn. The term of the loan is five years, and the outstanding balance shall become due and payable on the five-year anniversary or upon the sooner of an IPO or a Deemed Liquidation Event (as such terms are defined in the Company’s Articles of Association). The interest rate on the principal of the loan is an annual rate of 2% compounded annually (subject to adjustment from time to time by the applicable Income Tax Ordinance).

Pursuant to the Loan Agreement, Ms. Horn is entitled, at any time and at her sole discretion, to convert outstanding principal and interest amounts of the loan agreement into 311,500 Ordinary Shares.

Under the terms of the Loan Agreement, Ms. Horn purchased 876,562 INX Tokens issued by the Company at a price of $0.01 per INX Token.

Ms. Ayelet Horn is the wife of Mr. Yuval Horn, a senior partner at Horn & Co. Law Offices, Tel Aviv, Israel, which firm is serving as legal counsel for this offering for matters relating to Israeli law.

See “Business – Material Agreements – Convertible Loan Agreements”

Resale Registration

17,626,562 INX Tokens have been issued, and the Company has committed to issue INX Tokens in an amount that is not currently fixed, to directors, executive officers, employees, lenders, service providers and investors (the “Original Token Issuance”). See “Principal Shareholders”. The INX Tokens issued during the Original Token Issuance will not be registered as part of this offering. At such time as we become eligible to file a registration statement on Form F-3, we anticipate filing and seeking the effectiveness of one or more registration statements registering for re-sale the INX Tokens issued as part of the Original Token Issuance.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of April 12, 2018 by:

●	each of our executive officers and directors;

●	each person or entity known by us to beneficially own more than 5% of our outstanding shares; and

●	all of our senior management and directors as a group.

Our major shareholders do not have voting rights that are different from our shareholders in general.

 As of April 12, 2018, 6,685,456 of our ordinary shares are outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days from the date of this registration statement. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of April 12, 2018, 8.10% of our outstanding ordinary shares are held of record by U.S. Persons.

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Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. None of our shareholders has informed us that he, she, or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

5% Shareholders
Yitshak Rafaeli (2)	1,837,886	23.64%
Doron Cohen (3)	1,120,000	16.75%
Meni Benish (4)	1,003,458	13.86%
Eli Alelov (5)	510,329	7.63%
Senior Management and Directors
Shy Datika (1)	3,356,666	50.21%
Oran Mordechai (7)	0	0%
Maia Naor (8)	333,333	4.75%
Jonathan Azeroual (6)	377,500	5.65%
James Crossley (9)	0	0%
Alan Silbert (10)	0	0%
All of the senior management and directors as a group (5 persons)	710,833	10.40%

(1)	Mr. Datika, one of our founders, our controlling shareholder and Chief Executive Officer, holds 3,356,666 ordinary shares of the Company solely through Triple-V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder. The address of Triple-V (1999) Limited is 15 Derech Ha’Ganim St., Kfar-Shmaryahu, Israel.

(2)	Mr. Rafaeli holds 747,632 ordinary shares of the Company and an option to purchase additional 1,090,254 ordinary shares of the Company in accordance with the terms and conditions of the Share Purchase Agreement dated January 11, 2018

(3)	Mr. Cohen holds 1,120,000 ordinary shares of the Company solely through A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of Israel, of which Mr. Cohen is the controlling shareholder. The address of A-Labs Finance and Advisory Ltd. is 4 Weinberg St., Kfar-Saba, Israel.

(4)	Mr. Benish holds 446,538 ordinary shares of the Company and an option to purchase additional 557,010 ordinary shares of the Company in accordance with the terms and conditions of the Share Purchase Agreement dated January 11, 2018.

(5)	Mr. Alelov holds 510,329 ordinary shares of the Company solely through Our Platform LLC, of which Mr. Alelov is the sole member. The address of Our Platform LLC is 799 Tern Point Cir., Boca Raton, Florida 33431.

(6)	Mr. Azeroual is our Vice President, Blockchain Asset Strategy. The address of Mr. Azeroual is 8A Gruzenberg St., Tel-Aviv, Israel.

(7)	The address of Mr. Mordechai is 48 Menachem Begin Road, Tel Aviv, Israel.

(8)	Ms. Naor, our Chief Operating Officer, is entitled, under a convertible loan agreement to convert the loan, at her discretion, to 333,333 ordinary shares of the Company. See “Certain Relationships and Related Party Transactions— Agreements with Directors and Senior Management.” The address of Ms. Naor is 8 Zofar St., Ramat Efal, Israel.

(9)	Mr. Crossley is a director of the Company. The address of Mr. Crossley is Winterpick, Warren Road, Crowborough, Kent, TN6 1QS, United Kingdom.

(10)	Mr. Silbert is a director of the Company. The address of Mr. Silbert is 11810 Grand Park Avenue, #500, N. Bethesda, Maryland 20852. Upon and subject to the adoption of a Share Ownership and Option Plan by the Company, Mr. Silbert shall receive an option to purchase Ordinary Shares of the Company constituting 3% of the share capital of the Company on a fully diluted basis, at a price per share equal to the fair market value per share. See “Business – Material Agreements – Management Agreements with Executive Officers and Senior Management.”

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In addition, the following table sets forth information with respect to the outstanding beneficial ownership of INX Tokens as of April 12, 2018 by :

●	each of our executive officers and directors;

●	each person or entity known by us to beneficially own more than 5% of our outstanding shares; and

●	all of our senior management and directors as a group.

	INX Tokens Beneficially Owned	Percentage of INX Tokens Beneficially Owned

5% Shareholders
Doron Cohen (2)	4,550,000	25.81%
Yitshak Rafaeli (3)	-	-%
Meni Benish (4)	-	-%
Eli Alelov (5)	-	-%
Senior Management and Directors
Shy Datika (1)	9,435,939	53.53%
Oran Mordechai	0	0%
Maia Naor	937,499	5.32%
Jonathan Azeroual	750,000	4.25%
Alan Silbert (6)	0	0%
James Crossley (7)	30,000	0.17%
All of the senior management and directors as a group (5 persons)	1,717,499	9.73%

(1)	Mr. Datika, one of our founders, our controlling shareholder and Chief Executive Officer, holds 9,435,939 INX Tokens solely through Triple-V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder.

(2)	Mr. Cohen holds 4,550,000 INX Tokens solely through A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of Israel, of which Mr. Cohen is the controlling shareholder.

(3)	Mr. Rafaeli holds an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the pre-sale, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(4)	Mr. Benish holds an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the pre-sale, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(5)	Mr. Alelov holds an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the pre-sale, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(6)	Upon the Company raising at least $5,000,000 in the Offering, Mr. Silbert shall be granted an option to purchase 500,000 INX Tokens at a price of $0.01 per Token.
(7)	Mr. Crossley, a director of the Company, is entitled to an option to purchase 10,000 INX Tokens per month from the effective date of the services agreement between Bentley Limited and the Company, until the commencement of the Offering.

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DESCRIPTION OF OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description of our Memorandum and Articles of Association are summaries and do not purport to be complete.

General

On November 27, 2017, the Company was incorporated as a private company limited by shares under the Gibraltar Companies Act. The Company was incorporated under the name “INX Holdings Ltd.” On December 17, 2017 the Company changed its name to its current name, INX Limited. The Company is governed by its Memorandum and Articles of Association and the principal legislation under which it operates is the Gibraltar Companies Act

Share History

Our authorized nominal share capital is GBP 100,000.00 divided into 100,000,000 Ordinary Shares of GBP 0.001 each. Our issued nominal share capital is currently GBP 5,199.999 divided into 5,199,999 ordinary shares of GBP 0.001 each. See “Certain Relationships and Related Party Transactions—Issuances of Securities over the Past Three Years.”

Registration Number and Purposes of the Company

Our purpose includes engaging in any and/or every lawful purpose. Our Gibraltar company number is 116544. Our registered office in Gibraltar is at currently located at 57/63 Line Wall Road, Gibraltar, GX11 1AA, Gibraltar. Our registered agent in Gibraltar is Hassans International Law Firm at 57/63 Line Wall Road Gibraltar GX11 1AA.

Private Company

Notwithstanding the offering of INX Tokens under this prospectus, the company is (and remains) a “private company” within the meaning of the Act, and accordingly the following provisions shall have effect: (a) The company shall not offer any of its shares or debentures to the public for subscription; and (b) The right to transfer shares in the company shall be restricted in the manner hereinafter provided.

Liability of Members

The liability of the members is limited to the amount, if any, unpaid on the shares held.

Dividend and Liquidation Rights

The Company may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Act and our Articles, dividend distributions are recommended by the Board and approved by an ordinary resolution of the shareholders of a Company. The amount of such dividend may not exceed the amount recommended by the directors. Dividends may not be paid otherwise than out of the Company’s distributable reserves.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

With respect to non-exculpation of a director from liability arising out of a prohibited dividend or distribution to shareholders see “Management—Approval of Related Party Transactions—Exculpation, Insurance and Indemnification of Directors and Officers.”

Exchange Controls

There are currently no currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Gibraltar.

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Shareholder Meetings

The Company will call annual general meetings pursuant to the provisions of its articles in accordance with the Companies Act. The Company’s Board may call extraordinary general meetings whenever they see fit in accordance with the provisions of the Companies Act and the articles of association. A meeting of the Company, other than a meeting for the passing of a special resolution, may be called by 7 days’ prior written notice. A meeting of the Company for the passing of a special resolution may be called by giving at least 21 days’ prior written notice and specifying in the notice the resolution that will be proposed as a special resolution.

Subject to the provisions of the Companies Act and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting.

Two members present in person or by proxy shall be a quorum unless there shall at any time be one member in which event such member alone shall have the authority to transact the business of a general meeting and shall do so by written resolution.

Shareholder decisions may also be taken via written consent in lieu of a meeting if such resolution is signed by all members of the company who would be entitled to vote if that resolution were submitted to a general meeting.

Voting Rights

All ordinary shares issued and outstanding have identical voting and other rights in all respects.

Election of Directors

See “Management— Board Composition; Powers, Duties and Responsibilities — Election of Directors; Independent Board Members.”

Vote Requirements

An ordinary resolution of the members (or of a class of members) of the Company means a resolution that is passed by members representing a simple majority (more than 50%) of the total voting rights of the members or, as the case may be, of the class of members. An extraordinary resolution of the members means a resolution that is passed by members representing a majority of not less than 75% of those members at a general meeting of which notice specifying the terms of the resolution and the intention to propose the resolution as an extraordinary resolution has been given.

Registration Rights

None of the ordinary shares of the Company are entitled to registration rights.

See “Certain Relationships and Related Party Transactions—Resale Registration.”

Anti-Takeover Measures

Regulation of Takeovers of Gibraltar Companies

Companies (Cross-Border Mergers) Regulations 2010

We were incorporated in Gibraltar and our business is managed and controlled outside the United States and outside Gibraltar. The Company is governed by Gibraltar legislation which regulates the takeover of Gibraltar registered companies. The Companies (Cross-Border Mergers) Regulations 2010, or the Regulations, transpose Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross border mergers of limited liability companies into the law of Gibraltar. This EC Directive has been incorporated into the laws of other EC member states, including in the United Kingdom by the Companies (Cross-Border Mergers) Regulations 2007. The Regulations in force in Gibraltar, or the Regulations, in effect, mirror those in place in the United Kingdom. These Regulations are designed to facilitate cross-border mergers of limited liability companies and to allow for cross-border merger of national limited liability company with a limited liability company of another Member State. Under the Regulations, a Gibraltar merging company has to make an application to the court to obtain a pre-merger certificate prior to any merger taking place (“Pre Merger Certificate”). In order to obtain such a certificate, the Gibraltar company must provide the court, inter alia, with the following:

●	draft terms of the proposed merger (indicating, inter alia, details for the companies involved, share exchange ratios, effects of the merger on employees, rights or restrictions on shares, articles of association, employee participation rights, assets and liabilities transferred and account dates) (the “Draft Terms”). The Draft Terms must be approved by 75% of the members of the Company.

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●	a directors’ report (indicating, inter alia, the effects of a cross-border merger for members, creditors and employees, legal and economic grounds for the Draft Terms and any material interests of the directors). The report must be delivered to the employees of the company.

●	an independent expert’s report (indicating, inter alia, details of share exchange ratios and valuation difficulties). Employees of the Gibraltar company must be able to inspect and make copies of these documents.

The courts of Gibraltar may make an order approving the completion of a cross-border merger on the joint application of all the merging companies if:

●	an order for a Pre-Merger Certificate (either granted by the courts in Gibraltar or another competent authority in another member state) has been made within 6 months.

●	the Draft Terms presented for acquiring the Pre-Merger Certificate have not been amended.

●	there are appropriate arrangements for employee participation in the transferee company in accordance with part 4 of the Regulations. Such an order will specify the date on which the consequences of the cross-border merger are to have effect. A copy of this order must be provided to the Registrar of Companies of Gibraltar within 7 days of the order if this has been made in Gibraltar or within 14 days if this has been made in another Member State.

The Companies (Cross-Border Mergers) Regulations 2010 only apply to mergers between companies in different member states. More commonly, takeovers of a Gibraltar registered company can also take place via a scheme of arrangement pursuant to the Companies Act.

The Gibraltar Companies Act 2014

The takeover of a Gibraltar registered company can take place via a scheme of arrangement under the Companies Act. The relevant sections of the Companies Act provide, inter alia, that an application must be made to court in order to convene a meeting of members of the Company where such an arrangement can be proposed between a company and its members. Draft terms of the merger as well as other reports and accounting statements would need to be prepared, filed with the Companies Registrar and published prior to such a meeting being convened. At such meeting, at least 75% of the members present in person or by proxy must approve the arrangement in order for a court to thereafter be able to sanction the same. If sanctioned, the court will also order the transfer of undertaking, property and/or liabilities of the transferor company in accordance with the terms of the scheme.

In addition to the above, another mechanism exists under s.208 of the Gibraltar Companies Act 1930 and s.352(A) of the Companies Act (commonly referred to as the “Squeeze Out provisions”) which provides for the situation where a bidder proposes a scheme or contract to takeover the shares of a Gibraltar registered company and certain shareholders do not consent to the proposal. If within four months from making such an proposal more than 90% of shareholders of a target company agree to the terms of such a scheme or contract, then the bidding company may within two months after the expiration of said four months give notice to the dissenting members of the target company that it will acquire the shares and certain shareholders do not consent to the proposal on the same terms of the scheme or contract. A Gibraltar scheme of arrangement, therefore, eliminates the risk that a minority of less than 10% of the target company’s shareholders may resist the transfer of their shares to the bidder. It should be noted, however, that such a scheme can be subject to the sanction of the court as any dissenting members may apply to court for an order seeking relief from such a scheme or contract.

Financial Services (Takeover Bids) Act 2006

The Financial Services (Takeover Bids) Act 2006 (the “FSTBA”) partially transposes Directive 2004/25/EC of the European Parliament on takeover bids. The FSTBA provides for a competent authority in Gibraltar to be responsible for supervising takeover bids. As presently enacted, however, section 4(2) of the FSTBA only provides for shared jurisdiction in supervising takeover bids (between the Gibraltar competent authority and the competent authority of the regulated market) in circumstances where companies have their registered offices elsewhere in EEA States outside Gibraltar and where the shares in such company are admitted to trading on a regulated market in Gibraltar. However, Gibraltar does not, as yet, have a regulated market. While Gibraltar has appointed a competent Gibraltar authority, it has not yet established the necessary Gibraltar rules (similar to the City Code) which would apply in the circumstances. Accordingly, there is no provision for shared jurisdiction in respect of companies which have their registered office in Gibraltar and whose shares are admitted to trading on a regulated market in one or more EEA States. The position of a Gibraltar company having its shares listed on a recognized stock exchange in an EEA State for the purposes of the Directive 2004/25/EC would not therefore be covered by Gibraltar legislative provisions. The Government of Gibraltar has previously confirmed that Article 4(2)(b) of the Directive 2004/25/EC will be fully transposed in due course but they have not provided timeframe for doing so. Moreover, the UK’s City Code on Takeovers and Mergers makes no reference to Gibraltar whatsoever and does not contain the equivalent of section 23 of the Financial Services (Takeover Bids) Act 2006 (which specifically provides for the arrangements between the United Kingdom and Gibraltar).

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Borrowing Powers

Pursuant to the Companies Act and the Articles, the Board may exercise all powers and take all actions that are not required under law or under the Articles to be exercised or taken by the Company’s shareholders, including the power to borrow money for company purposes.

Changes in Capital / Alteration of Capital

The Company’s Articles enable it to increase or reduce share capital. Any such changes are subject to applicable laws and legal process. Transactions that have the effect of reducing capital require sanction from the court.

The Company may by special resolution in a general meeting:

●	increase its share capital by authorizing new shares of such value and of such class as it thinks expedient;

●	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

●	re-classify all or any of its share capital;

●	convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

●	subdivide any of its shares into shares of smaller amount than is fixed by its constitution (ensuring that in the sub-division the proportion of the amount paid and unpaid on each reduced share shall be the same as the share from which the reduced shares are derived);

●	cancel shares which have not, at the date of the passing of the resolution, been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount so cancelled. A cancellation of shares in pursuance of the aforementioned shall not be deemed to be a reduction of share capital within the meaning of the Companies Act.

Reduction of Share Capital & Reduction of Share Premium Account

We would be required to make an application to the Registrar of the Court for an order to reduce the amount standing to the credit of the share premium account or to reduce the share capital of the company. The process normally takes between 2-3 months as from the date that the applications are filed. The following relevant steps must to be followed:

(i) The directors of the company hold a meeting to pass resolutions to (i) convene an EGM of the shareholders in connection with a reduction of the amount standing to the credit of the share premium account (the “Reduction”) and, ii) resolve to do all things necessary to effect the Reduction once approved by the Shareholder by way of special resolution;

(ii) Shareholder’s special resolutions are passed by the Shareholder approving the Reduction;

(iii) A petition is made to the Registrar of the Court for an order confirming the Reduction;

(iv) The Registrar of the Court settles a list of creditors of the company entitled to object to the Reduction having ascertained the creditors’ names and the nature and extent of their claims against the company – please note that every creditor of the company is entitled to object to the Reduction;

(v) The Registrar of the Court shall make the necessary publications of the petition giving creditors of the company the right to object to the Reduction;

(vi) The Registrar of the Court makes the order confirming the Reduction on such terms and conditions as he thinks fit (the “Order”) – The Registrar of the Court may require that the words “and reduced” be added to the name of the company for a specified period;

(vii) The Order and a minute approved by the Registrar of the Court are to be delivered to the Companies Registrar for registration – the Reduction takes effect on registration of such documents by the Companies Registrar.

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DESCRIPTION OF INX TOKENS

The following is a summary of the material provisions of the INX Tokens.

Technical Features of the INX Token

The INX Token is an ERC20 compliant Token issued on the Ethereum blockchain. The source code for the Ethereum smart contract creating the INX Token is publicly viewable at the following address:

https://etherscan.io/address/0xf99cb18c46974d0df384bbdccbbe9537f7310496#readContract.

Material features of the INX Token included in the source code are the following:

●	The smart contract creating the INX Token was created on January 9, 2018.

●	The smart contract provides that a total supply of 200,000,000 INX Tokens can be created.

●	Based on the limits of the smart contract code, the INX Token can be divided into fractional units of 1 × 10^-18.

The 200,000,000 limit on the number of INX Tokens is an inherent limit built into the code of the INX Token. All 200,000,000 INX Tokens have been created. Notwithstanding the technical limits of the INX Token, the Company intends to limit the purchase, sale and transfer of fractional divisions of INX Tokens to five decimal places (0.00001).

Other rights of INX Token holders and uses of the INX Tokens on the INX Exchange are not defined by attributes of the INX Token source code, but are either contractual rights determined by the INX Token Purchase Agreement (as defined below) as agreed to by the Company and purchasers of the INX Tokens or they are terms and conditions as determined by the INX Exchange in its sole discretion.

INX Limited plans to engage a third party service provider to perform an audit of the functionality and security of the INX Token.

The INX Token Blockchain

The INX Token distributed ledger will serve as the register of INX Token ownership and will be initially maintained by the Company. Upon the issuance of INX Tokens or periodically after trades of the INX Tokens on the INX Exchange, INX Services will record changes in ownership of INX Tokens as data embedded into the Ethereum blockchain.

Once operational, INX Services will receive all trade requests on the INX Exchange, confirm trades, verify transactions, and update the INX Token Blockchain to reflect changes in INX Token ownership.

Ownership published in the INX Token distributed ledger will be visible to the public in its encrypted and anonymized form. The Company will utilize software that automatically decrypts and reads the anonymized data embedded in the distributed ledger. Information regarding individual holdings and other trade information will be shared with each investor via their accounts with the INX Exchange. Once the INX Exchange is operational, this information will be made available to the public via the INX Exchange website. INX Token holders will be able to view additional information regarding their INX Tokens via their online account on the INX Exchange.

INX Token Distributed Ledger

The INX Token is ERC20 compliant and utilizes the Ethereum blockchain as its distributed ledger.  The INX Token ledger serves the following two functions:

1.	It is the holding repository of the INX Tokens;

2.	It is a decentralized and public registry of INX Tokens ownership (the “INX Registry”).

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The INX Registry function of the distributed ledger is intended to provide the solution against anonymous ownership of INX Tokens. The key principles of the INX Registry are that it will:

1.	be native to the Ethereum Blockchain ecosystem under the ERC20 protocol;

2.	provide current and historical records of ownership and transfer;

3.	collect and maintain sufficient information such that regulators may perform audit functions on the INX Tokens; and

4.	establish and maintain, through the entire life cycle of an INX Token, the same regulatory integrity with complete transparency and control over ownership, transfers and tracking.

Upon the issuance of INX Tokens, the ownership of such INX Tokens will be recorded as data embedded into the Ethereum blockchain. Ownership identifiers as published in the INX Registry will be encrypted and anonymized.

The INX Registry will hold information regarding the ultimate beneficial ownership of each INX Token as well as historical data regarding ownership and transfers of ownership with direct reference to the beneficial owners’ KYC/AML records. The only way to transfer of ownership of INX Tokens will be through the change of ownership recorded on the INX Registry. This is intended to ensure that no transaction or trade or transfer of INX Tokens goes without monitoring, record keeping and compliance with KYC/AML requirements.

Embedding ownership data into the Ethereum blockchain allows the Company to take advantage of the direct benefits offered by the technological nature of blockchain:

1.	All such ownership information will be tamper proof;

2.	All ownership information will be publicly available;

3.	The INX Registry can be audited by providing a special auditor key;

4.	The INX Registry, and subsequently the INX Tokens, can be migrated to future developments of the Ethereum blockchain

Investors will be able to view and validate their personal INX Tokens balance via a Purchasing Account or via a public view of the INX Registry using Ethereum-based viewers.

In all circumstances, the Company (and later INX Services Inc. which will be a licensed Broker Dealer and ATS operator) will have sole control over the INX Registry and the recording of ownership of the INX Tokens. The Company will generate keys as necessary to record transactions on the INX Registry. Those keys will be stored with the Company and will be used under the Company’s supervision to authenticate purchases (and subsequent trades) of the INX Tokens.

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KYC/AML Requirements

The INX Token Purchase Agreement will include an affirmative covenant that holders of INX Tokens comply with all KYC/ AML procedures. A violation of such provision will void any rights such holder has in connection with ownership of the INX Token.

The Company intends that the INX Tokens will be available for purchase and trading exclusively on the INX Exchange and through an account with the INX Exchange. Once our offering of INX Tokens receives the requisite regulatory approvals, the Company will make available a web-based portal where potential investors may apply for an online account used exclusively for the purchase of INX Tokens.

All potential investors seeking to purchase INX Tokens through this offering must complete all KYC/AML procedures and other credential requirements prior to opening an account for purchase of the INX Tokens. The onboarding process for creating an account will be conducted in the same manner and use the same KYC/AML procedures and other credential requirements applicable when onboarding customers to an online brokerage account.

For potential investors who do not participate in this offering, they will be able to purchase INX Tokens through an online account with the INX Exchange once the platform has been developed. The onboarding process for creating a new account with the INX Exchange will also be conducted in compliance with KYC/AML procedures and other credential requirements. Any investor that does not comply with the Company’s KYC/ AML requirements will be denied access to an INX Exchange account and therefore they will not be able to purchase or trade in INX Tokens.

Participation Right in Adjusted Operating Cash Flow

INX Token holders are not entitled to any dividend and/or other distribution rights, other than as described below.

Subject to the conditions described herein, on April 30 of each calendar year, each INX Token held by parties, other than the Company, shall entitle its holder to receive a pro rata portion, based on the number of INX Tokens held by parties other than the Company as of March 31 of such year, of an aggregate amount which equals 20% of our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes during the prior calendar year and excluding any cash proceeds from an Initial Sale by the Company of an INX Token, regardless of whether the Initial Sale occurs during this offering or at some time after this offering is completed (the “Adjusted Operating Cash Flow”). An “Initial Sale” refers to the sale of a specifically INX Token and means the first transfer of the respective INX Token by the Company to an initial purchaser.

“Adjusted Operating Cash Flow” of our Company, will be calculated based on the amounts reflected in the consolidated statement of cash flow of our Company that is included in the audited consolidated financial statements of our Company and its subsidiaries as of December 31of the year preceding the year of distribution. For purposes of the calculation of the amount of the distribution, cash flow from the sale and purchase of blockchain assets, including cash flow from the sale and purchase of the INX Token (excluding cash proceeds from an Initial Sale), will be included as cash flow from operating activities regardless of their classification in the consolidated statement of cash flow of our Company.

The company intends that distributions will be credited to INX Token holders’ accounts on the INX Exchange. These credits will be divisible and rounded down to five decimal places (one-thousandth of a cent) and holders will be credited from the first dollar that is distributed. INX Token holders will not be able to withdraw funds from their INX Exchange account unless the amount withdrawn exceeds applicable withdrawal fees. There is no solvency condition regarding the distribution.

Payments to INX Token Holders upon Liquidation

If the operations of the INX Exchange are discontinued and the Company is liquidated, after any payments required by applicable law, a then-current INX Token holder (not INX Services) as identified by the INX Token Registry will be entitled to a payment from the Company’s remaining funds together (pari passu) with the Company’s other unsecured creditors, prior to any distributions being made to the Company’s shareholders. For the avoidance of doubt, INX Tokens held by INX Services will not participate in any payments upon liquidation of the Company.

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Uses of the INX Token on the INX Exchange

The Token may be used or exercised as a form of payment for transaction fees on the INX Exchange.  In addition, the INX Token may also be used or exercised as a portion of the collateral deposited with the INX Exchange for short positions.

From time to time, the Company or the INX Exchange may offer discounts for the use of INX Tokens as payment for exchange transaction fees or as collateral deposited with the INX Exchange for short positions. Such discounts are promotional incentives are governed by the terms and conditions for use of the INX Exchange and are not rights granted to the holders of INX Tokens through the INX Token Purchase Agreement or otherwise. The value and percentage of any such discount shall be subject to change at the sole discretion of the INX Exchange, with reasonable notice to INX Token holders and participants on the INX Exchange.

Capital Reserve and Liquidity Fund; INX Tokens Reserved for Employee Issuances; Reissuances of INX Tokens

INX Tokens will be used by the Company to establish a capital reserve and liquidity fund. Once we are eligible to sell or resell additional INX Tokens, this fund of INX Tokens will provide additional liquidity for the INX Exchange to cover shortfalls in transactions, thereby introducing an important, additional layer of comfort for investors, traders and clients.

 The fund will initially be comprised of 35 million INX Tokens. The Company plans to contribute to the fund additional INX Tokens equal to 20% of the INX Tokens that are received by the Company as payment for transaction fees, up to an additional 65 million INX Tokens until the fund reaches a maximum of 100 million INX Tokens. The INX Tokens included in the fund will only be sold when the proceeds of such a sale would be needed to cover the Company’s losses in hedging transactions, there is a default on payment and there is a claim to the fund.

 17,373,438 INX Tokens have been reserved for future sales and issuances to employees, directors, advisors and early investors in the Company upon terms to be determined and approved by the Company’s Board of Directors.

The remaining INX Tokens received by the Company as payment for transaction fees will be held by the Company, and may be resold by the Company in subsequent offerings for financing and other purposes, in compliance with applicable securities laws.

Voting Rights

No voting rights are attached to the INX Tokens. Each INX Token holder will have no right to vote, or otherwise participate in our general meeting of our shareholders. A Token holder will possess none of the rights that a common shareholder would be ordinarily be entitled to as holder of common shares of the Company.

In addition, INX Token holders will not participate in, or benefit from significant corporate transactions in which the company is a party, such as mergers, a sale of the Company, or sale of the Company’s assets.

INX Token Purchase Agreement; Enforcement of INX Token Holders’ Rights

The INX Token Purchase Agreement, to which all initial purchasers of INX Tokens in the Offering will become a party, sets forth the rights of each INX Token holder with regard to the INX Tokens held by such holder (the “INX Token Purchase Agreement”). Subject to compliance with all KYC/AML requirements and the opening of an account, each subsequent purchaser of INX Tokens will be entitled to the rights set forth in the INX Token Purchase Agreement.

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In addition to rights and remedies available to all purchasers of INX Tokens in this offering under applicable securities laws, each purchaser can enforce its rights under the INX Token Purchase Agreement by bringing a claim of breach of contract against the Company. The ability to pursue a claim for breach of contract is available to purchasers in this offering, and to subsequent purchasers of INX Tokens, as a means to enforce the following covenants available to them under the INX Token Purchase Agreement: (i) pro rata participation in distributions of our Adjusted Operating Cash Flow; (ii) timely delivery of such distributions; (iii) use of the INX Token as a form of payment for transaction fees on the INX Exchange; (iv) use of the INX Token as a portion of the collateral deposited with the INX Exchange for short positions; and (v) liquidation rights, together with the Company’s other unsecured creditors, to the Company’s funds upon a liquidation. The Company intends to disclaim liability other than liability arising from the Company’s gross negligence or malfeasance.

The descriptions in this prospectus of the rights accruing to holders of INX Tokens are qualified in their entirety by reference to the full text of the INX Token Purchase Agreement, which is attached as Exhibit 4.1 hereto, and is incorporated herein by reference.

Trading and Secondary Market for INX Tokens

The Purchasing Account will not allow for trading or otherwise disposing of ownership of the INX Tokens. Trading of the INX Token on the INX Exchange will be made available after the INX Exchange has been launched and purchasers have opened an online account on the INX Exchange (a “Trading Account”). Thus, investors purchasing the INX Tokens in the Offering may be required to hold purchased INX Tokens until the INX Exchange has obtained all required regulatory licenses for its lawful operation.

INX Services, Inc., a wholly-owned subsidiary which we intend to register as a broker-dealer and as an alternative trading system (“INX Services”), will operate the INX Exchange trading system, consisting of the Company’s proprietary software and servers that connects with a user interface comprising the Trading Account. Customers will be able to initiate trades out of their Trading Account after supplying login credentials.

Upon the initiation of the INX Exchange, Purchasing Accounts and account balances will be credited to the balance of new Trading Accounts.

For potential investors who did not create a Purchasing Account, the onboarding process for creating a new Trading Account will be similar to the process for creating a Purchasing Account in that it will also be conducted in compliance with KYC/AML procedures and other credential requirements. An investor’s request to create a Trading Account will be rejected if the investor does not comply with the Company’s KYC/ AML requirements. All Purchasing Accounts and Trading Accounts will reflect the individual investor balances from the INX Registry and will therefore always offer the correct and most up to date balance of INX Tokens.

The Company plans to streamline the clearance and settlement process for securities trades. The Company intends that INX Services will be a self-clearing broker-dealer, which is not required to register as a clearing agency. Upon the allocation of new INX Tokens or periodically after trades of INX Tokens on the INX Exchange, INX Services will record changes in ownership of INX Tokens in the INX Registry. As such, the Company will act as its own transfer agent.

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TOKENS ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have outstanding 147,626,562 Tokens. All INX Tokens issued in this offering will be freely transferable without restriction or further registration under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144. INX Tokens purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 described below.

 All INX Tokens held by Token holders prior to the effectiveness of the registration statement of which this prospectus is a part will remain restricted from sale in the public market and may only be transferred after a registration of such holder’s INX Tokens or pursuant to a transfer that is exempt from the registration requirements.

Original Token Issuance

As part of the Original Token Issuance, 17,626,562 INX Tokens have been issued, and the Company has committed to issue INX Tokens in an amount that is not currently fixed, to directors, executive officers, employees, lenders, service providers and investors. The Original Token Issuance was conducted pursuant to exemptions from registration under the Securities Act, in accordance with Regulation S and Rule 506(b) of Regulation D, each rule promulgated under the Securities Act. All of the purchasers of the INX Tokens were non-U.S. Persons, as such term is used in Regulation S, or U.S. Persons who are “accredited investors” as such term is defined in Regulation D. With respect to the sales made to non-U.S. Persons (i) such sales were made in Offshore transactions (as such term is defined in Rule 902), (ii) no Directed Selling Efforts (as such term is defined in Rule 902) were made, and (iii) the conditions set forth in Rule 903(b)(1)(i) was satisfied. The balance of currently outstanding INX Tokens issued to U.S. Persons were issued pursuant to Rule 506(b) to accredited investors.

Resale Registration

At such time as we become eligible to file a registration statement on Form F-3, we anticipate filing and seeking the effectiveness of one or more registration statements registering for re-sale the INX Tokens issued as part of the Original Token Issuance, as well as the issuance by the Company from time to time of (i) Tokens created but not previously issued, and (ii) INX Tokens which may be received by the Company as payment for transaction fees on the INX Exchange.

The following are summaries of safe harbors pursuant to which a transfer of the INX Tokens may be exempt from federal registration requirements:

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register INX Tokens reserved for future sales and issuances to applicable employees and advisors of the Company upon terms to be determined and approved by the Company’s Board of Directors. This Form S-8 registration statement is expected to become effective immediately upon filing, and INX Tokens covered by that registration statement will then be eligible for issuance to such recipients, and resale by such recipients in the public markets, subject to:

●	the Rule 144 limitations applicable to affiliates;

●	the expiration of the applicable lock-up periods; and

●	vesting restrictions imposed by us.

Rule 144

In general, under Rule 144 of the Securities Act (as in effect on the date of this prospectus), beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up agreements described below within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding Tokens immediately after this offering, or the average weekly trading volume of INX Tokens during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice, and availability of current public information about us.

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Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this prospectus, each of our employees, consultants or advisors who acquires INX Tokens from us in connection with a compensatory share plan or other written agreement executed prior to the closing of this offering is eligible to resell such Tokens in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, Tokens acquired by employees, consultants and advisors remain subject to lock-up arrangements described below and would only become eligible for sale when the lock-up period expires or is waived.

Regulation S

Regulation S provides generally that securities owned by any person may be sold without registration in the United States, provided that such sales are made in offshore transactions and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions.

Lock-up Agreements

As part of the Original Token Issuance, 17,626,562 INX Tokens have been issued, and the Company has committed to issue INX Tokens in an amount that is not currently fixed, to directors, executive officers, employees, lenders, service providers and investors. These INX Token holders have entered into and will be subject to lock-up agreements that restrict such holder’s ability to sell or transfer their INX Tokens. The lock-up agreements entered into between the Company and Ms. Ayelet Horn and between the Company and Mr. Yaniv Segev provide for a restricted period of 180 days following the effective date of this prospectus. The lock-up agreements entered into between the Company and the other holders of Original Issuance Tokens provide for a restricted period of one year following the effective date of this prospectus. See “Certain Relationships and Related Party Transactions—Resale Registration.”

Capital Reserve and Liquidity Fund and Other Sales of INX Tokens

INX Tokens will be used by the Company to establish a capital reserve and liquidity fund. Once we are eligible to sell or resell additional INX Tokens, this fund of INX Tokens will provide additional liquidity for the INX Exchange to cover shortfalls in transactions, thereby introducing an important, additional layer of comfort for investors, traders and clients.

The fund will initially be comprised of 35 million INX Tokens and 20% of the INX Tokens received by the Company as payment for transaction fees up, to an additional 65 million INX Tokens, until the fund reaches a maximum of 100 million INX Tokens. The INX Tokens included in the fund will only be sold when the proceeds of such a sale would be needed to cover the Company’s losses in hedging transactions, there is a default on payment and there is a claim to the fund. See “Description of INX Tokens - Capital Reserve and Liquidity Fund; INX Tokens Reserved for Employee Issuances; Reissuances of INX Tokens”

The remaining INX Tokens received by the Company as payment for transaction fees will be held by the Company, and may be resold by the Company in subsequent offerings for financing and other purposes.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion, in summary form, of certain United States federal income tax consequences relating to the acquisition, ownership and disposition of Tokens. This summary does not attempt to present all aspects of the United States federal income tax laws or any state, local or foreign laws that may affect an interest in Tokens. Financial institutions, insurance companies, tax-exempt entities, purchasers subject to the alternative minimum tax and other purchasers of special status must consult with their own professional tax advisors regarding a prospective investment in INX Tokens. This summary is by nature general in nature and should not be construed as tax advice to any prospective purchaser. No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) and no assurance can be given that the IRS will agree with the tax consequences described in this summary. The following discussion assumes that each prospective Purchaser will acquire Tokens as a capital asset (generally, property held for investment). This description is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. The following discussion is limited to prospective purchasers who are “United States Persons” within the meaning of the Code. Each prospective purchaser should consult with its own tax adviser in order to fully understand the United States federal, state, local and foreign income tax consequences of purchasing an interest in Tokens. No formal or legal tax advice is hereby given to any prospective purchaser, and no prospective purchaser may rely on the Company’s statements regarding the anticipated tax consequences of participating in this Offering or purchasing, holding and disposing of Tokens.

Transactions involving Tokens are relatively new and it is more than likely that the IRS will issue guidance, possibly with retroactive effect, impacting the taxation of participating in this offering and the purchase, ownership and disposition of Tokens. Such future tax guidance from the IRS (or guidance resulting from future judicial decisions) could negatively impact purchasers of Tokens.

Character of Tokens

There are no regulations, published rulings or judicial decisions involving the characterization for US federal income tax purposes of instruments with substantially the same terms as the INX Tokens.  It is also unclear what guidance on the characterization and treatment of tokens for U.S. federal income tax purposes may be issued in the future.  Thus, the characterization and treatment of INX Tokens for U.S. federal income tax purposes is uncertain.

The IRS has ruled on the tax treatment of virtual currencies. In Notice 2014-21, the IRS held that digital currencies (i) are “property” that is not currency for US federal income tax purposes and (ii) may be held as a capital asset.   The Notice does not address other aspects of the U.S. federal income tax treatment of tokens, including the tax characterization of tokens which possess non-currency rights or powers (so called “utility” tokens) or tokens which provide a share of profits to holders.

Moreover, there is no authority on the circumstances in which profit-sharing tokens such as INX Tokens may be treated as equity in the Company for U.S. federal income tax purposes.   It should be expected, however, that the IRS or a court would determine the characterization on tokens based on a consideration and weighing of the characteristics of these instruments.  Based on the characteristics of the INX Tokens, the Company intends to treat the INX Tokens as property that is not an equity interest in the Company for US federal income tax purposes.  This treatment is supported by the following characteristics:(i) distribution rights on the INX Tokens are (a) based on annual net cash flow from operating activities rather than earnings and profits of the Company and (b) entitlements pursuant to the terms of the INX tokens without any action to declare a payment (distribution) required by Company’s board of directors, (ii) no participation rights in residual property of the Company on liquidation along with common equity and no specified liquidation preference typical with preferred equity and (iii) no voting rights.

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Other characterizations of the INX Tokens are possible, including the possibility characterization as equity of the Company.  If INX Tokens were characterized as equity interests in the Company for U.S. federal income purposes, U.S. holders of INX Tokens would be subject additional tax consequences and related reporting considerations applicable to holders of stock in a foreign company, including the possible application of rules relating to passive foreign investment companies (or “PFICs”) and controlled foreign corporations (“CFCs”).  The summary below assumes that INX Tokens will not constitute an equity interest in the Company for U.S. federal income tax purposes.

Potential purchasers are strongly advised to consult their own tax advisors as to the US federal income tax characterization of the INX Tokens and the consequences to them of the various alternative characterizations.

Treatment of Token Sales. The issuance of Tokens to a purchaser will be treated as a taxable sale of property by the Company to the purchaser. A purchaser should not be taxed upon the acquisition of Tokens. A purchaser should generally have a tax basis for U.S. federal income tax purposes in INX Tokens it acquires from the Company equal to the value of the purchase price paid by such purchaser for INX Tokens. The purchaser’s holding period in INX Tokens should begin on the day INX Tokens are issued to the purchaser.

Disposition of Tokens. A Token holder who sells, exchanges, or otherwise disposes of Tokens for cash or other property (including pursuant to an exchange of such Tokens for other convertible virtual currency) should, pursuant to Internal Revenue Service Notice 2014-21, recognize capital gain or loss in an amount equal to the difference between the fair market value of the property received in exchange for such Tokens and the purchaser’s adjusted tax basis in INX Tokens. This capital gain may be long term if the purchaser has held his Tokens for more than one year prior to disposition. Preferential tax rates for long term capital gain will generally apply to non-corporate U.S. Holders. Any gain or loss realized by a U.S. Holder on the sale, exchange, or other disposition of Tokens should generally be treated as from sources within the United States for U.S. foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Treatment of Profit-Share Distributions. U.S. Holders of Tokens are required to include in gross income the amount of any distribution paid with respect to their Tokens. The source of distributions paid in respect of INX Tokens for U.S. foreign tax credit purposes is not clear.

EACH PURCHASER SHOULD SEEK, AND MUST DEPEND UPON, THE ADVICE OF HIS OR HER TAX ADVISOR WITH RESPECT TO THEIR PURCHASE OWNERSHIP AND DISPOSITION OF TOKENS, AND EACH PURCHASER IS RESPONSIBLE FOR THE FEES OF SUCH ADVISOR. NOTHING IN THIS PROSPECTUS IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO A PURCHASER. PURCHASERS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY THE COMPANY AND THAT CHANGES TO THE INTERNAL REVENUE CODE OR THE REGULATIONS OR RULINGS THEREUNDER OR COURT DECISIONS AFTER THE DATE OF THIS MEMORANDUM MAY CHANGE THE ANTICIPATED TAX TREATMENT TO A PURCHASER. THE COMPANY WILL NOT OBTAIN ANY RULING FROM THE INTERNAL REVENUE SERVICE WITH REGARD TO THE TAX CONSEQUENCES OF PURCHASES OF TOKENS.

THE TAX TREATMENT OF INX TOKENS IS UNCERTAIN AND THERE MAY BE ADVERSE TAX CONSEQUENCES FOR PURCHASERS UPON CERTAIN FUTURE EVENTS. A PURCHASE OF TOKENS MAY RESULT IN ADVERSE TAX CONSEQUENCES TO PURCHASERS, INCLUDING WITHHOLDING TAXES, INCOME TAXES AND TAX REPORTING REQUIREMENTS. EACH PURCHASER SHOULD CONSULT WITH AND MUST RELY UPON THE ADVICE OF ITS OWN PROFESSIONAL TAX ADVISORS WITH RESPECT TO THE UNITED STATES TAX TREATMENT OF TOKENS.

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PLAN OF DISTRIBUTION

INX Tokens offered by this prospectus may be sold from time to time by our officers and directors directly to one or more purchasers. Our officers and directors will not receive any direct compensation for sales of INX Tokens. The Company reserves the right to reject, in whole or in part, any subscriptions for Tokens made in this offering, in our discretion.

Onboarding and Requests to Purchase INX Tokens

Once our offering of INX Tokens receives the requisite regulatory approvals, the Company will make available a web-based portal where potential investors may apply for an online account used exclusively for the purchase of INX Tokens (a “Purchasing Account”). The onboarding process for creating a Purchasing Account will be conducted in the same manner and use the same KYC/AML procedures and other credential requirements applicable when onboarding customers to an online brokerage account. We anticipate that the process for onboarding and creating a Purchasing Account will take up to 30 days. An investor’s request to create a Purchasing Account and purchase INX Tokens will be rejected if the investor does not comply with the Company’s KYC/ AML procedures.

Upon completion of the KYC/ AML procedures, Company approval of the customer and creation of a Purchasing Account, a potential investor may place an order for a certain quantity of INX Tokens by executing the INX Token Purchase Agreement and submitting an executed agreement and payment of the corresponding purchase price. The INX Token Purchase Agreement sets forth the rights of each INX Token holder with regard to the INX Tokens held by such holder. We have included a form of the INX Token Purchase Agreement as an exhibit to Amendment No. 1.

The funds submitted as payment for the INX Tokens will be deposited in the Company’s segregated bank account specifically established for this Offering (the “Investor Account”). Once the investor’s INX Token Purchase Agreement has been reviewed by the Company and deemed complete and the funds are received and accepted in the Investor Account, the investor and the Company will be committed, subject to the terms of the INX Token Purchase Agreement, to the purchase and sale of INX Tokens in the quantity as indicated by the investor in the INX Token Purchase Agreement. The investor will not be able to withdraw the funds except as provided in the INX Token Purchase Agreement. If an investor’s request to purchase INX Tokens is rejected for any reason, any funds submitted by such investor will be returned without interest or deduction.

Minimum Offering Requirement and Closing

The Company will not sell and will not transfer any INX Tokens until the proceeds from committed purchases of the INX Tokens exceeds $5,000,000, which the Company has set as a minimum offering requirement for this Offering. Pending satisfaction of the minimum offering requirement, all subscription payments will be held in the Investor Account. If the Company does not meet the minimum offering requirement within one year from the effective date of the Form F-1 (or such shorter period as may be determined by the Company in its sole discretion), the Company will promptly return all funds in the Investor Account without interest thereon or deduction therefrom, and the Company will terminate this Offering.

If the Company meets the minimum offering requirement, then the Company will conduct a closing of the committed purchases. The Company will credit each investor’s Purchasing Account with the quantity of INX Tokens as indicated in such investor’s INX Token Purchase Agreement. Funds in the Investor Account will be transferred to the Company’s operating account to fund the Company’s operations. Once the Company meets the minimum offering requirement, then the Company will conduct closings of committed purchases from time to time throughout the period of this offering. Funds from such purchases will be made immediately available to fund the Company’s operations. We will act as our own transfer agent.

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Offering Period

We expect to commence the sale of INX Tokens within two days following the date on which this registration statement becomes effective.

If we meet the minimum offering requirement we will continue our public offering that will terminate upon the earliest to occur of: (i) the sale of all of the 130,000,000 INX Tokens being offered, (ii) 365 days after this registration statement is declared effective, or (iii) such shorter period as may be determined by the Company in its sole discretion.

Selling Agents and Expenses

We have entered into an agreement with A-Labs Finance and Advisory Ltd. pursuant to which A-Labs will promote this offering to non-U.S. persons only. A-Labs is not entitled to any sales royalties, commissions or other consideration in connection with the contemplated offering to US Persons other than the fixed fees set forth in the A-Labs Agreement. A-Labs shall be entitled to a contingent cash payment for the sale of INX Tokens to non-U.S. Persons only equal to: 10% of the first $30 million (up to $3 million) in ICO Proceeds (as defined in the A-Labs Engagement Agreement); 5% of the next $70 million (up to $3.5 million) in ICO Proceeds; 6% of the next $100 million (up to $6 million) in ICO Proceeds; and 7.5% of ICO Proceeds in excess of $200 million.

In addition, we reserve the right to engage broker-dealers registered under Section 15 of the Exchange Act who are FINRA members to participate in the offer and sale of our INX Tokens and to pay to such broker-dealers cash commissions of up to 7% of the gross proceeds from the sales of Tokens placed them.

Registration of INX Tokens Sold in Original Token Issuance

Holders of INX Tokens purchased in the Original Token Issuance will enter into and will be subject to lock-up agreements that restrict their ability to sell or transfer their Tokens. The lock-up agreements entered into between the Company and Ms. Ayelet Horn and between the Company and Mr. Yaniv Segev provide for a restricted period of 180 days following the effective date of this prospectus. The lock-up agreements entered into between the Company and the other INX Token holders provide for a restricted period of one year following the effective date of this prospectus. See “Certain Relationships and Related Party Transactions—Issuances of Securities over the Past Three Years.”

In addition, at such time as we become eligible to file a registration statement on Form F-3, we anticipate filing and seeking the effectiveness of one or more registration statements registering for re-sale the INX Tokens issued as part of the Original Token Issuance, as well as the issuance by the Company from time to time of (i) INX Tokens created but not sold in this Offering, and (ii) INX Tokens which may be received by the Company as payment for transaction fees on the INX Exchange. See “Certain Relationships and Related Party Transactions—Resale Registration.”

We intend to file a registration statement on Form S-8 under the Securities Act to register INX Tokens reserved for future sales and issuances to applicable employees and advisors of the Company upon terms to be determined and approved by the Company’s Board of Directors. This Form S-8 registration statement is expected to become effective immediately upon filing, and INX Tokens covered by that registration statement will then be eligible for issuance to such recipients, and resale by such recipients in the public markets, subject to the Rule 144 limitations applicable to affiliates; the expiration of the applicable lock-up periods; and vesting restrictions imposed by us.

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INX Tokens used on the INX Exchange as payment for transaction fees and INX Tokens not previously issued by the Company will be held by the Company until they can be resold back to the public in additional offerings under an appropriate registered offering or pursuant to a transfer that is exempt from the registration requirements.

We will pay the registration expenses, other than applicable underwriting discounts and commissions, of INX Tokens registered on a registration statement on Form F-1 or Form F-3, as appropriate.

State Blue Sky Information

We intend to submit filings to qualify this offering and sales to retail investors in various states as may be required under applicable State Blue Sky laws. We intend to submit filings to qualify INX Tokens for secondary trading in such states as determined by our management.

If we fail to comply with state securities laws where our securities are sold, we may be subject to fines and other regulatory actions against us. We intend to take the steps necessary to help insure that offers and sales in this offering are in compliance with State Blue Sky laws, provided, however, there can be no assurance that we will be able to achieve such compliance in all instances, or avoid fines or other regulatory actions if we are not in compliance.

Notices to Non-U.S. Investors

Other than in the United States, no action has been taken by us that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 24 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan). The securities may not be offered or sold directly or indirectly in the People’s Republic of China to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg, and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

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An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of: (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements); and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to be distributed, directly or indirectly, to the public in France.

Such offers, sales, and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1, and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1, and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1, and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold, or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

This document does not constitute a public offering or selling or a solicitation of an offer to sell any kind of securities under the Israeli Securities Law. This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the Israel Securities Authority. Any public offering in Israel requires a pre-approved permit by the Israel Securities Authority or an exemption thereof. In Israel, this prospectus may be distributed only to, and may be directed only at the types of, investors listed in the first addendum to the Israeli Securities Law (“the Addendum”), consisting primarily of funds for joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers and members of the Tel Aviv Stock Exchange, Ltd., each purchasing for their own account or for clients which are types of investors listed in the Addendum; investment advisors and underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50.0 million; and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

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Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa or “CONSOB”), pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation No. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks, or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax, and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissã do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

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Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published, or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO, or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer, or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

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EXPENSES RELATED TO THIS OFFERING

We estimate that the total expenses of this offering payable by us, excluding the underwriting discounts and commissions, will be approximately $__, as follows:

SEC registration fee
FINRA fee
Blue Sky filing fees
Legal fees and expenses
Accounting fees and expenses
Printing expenses
Miscellaneous
Total

LEGAL MATTERS

The validity of the INX Tokens offered hereby, and all other matters relating to the laws of the United States, will be passed upon by McDermott Will & Emery LLP, New York, New York. Other legal matters relating to Israeli and Gibraltar law will be passed upon for us by Horn & Co. Law Offices, Tel Aviv, Israel, and Hassans International Law Firm, Gibraltar, respectively.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Gibraltar. Service of process upon us and upon our directors and officers and the experts named in this registration statement, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial majority of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel, Hassans International Law Firm, that it may be difficult to assert U.S. securities law claims in original actions instituted in Gibraltar. Firstly, because the Gibraltar court will not have jurisdiction if it considers that the U.S. law being asserted is a penal, public or revenue law. Secondly, because even if the court were to have jurisdiction, it may decline to exercise that jurisdiction on the grounds of forum non conveniens (see above).

In addition, even if a Gibraltar court agrees to hear a claim, it may determine that Gibraltar law (or any other law or jurisdiction) and not U.S. law is applicable to the claim.

If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. If proceedings were to be brought in Gibraltar, all procedural matters would be governed by Gibraltar law.

Enforceability of a US Judgment in Gibraltar

A judgment creditor seeking to enforce a US judgment in Gibraltar cannot do so by direct execution of the judgment or pursuant to any registration process. The judgment creditor must therefore bring an action on the foreign judgment at common law and could apply for summary judgment under CPR Part 24 on the ground that the Defendant has no real prospect of successfully defending the claim. If such an application were to succeed, the Defendant would not be allowed to defend the claim at all.

However in order for this to be done, the US judgment would have to be for a debt or definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty – i.e. not based on a penal, revenue or public law) and must be final and conclusive.

Furthermore, the Gibraltar court must have been satisfied that the US court had jurisdiction over the Defendant according to the Gibraltar rules of private international law (e.g. that the Defendant was present when proceedings were instituted or has submitted to the jurisdiction of the US court – it is not sufficient, for example, that the Defendant possesses property in the US).

The Gibraltar court will also refuse to enforce the US judgment if, inter alia, it would be contrary to Gibraltar public policy; or if the proceedings in the US breached natural justice (e.g. by the Defendant not being properly serviced with process or notice of a hearing); or if the judgment was obtained by fraud.

The Gibraltar court has the power to give judgment for a sum of money expressed in a foreign currency. The judgment will be for payment of the amount of the foreign currency or its sterling equivalent at the time of payment.

The court has the power to award interest on debts or damages for such rate and for such period as it thinks fit. Once judgment is entered in Gibraltar, the judgment debt will carry interest from the date of judgment until the date it is it is satisfied at the rate prescribed in the High Court of England and Wales (currently 8%).

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EXPERTS

The financial statements as of December 31, 2017 and for the period of inception (September 1, 2017) to December 31, 2017 included in this registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Kost Forer Gabbay & Kasierer are located at 144 Menachem Begin Street, 6492102 Tel-Aviv, Israel.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of the INX Tokens. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement, or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements we will be filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, during any fiscal year that we are subject to the reporting requirements of the Exchange Act, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We maintain a corporate website at www.inx.exchange. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under corporate or securities regulations, including posting any XBRL interactive financial data required to be filed with the SEC or any other regulatory authority, and any notices of general meetings of our shareholders.

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GLOSSARY OF DEFINED TERMS

In this prospectus, each of the following quoted terms has the meanings set forth after such term:

“API” — Application program interface, a set of routines, protocols and tools for building software applications.

“Bitcoin” — A type of a blockchain asset based on an open source, math-based protocol existing on the decentralized Bitcoin Network.

“Blockchain” — A shared ledger on a network which is a continuously growing list of records (called “blocks”) which are linked and secured using cryptography.

“Blockchain Asset” — Collectively, all blockchain assets based upon a computer-generated math-based and/or cryptographic protocol that may, among other things, be used to pay for goods and services, entitle the owner to certain rights, or represent other types of assets.

“Blockchain Network” — An online, end-user-to-end-user network hosting the public transaction ledger, known as the blockchain, and the source code comprising the basis for the math-based protocols and cryptographic security governing a Blockchain Network.

“Coin” — See Blockchain Asset. Blockchain assets, coins, and tokens are often used interchangeably. In some contexts, coins may be used to refer to virtual currencies, a category of blockchain assets.

“Consensus algorithm” — Ensures that the next block in a blockchain is the one and only version of the truth, and it keeps powerful adversaries from derailing the system and successfully forking the chain. Proof-of-work is the most widely known example of a consensus algorithm.

“Digital Signature” — A digital code generated by public key encryption that is attached to an electronically transmitted document to verify its contents and the sender’s identity.

“Digital Wallet” — A file that houses private keys and usually contains a software client which allows access to view and create transactions on a specific blockchain network that the wallet is designed for.

“Distributed Ledger” — A database that is consensually shared and synchronized across a network

“Ether”— A type of a blockchain asset based on an open-source protocol existing on the Ethereum Network.

“Ethereum” — An open-source, public, blockchain-based distributed computing platform featuring smart contract functionality.

“ERC20” — A common standard, or set of specifications, for developing blockchain tokens to ensure compatibility with the Ethereum blockchain.

“Fiat Currency” — Currency that a government has declared to be legal tender, but is not backed by a physical commodity. The value of fiat money is derived from the relationship between supply and demand rather than the value of the material that the money is made of.

“ICOs” — Initial Coin Offerings, which are offerings of blockchain assets.

“Mining” — is the act of validating blockchain transactions, and is completed by “miners”. The necessity of validation warrants an incentive for the miners, usually in the form of blockchain assets.

“Open-source software” — Open source software is software with source code that anyone can inspect, modify, and enhance.

“Peer-to-peer network” — A distributed application architecture that partitions tasks or workloads between peers. Peers are equally privileged, equipotent participants in the application.

“Proof-of-stake” — A consensus distribution algorithm that rewards earnings based on the number of blockchain assets owned. The more you of a blockchain asset that is owned, the more gained by mining with this protocol.

89

“Proof-of-work” — A consensus distribution algorithm that requires an active role in mining data blocks. The more computational power provided, the more blockchain assets are rewarded.

“Protocol” — the software that governs rules, operations, and communication of a blockchain network.

“Public/Private key” — Used in asymmetrical cryptography, a cryptographic system that uses pairs of keys: public keys which may be disseminated widely and used by anyone to encrypt messages intended for a particular recipient, and private keys which are known only to the recipient.

“Smart Contracts” — Self-executing rules in a programmable computer language on the blockchain that are enforced by the participants of the network.

“Source code” — Any collection of computer instructions, possibly with comments, written using a human-readable programming language, usually as plain text, assembled into an executable computer program.

“Token” — See Blockchain Asset. Blockchain assets, coins, and tokens are often used interchangeably. In some contexts, tokens may be used to refer blockchain assets with greater functionality than a medium of exchange or store of value.

“Tokenization” — Tokenization is the process of converting rights to any type of asset into a digital token on a blockchain.

“Virtual currency” — Also known as digital currency or cryptocurrency, a subset of blockchain assets which is a digital representation of value that functions as a medium of exchange, a unit of account, and/or a store of value.

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INDEX TO FINANCIAL STATEMENTS

INX LIMITED

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

INX LIMITED

Opinion on the Financial Statements

We have audited the accompanying balance sheet of INX Limited (“the Company”) as of December 31, 2017, and the related statements of comprehensive loss, changes in equity and cash flows for the period from date of inception (September 1, 2017) to December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from date of inception (September 1, 2017) to December 31, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standard Board.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the financial statements, since date of inception in September 2017, the Company has incurred a loss from operations and as of December 31, 2017, the Company has an accumulated deficit of $637 thousand. The Company has stated that due to these and other factors described in Note 1c substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1c. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since its incorporation in 2017.

Tel-Aviv, Israel
April 12, 2018

INX LIMITED

BALANCE SHEET

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2017

ASSETS

CURRENT ASSETS

Prepaid expenses	7	517

Total assets		517

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accrued expenses		314
INX Token liability	3,4	78
Convertible loans	5	63

		455
EQUITY

Ordinary shares of GBP 0.001 par value - Authorized: 100,000,000 shares; Issued: 5,199,999; Outstanding: 4,917,166 shares		7
Share premium		736
Receivable on account of shares		(75)
Conversion option of convertible loan		31
Accumulated deficit	6	(637)

Total equity		62

		517

The accompanying notes are an integral part of the financial statements.

INX LIMITED

STATEMENT OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		From September 1, (date of inception) through December 31,
	Note	2017

Operating expenses:
General and administrative		586
Loss from operations		586

Fair value adjustment of INX Token liability	3	50
Finance expenses		1

Net loss and total comprehensive loss		637

Net loss per share, basic and diluted		(0.13)

Weighted average number of shares outstanding, basic and diluted		4,917,166

The accompanying notes are an integral part of the financial statements.

INX LIMITED

STATEMENT OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Share	Receivable on account	Conversion option of convertible	Accumulated	Total
	Shares	Amount	premium	of shares	loan	deficit	equity

Net loss and total comprehensive loss	-	-	-	-	-	(637)	(637)

Issuance of ordinary shares	3,356,366	4	523	(75)	-	-	452

Share-based payment	1,560,500	3	213	-	-	-	216

Conversion option of convertible loan	-	-	-	-	31	-	31

Balance as of December 31, 2017	4,917,166	7	736	(75)	31	(637)	62

The accompanying notes are an integral part of the financial statements.

INX LIMITED

STATEMENT OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

From September 1, (date of inception) through December 31, 2017
Net cash flows from operating activities:
Net loss	(637)

Adjustments to reconcile net loss to net cash used in operating activities:

Share-based payment	88
Fair value adjustment of INX Token liability	50
Accrued finance expense	1
Changes in operating assets and liabilities:
Increase in prepaid expenses	(404)
Increase in accrued expenses	314

Net cash used in operating activities	(588)

Net cash flows from financing activities:
Proceeds from issuance of convertible loans	94
Consideration received for share-based payment	18
Proceeds from issuance of ordinary shares	452
Proceeds from issuance of INX Tokens	24

Net cash provided by financing activities:	588

Change in cash and cash equivalents	-

Cash and cash equivalents at the beginning of the period	-

Cash and cash equivalents at the end of the period	-

The accompanying notes are an integral part of the financial statements.

 INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1:-	GENERAL

a.	Business description

INX Limited (the “Company”) was incorporated for the purpose of the development and operation of an integrated, regulated platform for trading blockchain assets and their derivatives (the “INX Exchange”). When fully operational, the INX Exchange is expected to offer professional traders and other institutional investors a trading platform with regulatory transparency and traditional marketplace practices, supported by a significant reserve fund. The Company plans to develop the INX Exchange as a centralized platform that facilitates peer-to-peer professional trading services through a suite of marketplace features and trading products, including the ability to take short positions and trade derivatives such as futures, options, and swaps.

The INX Exchange will utilize established practices common in other regulated financial services markets, such as traditional trading, clearing, and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency. Additionally, when parties cannot locate matches for their proposed trades on the INX Exchange, the Company intends to offer liquidity through other alternative trading systems or through direct sales.

As part of the INX Exchange platform, the Company created the INX Token (the "INX Token"). Of the 200 million INX Tokens that have been created, 130 million INX Tokens will be offered to the public (the "Offering"). After the INX Exchange is operational, the INX Token can be used to pay INX Exchange transaction fees and used as a portion of the collateral deposited for short positions. The Company will sell a portion of INX Tokens it receives as payment of transaction fees in future offerings to raise additional financing and to help maintain a public float of INX Tokens. Further, the Company will maintain a capital reserve and liquidity fund that will initially be comprised of 35 million INX Tokens not previously sold by the Company to the public (“Capital reserve and liquidity fund”). Additional Tokens will be contributed to the reserve as INX Tokens are received by the Company in payment of INX Exchange transaction fees, up to a maximum of 65 million additional INX Tokens for an aggregate of 100 million INX Tokens. In addition, 17,373,438 INX Tokens are reserved for issuance to employees, directors, advisors and early investors (of which 7,373,438 Tokens were reserved as of December 31, 2017 and an additional 10 million were reserved in April 2018). Holders of INX Tokens (other than the Company) will also be entitled to receive a pro rata distribution of 20% of the Company’s annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token, payable on an annual basis commencing on April 30, 2019 (the “Adjusted Operating Cash Flow”).

b.	Organizational information

The Company was incorporated in Gibraltar on November 27, 2017. Its registered office is located at 57/63 Line Wall Road, Gibraltar. After the INX Exchange becomes fully operational, the Company intends to relocate its principal office to New York, NY.

The Company’s main shareholders are Triple-V (1999) Ltd. (the “Parent Company”) and A-Labs Finance and Advisory Ltd. (“A-Labs”), which as of December 31, 2017 own 68.3% and 22.8%, respectively, of the Company’s outstanding ordinary shares.

 INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1:-	GENERAL (Cont.)

The financial statements also reflect the transactions of the Parent Company made on behalf of the Company from the date of inception of activities (September 1, 2017).

c.	Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since inception of activities in September 1, 2017, the Company has incurred a loss from operations and as of December 31, 2017, the Company has an accumulated deficit of $637. The Company has not yet generated cash from operations and it requires financing resources to support the ongoing operations, particularly development, marketing and operational costs. The Company’s future expenditures and capital requirements will depend on numerous factors, including: the success of the Offering, the progress of the platform’s development efforts and timely launch of the operations of the INX Exchange.

The Company is dependent upon the funds expected from the Offering to satisfy its working capital requirements in the coming 12 months. If the proceeds from the Offering will be less than the required working capital, or if development and other operating costs will be higher than expected, the Company may need to obtain additional funding to support its operation in the coming 12 months. Furthermore, the Company’s management believes that regardless of the funds from the Offering, it may need additional funding to finance its operations beyond the coming 12 months , until positive cash flows from operations is achieved.

The above factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

d.	The financial statements of the Company as of December 31, 2017, and for the period from date of inception (September 1, 2017) to December 31, 2017 were authorized for issuance in accordance with a resolution of the board of directors on April 12, 2018.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in these financial statements for the period presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

These financial statements have been prepared on a cost basis, except for the INX Token liability which is presented at fair value through profit or loss.

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Functional and presentation currencies:

The financial statements of the Company are presented in U.S. dollars, which is the Company’s functional currency, as substantially all of the Company’s expenditures and financing are denominated in U.S. dollars and the U.S. dollar presently best reflects the economic environment in which the Company is expecting to operate.

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

c.	Financial instruments:

1.	Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs.

2.	Loans and receivables are investments with fixed or determinable payments that are not quoted in an active market. Short-term receivables are measured based on their terms, normally at face value.

3.	Financial liabilities:

Financial liabilities are initially recognized at fair value. Loans and other liabilities measured at amortized cost are presented less direct transaction costs.

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities at amortized cost:

After initial recognition, loans and other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	Financial liabilities at fair value through profit or loss - INX Token liability:

Consideration received by the Company for the purchase of INX Tokens is accounted for as a financial liability in respect of the Company’s obligation to distribute annually to the INX Token holders 20% of the Company’s Adjusted Operating Cash Flow. The holder of the INX Token also is entitled to use the INX Token upon the holder’s demand as payment for services provided by the Company to the holder of the INX Token.

As the amounts distributable to holders of the INX Tokens are indexed to the Company’s adjusted cash flows from operations, the financial liability contains an embedded derivative. The Company views the Company’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IAS 39. The Company has elected in accordance with IAS39 to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss.

Accordingly, the INX Token liability is remeasured to fair value at the end of each reporting period. The changes in fair value are recognized in profit or loss.

When the INX Token is used to pay for services provided by the Company, the respective portion of the INX Token liability is derecognized and revenue is recognized. The fair value of INX Tokens issued in consideration for services to be provided to the Company is recognized as compensation expense as the services are provided.

4.	Compound financial instruments:

Convertible debt which contains both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

d.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement.

The Company classifies the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried or measured at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2: Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);

Level 3: Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

For details of the fair value of the INX Token liability – See Note 3. The fair values of current financial assets and financial liabilities, other than the INX Token liability, approximate their carrying amounts due to the short-term maturity of these instruments.

e.	Share-based payment transactions:

Certain of the Company’s employees and other service providers are entitled to remuneration in the form of equity settled share-based payment transactions. The cost of the transactions is measured at the fair value of the equity instruments granted at grant date. The cost of the transactions is recognized in profit or loss together with a corresponding increase in equity for share based grants during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees/service provider become entitled to the award (“the vesting period”). The cumulative expense recognized at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Deferred tax is provided using a liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets are recognized for deductible temporary differences and the carryforward of any unused tax losses. Deferred tax assets are recognized to the extent that it is probable taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available for all or part of the deferred tax asset to be utilized.

As of December 31, 2017, the Company has a carryforward operating loss that approximates the net loss of the Company for 2017. No deferred tax asset has been recorded in respect of the carryforward tax loss due to the uncertainty of its realization.

g.	Net Loss per Share

Basic loss per share is computed by dividing the net loss attributable to equity holders of the Company by the weighted average number of Ordinary shares outstanding during the period. Diluted loss per share is computed by dividing the net loss, as above, after adjustment for interest on the convertible loans by the weighted average number of Ordinary shares outstanding, as above, plus the weighted average number of Ordinary shares that would be issued on conversion of the convertible loans.

For the period ended December 31, 2017, the effect of the inclusion of the 956,333 ordinary shares that would have been issued upon the conversion of the Company’s convertible loans is anti-dilutive.

h.	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability within the next financial year are discussed in Note 3.

i.	Standards Issued but not yet effective

IFRS 15, “Revenue from Contracts with Customers”:

IFRS 15 (“the new Standard”) was issued by the IASB in May 2014.

The new Standard replaces IAS 18, “Revenue”, IAS 11, “Construction Contracts”, IFRIC 13, “Customer Loyalty Programs”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfers of Assets from Customers” and SIC-31, “Revenue - Barter Transactions Involving Advertising Services”.

The new Standard introduces a five-step model that will apply to revenue earned from contracts with customers:

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The new Standard is to be applied for annual periods beginning on January 1, 2018.

As the Company has not yet recorded any revenues, the adoption of the Standard will not have any effect on the Company’s financial statements.

IFRS 9, “Financial Instruments”:

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (“IFRS 9”), which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, financial instruments are measured at amortized cost only if certain conditions are met:

IFRS 9 also includes a new model for measurement of impairment of financial assets. Subsequent measurement of all other financial assets should be at fair value.

According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in the fair value of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. The Company believes that the adoption of IFRS 9 is not expected to have a material impact on the financial statements.

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3:-	INX TOKEN LIABILITY

The number of INX Tokens that the Company has an obligation to issue as of December 31, 2017 is as follows:

Number of INX Tokens
Main shareholders:
Triple-V	9,435,939
A-Labs	4,550,000

13,985,939

Holders of convertible loans	2,690,623
Service providers	950,000

Total	17,626,562

Total fair value at December 31, 2017	$78

In the period from date of inception through December 31, 2017, the remeasurement to fair value of the INX Token liability in respect of 17,626,562 INX Tokens resulted in an expense of $50 (unrealized loss) which was recorded in profit or loss.

The fair value of each INX Token as of December 31, 2017 is $0.0044. The fair value was determined by management and the board of directors based on a valuation, derived from a third party draft share and token purchase agreement. Key assumptions include an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Adjusted Operating Cash Flow. The level in the fair value hierarchy is level 2.

There is currently no trading market for the INX Token. If such a trading market were to develop, the fair value of the INX Token liability will be subject to fluctuations due to changes in market prices (market risk). The market price of the INX Token may be volatile due to a number of factors, including fluctuations in the Company’s results of operations and macro-economic factors.

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 4:-	RELATED PARTIES

Related Parties – Balances and Transactions

December 31, 2017
Balances:
Prepaid expenses	517
INX Token liability (see Note 3)	$78

	From September 1 (date of inception) through December 31, 2017
Transactions:
General and administrative (see Note 6)	$123	(*)
Share-based compensation for key management personnel	52

(*)	Includes share-based compensation of $28 recorded in respect of related parties.

The Company has signed management agreements with key management personnel, according to which the personnel receive no compensation for services provided to the Company until the Company raises a certain minimum amount in the contemplated Offering. Upon achieving the minimum amount, the management personnel will receive a yet to be determined compensation amount.

Certain individuals are entitled to receive a one-time bonus of an aggregate $250 upon achievement of a certain minimum offering amount.

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 5:-	CONVERTIBLE LOANS

The Company entered into convertible loan agreements dated November 27, 2017 (“Convertible Loans”) with three individuals, of which one is an officer of the Company (the “Lenders”), for an aggregate amount of $144. The loans are convertible at any time and at each Lender’s sole discretion, into an aggregate total of 956,333 ordinary shares of the Company, or repaid at the earlier of (i) the lapse of five years; (ii) an initial public offering of the Company’s shares or a security token or (iii) upon a Deemed Liquidation Event as defined in the Company’s Articles of Association. The loans bear 2% interest compounded annually. In addition, the Lenders were granted the right to purchase a total of 2,690,623 INX Tokens.

As of December 31, 2017, the Company received $97 in consideration for the convertible loans and INX Tokens, of which $4 was attributed to the fair value of the INX Tokens. The fair value of the loans amounted to $62, resulting in an effective interest rate of 60% and the balance of $31 was attributed to the conversion option, which was recorded in equity. Interest and amortization of discount on the convertible loans for the period ending December 31, 2017, amounted to $1. Subsequent to balance sheet date, in January 2018, an additional $47 was received by the Company in connection with the above convertible loan agreements.

NOTE 6:-	EQUITY

a.	Outstanding ordinary shares

In the period from inception (September 2017) to December 31, 2017, ordinary shares of the Company were issued and outstanding as follows:

1.	Issuance of 3,356,666 ordinary shares to the Parent Company in consideration for $527 of which $452 was paid in cash. The balance of the $75 is recorded as a receivable on account of shares as an offset to equity.

2.	Issuance of 1,120,000 ordinary shares to A-Labs in consideration for services provided to the Company at a fair value of $175.

3.	Issuance of 440,500 ordinary shares to certain service providers in the Company at fair value of $69.

See Note 9 for issuance of shares subsequent to balance sheet date.

b.	Issued ordinary shares

As of December 31, 2017, there are 282,833 ordinary shares issued and held by a Trustee on behalf of the Company. These shares are deemed to be not outstanding.

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 7:-	SHARE-BASED PAYMENT

a.	Shares reserved for Employees Stock Option Plan

On December 29, 2017, the Company’s board of directors approved a resolution to reserve 417,000 ordinary shares of the Company for the purpose of an Employees Stock Option Plan (“ESOP”) and future grants to employees and consultants as the board of directors may approve from time to time. As of December 31, 2017, no grants have been made.

b.	Expense recognized in the financial statements:

During the period from inception through December 31, 2017, the Company issued ordinary shares to certain employees and service providers in consideration for services to be provided to the Company (see note 6a).

The expenses recognized in the financial statements for employees and services providers are shown in the following table:

Total number of ordinary shares issued–fully vested	1,560,500

Fair value of shares	$244
Less – cash consideration payable by the service providers (*)	(46)

Balance – amount attributed to compensation for services	198

Less – prepaid expenses as of December 31, 2017	(110)

Share-based payment expense in the period	88

(*)	As of December 31, 2017 $18 has been received by the Company.

c.	Measurement of the fair value of share based payment:

The fair value of the ordinary share was determined at $0.156 per share as of the date of grant. The fair value of the ordinary shares was derived from the total consideration paid by the Company’s principal shareholder for INX Tokens and Ordinary shares issued to him upon the establishment of the Company. Key assumptions include an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Adjusted Operating Cash Flow.

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.	Engagement Agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”):

Under an engagement agreement dated September 26, 2017, as amended in December 2017 and January 31, 2018 (the “A-Labs Agreement”), A-Labs, a shareholder of the Company, shall provide services to the Company which include, among others, development, planning, management, execution, branding and marketing outside of the US with relation to the Offering of the INX Tokens on behalf of the Company. In consideration for these services, A-Labs received a non-refundable, cash payment of $500 and will receive a contingent cash payment of $500 payable upon the completion of an offering in which the Company has raised from US Persons not less than $10,000. A-Labs also will receive an additional contingent cash payment for the marketing and sale of INX Tokens to non-US Persons only. Such consideration shall be equal to: 10% of the first $30,000 (up to $3,000) in ICO Proceeds (as defined in the A-Labs Engagement Agreement); 5% of the next $70,000 (up to $3,500) in ICO Proceeds; 6% of the next $100,000 (up to $6,000) in ICO Proceeds; and 7.5% of ICO Proceeds in excess of $200,000.

A-Labs was also granted the right to purchase 4,550,000 INX Tokens at a fair value of $7. In addition, pursuant to an agreement signed contemporaneously with the A-Labs Agreement, the Company issued 1,120,000 ordinary shares to A-Labs. The fair value of the ordinary shares issued amounting to $136 ($175 less the payment of $39 required for those shares), is deemed additional consideration for the services to be provided by A-Labs.

In September 2017, the total consideration in the A-Labs Agreement amounted to $681. This amount is comprised of cash of $500, INX Tokens with a fair value of $6 and ordinary shares with a fair value of $175. A-Labs contributed $45 ($6 for the INX Tokens and $39 for the ordinary shares), such that the consideration in excess of the amount contributed amounted to $636. As the A-Labs Agreement required A-Labs to provide these services in the future, upon initial recognition this amount of $636 was recorded as prepaid expenses.

The fair value of the INX Tokens and of the ordinary shares was derived from the total consideration paid by the Company’s principal shareholder for INX Tokens and ordinary shares issued to him upon the establishment of the Company. Key assumptions include an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Adjusted Operating Cash Flow.

For the period from the date of the A-Labs Agreement in September 2017 through December 31, 2017, the Company recognized compensation expense of $119, which reduced the balance of prepaid expenses to $517. The compensation expense recognized was based on the extent of the services performed until that date.

As of December 31, 2017, an accrual for the contingent cash payment of $500 and the additional contingent cash payments which are dependent on completion of the Offering as described above, was not recorded in the balance sheet due to the uncertainty of the payments.

b.	Software Services Agreement with Committed Ltd. (“Committed”).

Under the Software Services Agreement, effective as of October 1, 2017 (the “Committed Agreement”) between the Company and Committed, Committed shall provide services to the Company in respect of the design, development, implementation, modification and customization of the INX Exchange software. In addition, Committed will provide maintenance and support services for a three month period to the INX Exchange with a renewal option. In consideration for these services, Committed will be entitled to (i) a cash payment of $70 of which $25 is contingent upon the Offering raising $5 million by June 30, 2018 and (ii) an option to purchase 1.5% of the Company’s ordinary issued and outstanding share capital, on an issued basis as of October 31, 2017, at an exercise price of $0.01 per share, subject to the adoption of an option plan by the Company and the approval of the Company's Board of Directors.

INX LIMITED

Notes to the Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 9:-	SUBSEQUENT EVENTS

a.	During January and February 2018 the Company signed Share Purchase Agreements with four new investors (the “New Investors”) for the issuance of 1,768,290 ordinary shares in consideration for an aggregate amount of $693. The New Investors are also entitled to receive, for no additional consideration, a number of INX Tokens to be determined by dividing the aggregate consideration, as provided above, by the price per Token in this Offering. The number of INX Tokens received will not exceed 2% of the total number of INX Tokens issued at the time of this Offering. Two of the New Investors were granted warrants to purchase up to an additional 1,647,264 ordinary shares at an exercise price of $0.13465 per share. The warrants will expire upon the earlier of a merger or acquisition of the Company, or nine months from the date of the warrant in January 2018.

b.

On March 7, 2018, in connection with the appointment of Mr. Silbert as the Executive Managing Director of INX Services, Inc. (a wholly-owned US subsidiary that commenced operation in March 2018, Mr. Silbert entered into an Executive Employment Agreement with INX Services, Inc. (the “Silbert Employment Agreement”), pursuant to which Mr. Silbert will provide services to INX Services, Inc. and the Company, including that Mr. Silbert shall serve a member of the Board of Directors of the Company and Executive Managing Director of U.S. Operations of INX Services, Inc. Pursuant to the Silbert Employment Agreement, Mr. Silbert will receive a base salary of $132. Subject to the Company raising at least $5,000 in the Offering, Mr. Silbert shall be eligible to earn an annual performance based bonus in the amount of $150 upon the achievement of certain performance based targets which shall be established by the Board of Directors and shall also be granted an option to purchase 500,000 INX Tokens at a price of $0.01 per Token. In the event the Company raises at least $5,000 in the Offering, or raises $5,000 in consideration for equity from third parties, Mr. Silbert’s base salary shall increase to a monthly rate of $20. In addition, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, Mr. Silbert shall receive an option to purchase ordinary shares of the Company constituting 3% of the share capital of the Company on a fully diluted basis, at a price per share equal to the fair market value per share.  25% of the option shares will vest upon each anniversary of Mr. Silbert’s employment with INX Services, such that the options will be fully vested and exercisable upon the 4th anniversary of such employment.

c.	On March 8, 2018, in connection with the appointment of Mr. James Crossley as a member of the Company’s Board of Directors, the Company entered into a Services Agreement with Bentley Limited (the “Bentley Services Agreement”), pursuant to which Bentley Limited will provide services to the Company including that James Crossley shall serve as a board member of the Company. Pursuant to the Bentley Services Agreement, Bentley will receive a monthly consulting fee of GBP 1,600 per month. In addition, Bentley will receive the option to purchase 10,000 INX Tokens per month at the price of $0.01 per Token, subject to a maximum of 60,000 INX Tokens. Such option to purchase INX Tokens shall lapse on the first of the month in which the Company raises $10,000 in a public offering of INX Tokens.

- - - - - - - - - - - - - - - - - - -

130,000,000 INX Tokens

The date of this prospectus is                   , 2018.

Until and including , 2018 (25 days after the date of this prospectus), all dealers that buy, sell or trade our INX Tokens, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Item 7. Recent Sales of Unregistered Securities

The following is a summary of transactions during the three years preceding this offering, involving offers and sales of our securities which were not registered under the Securities Act.

Ordinary Shares

As of March 30, 2018 we have issued 6,685,456 ordinary shares of the Company, par value of GBP 0.001 (each an “Ordinary Share”)

Under a Share Purchase Agreement, dated September 26, 2017, between the Company and Triple-V (1999) Ltd., a company wholly owned by Mr. Shy Datika, one of our founders, our controlling shareholder and Chief Executive Officer, the Company issued to Triple-V (1999) Ltd. 3,356,666 ordinary shares of the Company, par value of GBP 0.001 (each an “Ordinary Share”), in consideration of $446,875. See “Principal Shareholders”.

On December 29, 2017, 1,120,000 ordinary shares were issued to A-Labs Finance and Advisory Ltd.

Under a Share Purchase Agreement, dated September 27, 2017, between the Company and Mr. Jonathan Azeroual, our Vice President, Blockchain Asset Strategy, the Company issued to Mr. Azeroual 377,500 Ordinary Shares in consideration of GBP 377.50. See “Principal Shareholders”.

On December 29, 282,833 shares were issued to INX Systems Ltd., as Trustee for INX Limited.

Under a Share Purchase Agreement dated September 27, 2017 between the Company and Benjamin Engel, the Company issued to Mr. Engel 31,500 of our Ordinary Shares, par value GBP 0.001 each, in consideration for GBP 31.50.

Under a Share Purchase Agreement dated September 27, 2017 between the Company and Mark Finelli, the Company issued to Mr. Finelli 31,500 of our Ordinary Shares, par value GBP 0.001 each, in consideration for GBP 31.50.

Under a Share Purchase Agreement dated January 11, 2018 between the Company and Yitshak Rafaeli, the Company issued to Mr. Rafaeli 747,632 of our Ordinary Shares, par value GBP 0.001 each, in consideration for $293,000.

Under a Share Purchase Agreement dated January 11, 2018 between the Company and Meni Benish, the Company issued to Mr. Benish 446,538 of our Ordinary Shares, par value GBP 0.001 each, in consideration for $175,000.

Under a Share Purchase Agreement dated January 24, 2018 between the Company and Etty Trister, the Company issued to Ms. Trister 63,791 f our Ordinary Shares, par value GBP 0.001 each, in consideration for $25,000.

Under a Share Purchase Agreement dated February 5, 2018 between the Company and Our Platform LLC a Company wholly owned by Eli Alelov, the Company issued to Our Platform LLC 510,329 f our Ordinary Shares, par value GBP 0.001 each, in consideration for $200,000.

Non-Exercised Options and Convertible Rights for Ordinary Shares

Under a Loan Agreement, dated November 27, 2017, between the Company and Ms. Naor, our Chief Operating Officer, is entitled, at any time and at her sole discretion, to convert outstanding principal and interest amounts of the loan agreement into 333,333 Ordinary Shares.

Under a Loan Agreement dated November 27, 2017 between the Company and Ms. Ayelet Horn, Ms. Horn is entitled, at any time and at her sole discretion, to convert the amount of outstanding principal and interest into 311,500 ordinary shares of the Company.

Under a Loan Agreement dated November 27, 2017 between the Company and Mr. Yaniv Segev, Mr. Segev is entitled, at any time and at his sole discretion, to convert the amount of outstanding principal and interest into 311,500 ordinary shares of the Company.

Under the Software Services Agreement dated October 1, 2017 (the “Committed Agreement”) between the Company and Committed Ltd (“Committed”), the Company granted Committed an option to purchase 1.5% of the Company’s share capital, on an issued basis as of October 31, 2017 at an exercise price of $0.01 per share, subject to the adoption of an option plan by the Company and the approval of the Company’s Board of Directors in consideration of services related to the design, development, implementation, modification and customization of exchange software required for our INX Exchange. See “Material Agreements”.

Under a Warrant Certificate dated January 11, 2018 between the Company and Yitshak Rafaeli, Mr. Rafaeli is entitled to purchase up to 1,090,254 of our Ordinary Shares at an exercise price of $0.13465 per share. The warrants will expire upon the earlier of a merger or acquisition of the Company, or nine months from the date of the Warrant Certificate.

Under a Warrant Certificate dated January 11, 2018 between the Company and Meni Benish, Mr. Benish is entitled to purchase up to 557,010 of our Ordinary Shares at an exercise price of $0.13465 per share. The warrants will expire upon the earlier of a merger or acquisition of the Company, or nine months from the date of the Warrant Certificate.

Under an Executive Employment Agreement dated March 7, 2018 between INX Services, Inc. and Alan Silbert, Mr. Silbert shall receive an option to purchase Ordinary Shares of the Company constituting 3% of the share capital of the Company on a fully diluted basis, at a price per share equal to the fair market value per share upon and subject to the adoption of a Share Ownership and Option Plan by the Company. 25% of the option shares will vest upon each anniversary of Mr. Silbert’s employment with INX Services, such that the options will be fully vested and exercisable upon the 4th anniversary of such employment. Unvested options shall be subject to accelerated vesting upon change of control of the Company.

INX Tokens

As of April 12, 2018, 17,626,562 INX Tokens were sold to certain of our directors, executive officers, employees, lenders, service providers and investors.

Under the Share Purchase Agreement dated September 26, 2017 between the Company and Triple-V, the Company sold to Triple-V 9,435,939 INX Tokens at a price of $0.01 per Token.

Under the Engagement Agreement effective September 26, 2017, as amended on December 14, 2017, December 27, 2017 and December 28, 2017 (the “A-Labs Agreement”), between the Company and A-Labs, a limited liability company registered under the laws of the state of Israel, the Company granted 4,550,000 INX Tokens in consideration of services provided and to be provided by A-Labs. The grant of INX Tokens is subject to a repurchase option by the Company, under which the Company is entitled to repurchase INX Tokens for $0.01 per Token. The Company’s INX Token repurchase option lapses immediately after the consummation of an offering raising not less than $10,000,000 from third parties on or prior to September 26, 2018.See “Material Agreements”.

Under the Convertible Loan Agreement dated November 27, 2017 between the Company and Ms. Maia Naor, the Company sold 937,499 INX Tokens to Ms. Naor at a price of $0.01 per Token, for an aggregate purchase price of $9,375.

Under the Convertible Loan Agreement dated November 27, 2017 between the Company and Ms. Ayelet Horn, the Company sold 876,562 INX Tokens to Ms. Horn at a price of $0.01 per Token, for an aggregate purchase price of $8,766.

Under the Convertible Loan Agreement dated November 27, 2017 between the Company and Mr. Yaniv Segev, the Company sold 876,562 INX Tokens to Mr. Segev at a price of $0.01 per Token, for an aggregate purchase price of $8,766.

Under the Share Purchase Agreement dated September 27, 2017 between the Company and Mr. Jonathan Azeroual, the Company sold 750,000 INX Tokens to Mr. Azeroual at a price of $0.01 per Token, for an aggregate purchase price of $7,500.

Under the Share Purchase Agreement dated September 27, 2017 between the Company and Benjamin Engel, the Company sold 100,000 INX Tokens to Mr. Engel at a price of $0.01 per Token, for an aggregate purchase price of $1,000.

Under the Share Purchase Agreement dated September 27, 2017 between the Company and Mark Finelli, the Company sold 100,000 INX Tokens to Mr. Finelli at a price of $0.01 per Token, for an aggregate purchase price of $1,000.

Under the Share Purchase Agreement dated January 11, 2018 between the Company and Yitshak Rafaeli, the Company sold to Mr. Rafaeli a number of INX Tokens to be determined by the price per Token in this Offering, but will not exceed 2% of the total number of INX Tokens issued at the time of this Offering.

Under the Share Purchase Agreement dated January 11, 2018 between the Company and Meni Benish, the Company sold to Mr. Benish a number of INX Tokens to be determined by the price per Token in this Offering, but will not exceed 2% of the total number of INX Tokens issued at the time of this Offering.

Under the Share Purchase Agreement dated January 24, 2018 between the Company and Etty Trister, the Company issued to Ms. Trister a number of INX Tokens to be determined by the price per Token in this Offering, but will not exceed 2% of the total number of INX Tokens issued at the time of this Offering.

Under the Share Purchase Agreement dated February 5, 2018 between the Company and Our Platform LLC a Company wholly owned by Eli Alelov, the Company sold to Our Platform a number of INX Tokens to be determined by the price per Token in this Offering, but will not exceed 2% of the total number of INX Tokens issued at the time of this Offering.

Under a Services Agreement dated March 8, 2018 between the Company and Bentley Limited, the Company has granted Bentley an option to purchase 10,000 INX Tokens per month at the price of $0.01 per Token, subject to a maximum of 60,000 INX Tokens. Such option to purchase INX Tokens shall lapse on the first of the month during which the Company raises $10,000,000 in a public offering of INX Tokens.

The number of INX Tokens issued is illustrated in the table below.

INX Token Holder	Number of INX Tokens

Shy Datika (1)	9,435,939
Doron Cohen (2)	4,550,000
Maia Naor	937,499
Yaniv Segev	876,562
Ayelet Horn	876,562
Jonathan Azeroual	750,000
Benjamin Engel	100,000
Mark Finelli	100,000
James Crossley (3)	-
Yitshak Rafaeli (4)	-
Meni Benish (5)	-
Etty Trister (6)	-
Eli Alelov (7)	-
Alan Silbert (8)	-

Total	17,626,562

(1) Mr. Datika holds 9,435,939 INX Tokens solely through Triple-V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder.

(2) Mr. Cohen holds 4,550,000 INX Tokens solely through A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of Israel, of which Mr. Cohen is the controlling shareholder.

(3) Mr. Crossley is entitled to an option to purchase 10,000 INX Tokens per month from the effective date of the services agreement between Bentley Limited and the Company, until the commencement of this offering.

(4) Mr. Rafaeli holds an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the pre-sale, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(5) Mr. Benish holds an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the pre-sale, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(6) Ms. Trister holds an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the pre-sale, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(7) Mr. Alelov holds, solely through Our Platform, LLC a Company wholly owned by Eli Alelov an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the pre-sale, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(8) Upon the Company raising at least $5,000,000 in the Offering, Mr. Silbert shall be granted an option to purchase 500,000 INX Tokens at a price of $0.01 per Token.

Item 8. Exhibits and Financial Statement Schedules

The exhibit index attached hereto is incorporated herein by reference.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Memorandum of Association of the Company
3.2	Amended and Restated Articles of Association of the Company, as currently in effect
4.1	Form of INX Token Purchase Agreement
4.2	Form of INX Token Assignment Agreement
5.1	Opinion of McDermott Will & Emery LLP, New York, New York, counsel to the Company, as to the validity of the securities being offered (including consent)
10.1	Founders’ Agreement dated September 1, 2017, between Triple-V (1999) Ltd. and A-Labs Finance and Advisory Ltd.
10.2	Addendum to Founders’ Agreement dated September 27, 2017 between Triple-V (1999) Ltd. and A-Labs Finance and Advisory Ltd.
10.3	Addendum 2 to Founders’ Agreement dated December 31, 2017 between Triple-V (1999) Ltd. and A-Labs Finance and Advisory Ltd.
10.4*	Management Agreement dated December 29, 2017 between Triple-V (1999) Ltd. and INX Limited
10.5*	Financial Services Agreement dated December 26, 2017 between Insight Finance Ltd. and INX Limited
10.6	Second Amended and Restated Engagement Agreement dated December 31, 2017 between A-Labs Finance and Advisory Ltd. and INX Limited
10.7	Amendment to the Second Amended and Restated Engagement Agreement dated January 31, 2018, between A-Labs Finance and Advisory Ltd. and INX Limited
10.8	Software Services Agreement dated October 1, 2017,by and between Committed Ltd. and INX Limited
10.9*	Management Agreement dated November 1, 2017 between Ms. Maia Naor and INX Limited
10.10*	Management Agreement dated November 27, 2017 between Mr. Jonathan Azeroual and INX Limited
10.11*	Executive Employment Agreement dated March 7, 2018 between Mr. Alan Silbert and INX Limited
10.12*	Services Agreement dated March 8, 2018 between Bentley Limited and INX Limited
10.13	Loan Agreement dated November 27, 2017 between Ms. Maia Naor and INX Limited
10.14	Loan Agreement dated November 27, 2017 between Ms. Ayelet Horn and INX Limited
10.15	Loan Agreement dated November 27, 2017 between Mr. Yaniv Segev and INX Limited
21.1	List of subsidiaries of the Registrant
23.1	Consent of Kost Forer Gabbay & Kasierer, Independent Registered Public Accounting Firm
23.2	Consent of McDermott Will & Emery LLP, New York, New York, (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of the Registration Statement)

* Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of          , State of         , on          , 2018.

INX limited

By:	/s/		By:	/s/
	Name:	Shy Datika		Name:	Oran Mordechai
	Title:	Chief Executive Officer		Title:	Chief Financial Officer

POWER OF ATTORNEY

The undersigned officers and directors of INX Limited hereby constitute and appoint Shy Datika and Oran Mordechai, and each of them singly, with full power of substitution, our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations, and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/	Chief Executive Officer	__, 2018
SHY DATIKA	(Principal Executive Officer)

/s/	Chief Financial Officer	__, 2018
ORAN MORDECHAI	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of INX Limited, has signed this registration statement on __, 2018.

PUGLISI & ASSOCIATES

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director